Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2012 excerpted from pages 84-176 of the 2012 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including Independent auditors’ reports of registered public accounting firm to shareholders with respect to consolidated financial statements as at October 31, 2012 and 2011 and for each of the years in the three-year period ended October 31, 2012 and internal control over financial reporting as of October 31, 2012

Consolidated financial statements

85	Financial reporting responsibility
86	Independent auditors’ report of registered public accounting firm to shareholders
88	Consolidated balance sheet
89	Consolidated statement of income
90	Consolidated statement of comprehensive income
91	Consolidated statement of changes in equity
92	Consolidated statement of cash flows
93	Notes to the consolidated financial statements
93	Note 1	–	Basis of preparation and summary of significant accounting policies
101	Note 2	–	Fair value of financial instruments
109	Note 3	–	Significant acquisitions and dispositions
110	Note 4	–	Securities
115	Note 5	–	Loans
117	Note 6	–	Structured entities and derecognition of financial assets
121	Note 7	–	Land, buildings and equipment
121	Note 8	–	Goodwill, software and other intangible assets
123	Note 9	–	Other assets
124	Note 10	–	Deposits
125	Note 11	–	Other liabilities
125	Note 12	–	Derivative instruments
132	Note 13	–	Designated accounting hedges
133	Note 14	–	Subordinated indebtedness
133	Note 15	–	Common and preferred share capital
137	Note 16	–	Capital Trust securities
138	Note 17	–	Interest rate sensitivity
139	Note 18	–	Share-based payments
141	Note 19	–	Post-employment benefits
144	Note 20	–	Income taxes
147	Note 21	–	Earnings per share
147	Note 22	–	Commitments, guarantees and pledged assets
150	Note 23	–	Contingent liabilities and provision
152	Note 24	–	Concentration of credit risk
152	Note 25	–	Related-party transactions
153	Note 26	–	Investments in equity-accounted joint ventures and associates
154	Note 27	–	Significant subsidiaries
155	Note 28	–	Segmented and geographic information
157	Note 29	–	Financial instruments – disclosures
158	Note 30	–	Interest income and expense
158	Note 31	–	Transition to International Financial Reporting Standards
175	Note 32	–	Future accounting policy changes

84	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada) which requires that the financial statements are to be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year end, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls in accordance with the audit plan approved by the Audit Committee. The Chief Auditor has full and independent access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	December 5, 2012

CIBC 2012 ANNUAL REPORT	85

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2012 and 2011 and November 1, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2012 and 2011 and November 1, 2010, its financial performance and its cash flows for each of the years in the two-year period ended October 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 5, 2012 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 5, 2012

86	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2012 and 2011 and November 1, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2012 of CIBC and our report dated December 5, 2012 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

December 5, 2012

CIBC 2012 ANNUAL REPORT	87

Consolidated financial statements

Consolidated balance sheet

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
ASSETS
Cash and non-interest-bearing deposits with banks	$2,613	$1,481	$1,817
Interest-bearing deposits with banks	2,114	3,661	9,005
Securities (Note 4)
Trading	40,330	32,713	29,074
Available-for-sale (AFS)	24,700	27,118	24,369
Designated at fair value (FVO)	304	464	875
	65,334	60,295	54,318
Cash collateral on securities borrowed	3,311	1,838	2,401
Securities purchased under resale agreements	25,163	25,641	34,722
Loans (Note 5)
Residential mortgages	150,056	150,509	143,284
Personal	35,323	34,842	34,335
Credit card	15,153	15,744	15,914
Business and government	43,624	39,663	37,946
Allowance for credit losses	(1,860)	(1,803)	(1,886)
	242,296	238,955	229,593
Other
Derivative instruments (Note 12)	27,039	28,270	24,700
Customers’ liability under acceptances	10,436	9,454	7,633
Land, buildings and equipment (Note 7)	1,683	1,580	1,568
Goodwill (Note 8)	1,701	1,677	1,907
Software and other intangible assets (Note 8)	656	633	579
Investments in equity-accounted associates and joint ventures	1,635	1,394	495
Other assets (Note 9)	9,404	8,879	10,570
	52,554	51,887	47,452
	$393,385	$383,758	$379,308
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$118,153	$116,592	$113,294
Business and government	125,055	117,143	115,841
Bank	4,723	4,177	5,618
Secured borrowings	52,413	51,308	43,518
	300,344	289,220	278,271
Obligations related to securities sold short	13,035	10,316	9,673
Cash collateral on securities lent	1,593	2,850	4,306
Capital Trust securities	1,678	1,594	1,600
Obligations related to securities sold under repurchase agreements	6,631	8,564	20,651
Other
Derivative instruments (Note 12)	27,091	28,792	25,363
Acceptances	10,481	9,489	7,633
Other liabilities (Note 11)	10,671	11,704	12,239
	48,243	49,985	45,235
Subordinated indebtedness (Note 14)	4,823	5,138	4,773
Equity
Preferred shares (Note 15)	1,706	2,756	3,156
Common shares (Note 15)	7,769	7,376	6,804
Contributed surplus	85	93	98
Retained earnings	7,042	5,457	4,157
Accumulated other comprehensive income (AOCI)	264	245	416
Total shareholders’ equity	16,866	15,927	14,631
Non-controlling interests	172	164	168
Total equity	17,038	16,091	14,799
	$393,385	$383,758	$379,308

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey President and Chief Executive Officer	Ronald W. Tysoe Director

88	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2012	2011
Interest income
Loans	$10,020	$10,184
Securities	1,690	1,421
Securities borrowed or purchased under resale agreements	323	365
Deposits with banks	42	63
	12,075	12,033
Interest expense
Deposits	3,630	3,843
Securities sold short	333	388
Securities lent or sold under repurchase agreements	156	264
Subordinated indebtedness	208	215
Capital Trust securities	144	142
Other	110	119
	4,581	4,971
Net interest income	7,494	7,062
Non-interest income
Underwriting and advisory fees	438	514
Deposit and payment fees	775	756
Credit fees	418	379
Card fees	619	609
Investment management and custodial fees	424	411
Mutual fund fees	880	849
Insurance fees, net of claims	335	320
Commissions on securities transactions	402	496
Trading income (loss)	(115)	44
AFS securities gains (losses), net (Note 4)	264	397
FVO gains (losses), net	(32)	(7)
Foreign exchange other than trading	91	204
Income from equity-accounted associates and joint ventures (Note 26)	160	111
Other	396	290
	5,055	5,373
Total revenue	12,549	12,435
Provision for credit losses (Note 5)	1,291	1,144
Non-interest expenses
Employee compensation and benefits	4,044	4,052
Occupancy costs	697	667
Computer, software and office equipment	1,022	989
Communications	304	296
Advertising and business development	233	213
Professional fees	174	178
Business and capital taxes	50	38
Other	691	1,053
	7,215	7,486
Income before income taxes	4,043	3,805
Income taxes	704	927
Net income	$3,339	$2,878
Net income attributable to non-controlling interests	$8	$11
Preferred shareholders	$158	$177
Common shareholders	3,173	2,690
Net income attributable to equity shareholders	$3,331	$2,867
Earnings per share (in dollars) (Note 21)
– Basic	$7.86	$6.79
– Diluted	7.85	6.71
Dividends per common share (in dollars) (Note 15)	3.64	3.51

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

CIBC 2012 ANNUAL REPORT	89

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2012	2011
Net income	$3,339	$2,878
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	65	(101)
Net (gains) losses on investments in foreign operations reclassified to net income	1	–
Net gains (losses) on hedges of investments in foreign operations	(65)	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(1)	–
	–	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	208	182
Net (gains) losses on AFS securities reclassified to net income	(196)	(241)
	12	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	20	(40)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(13)	16
	7	(24)
Total OCI(1)	19	(171)
Comprehensive income	$3,358	$2,707
Comprehensive income attributable to non-controlling interests	$8	$11
Preferred shareholders	$158	$177
Common shareholders	3,192	2,519
Comprehensive income attributable to equity shareholders	$3,350	$2,696

(1)	Includes $8 million of gains for 2012 (2011: $13 million of losses) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2012	2011
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(10)	$(1)
Net gains (losses) on hedges of investments in foreign operations	11	(2)
	1	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(49)	(82)
Net (gains) losses on AFS securities reclassified to net income	65	112
	16	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(4)	14
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	4	(4)
	–	10
	$17	$37

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

90	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2012	2011
Preferred shares (Note 15)
Balance at beginning of year	$2,756	$3,156
Redemption of preferred shares	(1,050)	(400)
Balance at end of year	$1,706	$2,756
Common shares (Note 15)
Balance at beginning of year	$7,376	$6,804
Issue of common shares	430	575
Purchase of common shares for cancellation	(39)	–
Treasury shares	2	(3)
Balance at end of year	$7,769	$7,376
Contributed surplus
Balance at beginning of year	$93	$98
Stock option expense	7	6
Stock options exercised	(15)	(12)
Other	–	1
Balance at end of year	$85	$93
Retained earnings
Balance at beginning of year	$5,457	$4,157
Net income attributable to equity shareholders	3,331	2,867
Dividends (Note 15)
Preferred	(128)	(165)
Common	(1,470)	(1,391)
Premium on redemption of preferred shares	(30)	(12)
Premium on purchase of common shares	(118)	–
Other	–	1
Balance at end of year	$7,042	$5,457
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of year	$(88)	$–
Net change in foreign currency translation adjustments	–	(88)
Balance at end of year	$(88)	$(88)
Net gains (losses) on AFS securities
Balance at beginning of year	$338	$397
Net change in AFS securities	12	(59)
Balance at end of year(1)	$350	$338
Net gains (losses) on cash flow hedges
Balance at beginning of year	$(5)	$19
Net change in cash flow hedges	7	(24)
Balance at end of year	$2	$(5)
Total AOCI, net of tax(2)	$264	$245
Non-controlling interests
Balance at beginning of year	$164	$168
Net income attributable to non-controlling interests	8	11
Dividends	(5)	(8)
Other	5	(7)
Balance at end of year	$172	$164
Equity at end of year	$17,038	$16,091

(1)	Includes $44 million (2011: $38 million) of cumulative loss related to AFS securities measured at fair value.

(2)	A gain of $2 million (2011: $1 million loss) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to seven years (2011: nine years) thereafter.

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

CIBC 2012 ANNUAL REPORT	91

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2012	2011(1)
Cash flows provided by (used in) operating activities
Net income	$3,339	$2,878
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	1,291	1,144
Amortization(2)	357	556
Stock option expense	7	6
Deferred income taxes	167	518
AFS securities (gains) losses, net	(264)	(397)
Net losses (gains) on disposal of land, buildings and equipment	(17)	(5)
Other non-cash items, net	91	381
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	1,547	5,344
Loans, net of repayments	(5,023)	(10,279)
Deposits, net of withdrawals	11,339	11,644
Obligations related to securities sold short	2,719	643
Accrued interest receivable	(22)	115
Accrued interest payable	(95)	(167)
Derivative assets	146	(3,047)
Derivative liabilities	(54)	2,616
Trading securities	(7,617)	(3,639)
FVO securities	160	411
Other FVO assets and liabilities	(639)	(1,164)
Current income taxes	(749)	191
Cash collateral on securities lent	(1,257)	(1,456)
Obligations related to securities sold under repurchase agreements	(1,933)	(12,087)
Cash collateral on securities borrowed	(1,473)	563
Securities purchased under resale agreements	516	9,081
Other, net	(916)	1,253
	1,620	5,103
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,500
Redemption/repurchase of subordinated indebtedness	(272)	(1,099)
Redemption of preferred shares	(1,080)	(1,016)
Issue of common shares for cash	415	563
Purchase of common shares for cancellation	(157)	–
Net proceeds from treasury shares	2	(3)
Dividends paid	(1,598)	(1,556)
	(2,690)	(1,611)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(38,537)	(33,645)
Proceeds from sale of AFS securities	23,815	13,514
Proceeds from maturity of AFS securities	17,421	17,400
Net cash used in acquisitions	(235)	(855)
Net cash provided by dispositions	42	10
Net purchase of land, buildings and equipment	(309)	(234)
	2,197	(3,810)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	5	(18)
Net increase (decrease) in cash and non-interest bearing deposits with banks during year	1,132	(336)
Cash and non-interest-bearing deposits with banks at beginning of year	1,481	1,817
Cash and non-interest-bearing deposits with banks at end of year(3)	$2,613	$1,481
Cash interest paid	$4,676	$5,138
Cash income taxes paid	1,286	218
Cash interest and dividends received	12,053	12,148

(1)	Certain prior year information has been reclassified to conform to the presentation in the current year.

(2)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2011 includes impairment loss on goodwill.

(3)	Includes restricted balance of $270 million (2011: $257 million).

The accompanying notes and shaded sections in “MD&A - Management of risk” are an integral part of these consolidated financial statements.

92	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Notes to the consolidated financial statements

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act (Canada) which requires that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied.

Subject to certain transitional elections described in Note 31, CIBC has consistently applied the same accounting policies in preparing its opening IFRS balance sheet as at November 1, 2010 and throughout all periods presented, as if these policies had always been applied.

An explanation of how the transition to IFRS has affected the equity, net income, comprehensive income, and cash flows of CIBC is provided in Note 31.

These consolidated financial statements are presented in Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors on December 5, 2012.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, the allowance for credit losses, the evaluation of whether to consolidate special purpose entities (SPEs), asset impairment, income taxes, contingent liabilities and employee benefits. Actual results could differ from these estimates and assumptions.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which CIBC has control, where control is defined as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Control is presumed to exist where we hold, either directly or indirectly, 50% or more of the voting rights of an entity. Generally, CIBC has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date that control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Special purpose entities

SPEs are created to accomplish a narrow and well-defined objective. We consolidate a SPE if an assessment of the relevant factors indicates that we control the SPE. The assessment of whether we have control over a SPE is first performed at inception and is based on an evaluation of the substance of our relationship with the SPE and the risks and rewards.

The following factors may indicate a relationship in which we in substance control and consequently consolidate a SPE:

•	the activities of the SPE are being conducted according to our specific business needs so that we obtain benefits from the SPE’s operations;
•	we have the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, we have delegated these decision-making powers;
•	we have rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or
•	we retain the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from the SPE’s activities.

Consolidation conclusions are reassessed whenever there is a change in the substance of the relationship with a SPE. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the SPE, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the SPE that were not contemplated originally and changes in the financing structure of the SPE. As part of the reassessment process, we update assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information is taken into account.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests (NCI) are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence may exist where we hold less then 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board or Directors or by other means. Where we are a party to a contractual arrangement whereby, together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

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Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI. A deferred income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign operation when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. A disposal occurs when we have lost control, significant influence or joint control of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income. A partial disposal occurs when there has been any reduction in our ownership interest of a foreign operation other than that described above.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management’s intent with respect to a particular non-derivative financial asset. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short, trading liabilities and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we did not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest method. Refer to the “Impairment of financial assets” policy for our accounting for impaired loans. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are re-measured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss) except to the extent they are economically hedging a FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transactions costs. Only equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

Refer to the “Impairment of financial assets” policy for our accounting for the impairment of AFS financial assets.

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Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO also includes financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the contract but are not bifurcated.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income. Certain securities purchased under resale agreements are designated as FVO and are measured at fair value with changes therein recognized in FVO gains (losses), net.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counseling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by the Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a

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loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan or revised market terms with all criteria for the impaired classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI. We assess impairment for perpetual preferred shares using the equity impairment model.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates. While our derivative trading activities are primarily driven by client trading activities, we may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as Derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

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Fair values of both over-the-counter (OTC) and exchange-traded derivatives are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives that do not qualify for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments – Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows and for hedging certain share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “foreign currency translation” policy above.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of share-based payments related obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined contract is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host contract on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through interest income and interest expense, respectively, using the effective interest method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument. Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the

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transferred assets, assets remain on the consolidated balance sheet and funding from these transactions are accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated entities are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: i) transferred substantially all the risks and rewards of ownership, or ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We apply the FVO to the commitments and measure them based on an estimate of the commitments expected to be exercised. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the commitments and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is re-measured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component (net of tax) of total equity. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as deductions from the proceeds, net of tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years

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•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and building underlying a finance lease arrangement as investment property since we sub-lease this portion to a third party. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 4 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying value of non-financial assets with definite useful lives, including land, building and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. When impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation, if no impairment had been recognized. Impairment reversals are recognized in the consolidated statement of income in the period in which they occur.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

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Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of the expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

The funded status, which represents the present value of the defined benefit obligation less the fair value of plan assets, is adjusted for unrecognized actuarial gains and losses and unvested past service costs, to arrive at the net defined benefit asset or liability. Plan assets are measured at fair value as at the reporting date.

The expected return on plan assets is based on our best estimate of the long-term expected rate of return on the fair value of plan assets at the beginning of the reporting period.

Past service costs from plan amendments are recognized in the year that they arise to the extent that the associated benefits are fully vested. Unvested past service costs are amortized on a straight-line basis over the vesting period of the associated benefits.

Net actuarial gains and losses that arise are recognized based on the ‘corridor’ approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceed the corridor are recognized in the consolidated statement of income over the expected average remaining service life of employees participating in the plan.

The expected average remaining service life of employees participating in our defined benefit pension plans is 8 years (2011: 9 years). The expected average remaining service life of employees participating in our other post-employment benefit plans is 8 years (2011: 8 years).

The net defined benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the total of any unrecognized actuarial losses and past service costs plus the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). In order to calculate the present value of economic benefits, consideration is given to minimum funding requirements that apply to the plan. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. A change in the asset ceiling limit is not recognized in the consolidated statement of income to the extent that the gain or loss arises solely as a result of actuarial gains or losses.

When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest and estimates are revised to reflect changes in expected forfeitures. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards

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expected to vest, including a performance factor. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares are recognized in the consolidated statement of income as other non-interest expense or credit in the period in which the change occurs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA, DSU, and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives are recognized in OCI and are reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is included in non-interest expenses immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose for the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management and custodial fees are primarily investment, estate and trust management fees and are recognized on an accrual basis. Prepaid fees are deferred and amortized over the contract term.

Mutual fund fees are recognized on an accrual basis.

Earnings per share

We present basic and diluted earnings per share (EPS) for our ordinary common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of common shares outstanding during the period.

Diluted EPS is determined as net income attributable to CIBC common shareholders plus dividends and premiums on non-dilutive preferred shares classified as equity, divided by the weighted average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of: (i) exercising the stock options based on the treasury stock method, and (ii) converting convertible preferred shares to common shares based on their redemption value. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

Reclassifications

During the year, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. In addition, we reclassified Secured borrowing into Deposits on the consolidated balance sheet and statement of income during the year.

For reclassifications relating to our reporting segments, see Note 28.

Note 2	Fair value of financial instruments

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date (i.e. the exit price) in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information, where

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available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3), as outlined below.

Where active markets exist, unadjusted quoted market prices are used to calculate fair value and we classify the fair value as Level 1. Bid or ask prices, where available in an active market, are used to determine the fair value of security positions, as appropriate. When financial assets and liabilities have offsetting market risks, we use mid-market prices as a basis for establishing fair values for the offsetting risk positions and apply the bid or ask price to the net open position, as appropriate.

Quoted market prices are not available for a significant portion of our financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.

Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models. When all significant inputs used in a valuation model are observable, the fair value is classified as Level 2. When one or more significant inputs used in a valuation model are non-observable, the fair value is classified as Level 3. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at our reporting date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty, as well as our own credit risk, and a valuation adjustment for administration costs.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

Methods and assumptions

Financial instruments with fair value equal to carrying value

Where we consider any difference between fair and carrying values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their carrying values. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements of a short-term nature; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; and certain other financial liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that are derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms.

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The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value. The fair value of loans is reduced by individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLO) and collateralized debt obligations (CDO) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets

Other assets mainly comprise accrued interest receivable, brokers’ client accounts, and accounts receivable.

The fair value of other assets is primarily assumed to be at cost or amortized cost as we consider any difference to be insignificant.

Deposits

The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Capital Trust securities

The fair value of Capital Trust securities is determined based on quoted market prices.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect observed market practice of pricing collateralized derivatives using the overnight index swap (OIS) curve, we have amended our valuation approach in the fourth quarter of 2012 to use OIS curves as the discount rate in place of the London Interbank Offered Rate (LIBOR). Market practices continue to evolve concerning the use of and construction of OIS curves that best reflect the nature of the underlying collateral and as a result additional valuation adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy and regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

We also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. The CVA, net of considering our own credit risk, could be positive or negative. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

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Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. The credit exposure on loan commitments is included in our assessment of individual and collective allowances and, hence, no further adjustments are made.

Fair value of financial instruments

$ millions, as at
		Carrying value
		Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Oct. 31	Financial assets
2012	Cash and deposits with banks	$4,727	$–	$–	$4,727	$4,727	$–
	Securities	–	40,634	24,700	65,334	65,334	–
	Cash collateral on securities borrowed	3,311	–	–	3,311	3,311	–
	Securities purchased under resale agreements	25,125	38	–	25,163	25,163	–
	Loans
	Residential mortgages	149,985	–	–	149,985	150,539	554
	Personal	34,856	–	–	34,856	34,866	10
	Credit card	14,570	–	–	14,570	14,570	–
	Business and government	41,980	905	–	42,885	42,915	30
	Derivative instruments	–	27,039	–	27,039	27,039	–
	Customers’ liability under acceptances	10,436	–	–	10,436	10,436	–
	Other assets	5,858	–	–	5,858	5,857	(1)
	Financial liabilities
	Deposits
	Personal	118,153	–	–	118,153	118,255	102
	Business and government	123,567	1,488	–	125,055	125,584	529
	Bank	4,723	–	–	4,723	4,723	–
	Secured borrowings	52,048	365	–	52,413	52,699	286
	Derivative instruments	–	27,091	–	27,091	27,091	–
	Acceptances	10,481	–	–	10,481	10,481	–
	Obligations related to securities sold short	–	13,035	–	13,035	13,035	–
	Cash collateral on securities lent	1,593	–	–	1,593	1,593	–
	Capital Trust securities	1,641	37	–	1,678	2,158	480
	Obligations related to securities sold under repurchase agreements	6,631	–	–	6,631	6,631	–
	Other liabilities	7,398	6	–	7,404	7,404	–
	Subordinated indebtedness	4,823	–	–	4,823	5,242	419
Oct. 31	Financial assets
2011	Cash and deposits with banks	$5,142	$–	$–	$5,142	$5,142	$–
	Securities	–	33,177	27,118	60,295	60,295	–
	Cash collateral on securities borrowed	1,838	–	–	1,838	1,838	–
	Securities purchased under resale agreements	25,641	–	–	25,641	25,641	–
	Loans
	Residential mortgages	150,460	–	–	150,460	152,018	1,558
	Personal	34,356	–	–	34,356	34,376	20
	Credit card	15,112	–	–	15,112	15,112	–
	Business and government	38,759	268	–	39,027	39,038	11
	Derivative instruments	–	28,270	–	28,270	28,270	–
	Customers’ liability under acceptances	9,454	–	–	9,454	9,454	–
	Other assets	6,240	–	–	6,240	6,244	4
	Financial liabilities
	Deposits
	Personal	116,592	–	–	116,592	116,888	296
	Business and government	115,620	1,523	–	117,143	117,791	648
	Bank	4,177	–	–	4,177	4,177	–
	Secured borrowings	50,936	372	–	51,308	51,451	143
	Derivative instruments	–	28,792	–	28,792	28,792	–
	Acceptances	9,489	–	–	9,489	9,489	–
	Obligations related to securities sold short	–	10,316	–	10,316	10,316	–
	Cash collateral on securities lent	2,850	–	–	2,850	2,850	–
	Capital Trust securities	1,594	–	–	1,594	2,070	476
	Obligations related to securities sold under repurchase agreements	8,564	–	–	8,564	8,564	–
	Other liabilities	8,175	–	–	8,175	8,175	–
	Subordinated indebtedness	5,138	–	–	5,138	5,533	395

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Fair value of financial instruments (continued)

$ millions, as at
		Carrying value
		Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
Nov. 1	Financial assets
2010	Cash and deposits with banks	$10,822	$–	$–	$10,822	$10,822	$–
	Securities	–	29,949	24,369	54,318	54,318	–
	Cash collateral on securities borrowed	2,401	–	–	2,401	2,401	–
	Securities purchased under resale agreements	34,722	–	–	34,722	34,722	–
	Loans
	Residential mortgages	143,241	–	–	143,241	145,130	1,889
	Personal	33,818	–	–	33,818	33,846	28
	Credit card	15,264	–	–	15,264	15,264	–
	Business and government	36,259	1,011	–	37,270	37,319	49
	Derivative instruments	–	24,700	–	24,700	24,700	–
	Customers’ liability under acceptances	7,633	–	–	7,633	7,633	–
	Other assets	7,430	–	–	7,430	7,435	5
	Financial liabilities
	Deposits
	Personal	113,294	–	–	113,294	113,685	391
	Business and government	112,848	2,993	–	115,841	116,957	1,116
	Bank	5,618	–	–	5,618	5,618	–
	Secured borrowings	43,159	359	–	43,518	44,051	533
	Derivative instruments	–	25,363	–	25,363	25,363	–
	Acceptances	7,633	–	–	7,633	7,633	–
	Obligations related to securities sold short	–	9,673	–	9,673	9,673	–
	Cash collateral on securities lent	4,306	–	–	4,306	4,306	–
	Capital Trust securities	1,600	–	–	1,600	2,077	477
	Obligations related to securities sold under repurchase agreements	20,651	–	–	20,651	20,651	–
	Other liabilities	8,391	–	–	8,391	8,391	–
	Subordinated indebtedness	4,773	–	–	4,773	5,073	300

CIBC 2012 ANNUAL REPORT	105

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at			Oct. 31 2012			Oct. 31 2011			Nov. 1 2010
	Positive	Negative	Net	Positive	Negative	Net	Positive	Negative	Net
Held for trading(1)
Interest rate derivatives
Forward rate agreements	$95	$112	$(17)	$171	$128	$43	$55	$37	$18
Swap contracts	17,971	18,241	(270)	16,475	16,640	(165)	13,521	13,477	44
Purchased options	363	–	363	467	–	467	500	–	500
Written options	–	424	(424)	–	514	(514)	–	538	(538)
Total interest rate derivatives	18,429	18,777	(348)	17,113	17,282	(169)	14,076	14,052	24
Foreign exchange derivatives
Forward contracts	1,180	941	239	1,653	1,493	160	1,501	1,325	176
Swap contracts	3,538	3,170	368	3,655	3,527	128	3,662	3,664	(2)
Purchased options	118	–	118	97	–	97	227	–	227
Written options	–	147	(147)	–	132	(132)	–	290	(290)
Total foreign exchange derivatives	4,836	4,258	578	5,405	5,152	253	5,390	5,279	111
Credit derivatives
Total return swap contracts
– protection sold	–	65	(65)	–	137	(137)	–	156	(156)
Credit default swap contracts
– protection purchased	591	5	586	1,021	7	1,014	1,341	14	1,327
Credit default contracts
– protection sold	–	1,245	(1,245)	–	1,643	(1,643)	1	1,884	(1,883)
Total credit derivatives	591	1,315	(724)	1,021	1,787	(766)	1,342	2,054	(712)
Equity derivatives(2)	227	954	(727)	413	1,092	(679)	671	661	10
Precious metal derivatives(2)	22	31	(9)	62	50	12	25	30	(5)
Other commodity derivatives(2)	528	608	(80)	547	541	6	529	450	79
Total held for trading	24,633	25,943	(1,310)	24,561	25,904	(1,343)	22,033	22,526	(493)
Held for ALM(1)
Interest rate derivatives
Swap contracts	1,828	848	980	3,015	2,505	510	2,318	2,692	(374)
Purchased options	1	–	1	10	–	10	27	–	27
Written options	–	–	–	–	9	(9)	–	4	(4)
Total interest rate derivatives	1,829	848	981	3,025	2,514	511	2,345	2,696	(351)
Foreign exchange derivatives
Forward contracts	103	9	94	83	187	(104)	23	29	(6)
Swap contracts	447	288	159	580	184	396	256	102	154
Written options	–	1	(1)	–	1	(1)	–	1	(1)
Total foreign exchange derivatives	550	298	252	663	372	291	279	132	147
Credit derivatives
Credit default swap contracts
– protection purchased	–	–	–	–	–	–	3	7	(4)
Total credit derivatives	–	–	–	–	–	–	3	7	(4)
Equity derivatives(2)	27	2	25	21	2	19	40	2	38
Total held for ALM	2,406	1,148	1,258	3,709	2,888	821	2,667	2,837	(170)
Total fair value	27,039	27,091	(52)	28,270	28,792	(522)	24,700	25,363	(663)
Less: effect of master netting agreements	(20,070)	(20,070)	–	(20,723)	(20,723)	–	(16,953)	(16,953)	–
	$6,969	$7,021	$(52)	$7,547	$8,069	$(522)	$7,747	$8,410	$(663)
Average fair value of derivatives held for trading(3)
Interest rate derivatives	$18,176	18,317	(141)	$12,405	$12,554	$(149)
Foreign exchange derivatives	5,309	5,050	259	5,840	5,438	402
Credit derivatives	819	1,577	(758)	1,069	1,781	(712)
Equity derivatives	349	993	(644)	669	798	(129)
Precious metal derivatives	69	65	4	58	44	14
Other commodity derivatives	719	636	83	667	502	165
	$25,441	26,638	(1,197)	$20,708	$21,117	$(409)	n/m	n/m	n/m

(1)	Includes positive and negative fair values of $245 million (October 31, 2011: $338 million; November 1, 2010: $279 million) and $137 million (October 31, 2011: $235 million; November 1, 2010: $270 million), respectively, for exchange-traded options.

(2)	Comprises forwards, swaps, and options.

(3)	Average fair value represents monthly averages.

n/m	Not meaningful.

106	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1			Level 2			Level 3
	Quoted market price			Valuation technique – observable market inputs			Valuation technique – non-observable market inputs			Total	Total	Total
$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Financial assets
Trading securities
Government issued or guaranteed	$2,052	$3,532	$4,158	$8,468	$4,686	$9,965	$–	$–	$–	$10,520	$8,218	$14,123
Corporate equity	23,693	19,197	11,819	3,600	2,636	1,089	–	–	–	27,293	21,833	12,908
Corporate debt	–	–	–	1,351	1,201	1,039	–	–	20	1,351	1,201	1,059
Mortgage- and asset-backed	–	–	–	538	902	175	628	559	809	1,166	1,461	984
Trading loans
Business and government	866	257	1,000	27	–	–	12	11	11	905	268	1,011
	$26,611	$22,986	$16,977	$13,984	$9,425	$12,268	$640	$570	$840	$41,235	$32,981	$30,085
AFS securities
Government issued or guaranteed	$1,889	$4,872	$6,957	$15,389	$13,486	$8,706	$–	$–	$–	$17,278	$18,358	$15,663
Corporate equity	14	115	108	1	–	5	639	718	905	654	833	1,018
Corporate debt	–	–	–	4,977	3,816	2,713	21	9	23	4,998	3,825	2,736
Mortgage- and asset-backed	–	–	–	1,060	2,777	3,398	710	1,325	1,554	1,770	4,102	4,952
	$1,903	$4,987	$7,065	$21,427	$20,079	$14,822	$1,370	$2,052	$2,482	$24,700	$27,118	$24,369
FVO securities and securities purchased under resale agreements(1)	$–	$–	$–	$172	$266	$605	$170	$198	$270	$342	$464	$875
Derivative instruments
Interest rate	12	50	7	20,166	20,008	16,335	80	80	79	20,258	20,138	16,421
Foreign exchange	–	–	–	5,386	6,068	5,669	–	–	–	5,386	6,068	5,669
Credit	–	–	–	–	2	5	591	1,019	1,340	591	1,021	1,345
Equity	33	133	202	209	291	487	12	10	22	254	434	711
Precious metal	7	17	–	15	45	25	–	–	–	22	62	25
Other commodity	193	135	70	335	412	454	–	–	5	528	547	529
	$245	$335	$279	$26,111	$26,826	$22,975	$683	$1,109	$1,446	$27,039	$28,270	$24,700
Total financial assets	$28,759	$28,308	$24,321	$61,694	$56,596	$50,670	$2,863	$3,929	$5,038	$93,316	$88,833	$80,029
Financial liabilities
Deposits and other liabilities(2)	$–	$–	$–	$(1,483)	$(1,170)	$(2,397)	$(597)	$(955)	$(1,250)	$(2,080)	$(2,125)	$(3,647)
Obligations related to securities sold short	(6,805)	(5,150)	(3,793)	(6,230)	(5,166)	(5,880)	–	–	–	(13,035)	(10,316)	(9,673)
	$(6,805)	$(5,150)	$(3,793)	$(7,713)	$(6,336)	$(8,277)	$(597)	$(955)	$(1,250)	$(15,115)	$(12,441)	$(13,320)
Derivative instruments
Interest rate	$–	$(45)	$(6)	$(19,540)	$(19,667)	$(16,656)	$(85)	$(84)	$(85)	$(19,625)	$(19,796)	$(16,747)
Foreign exchange	–	–	–	(4,556)	(5,524)	(5,412)	–	–	–	(4,556)	(5,524)	(5,412)
Credit	–	–	–	–	–	–	(1,315)	(1,787)	(2,061)	(1,315)	(1,787)	(2,061)
Equity	(18)	(90)	(178)	(936)	(956)	(428)	(2)	(48)	(57)	(956)	(1,094)	(663)
Precious metal	(18)	(16)	–	(13)	(34)	(30)	–	–	–	(31)	(50)	(30)
Other commodity	(101)	(81)	(86)	(507)	(442)	(335)	–	(18)	(29)	(608)	(541)	(450)
	$(137)	$(232)	$(270)	$(25,552)	$(26,623)	$(22,861)	$(1,402)	$(1,937)	$(2,232)	$(27,091)	$(28,792)	$(25,363)
Total liabilities	$(6,942)	$(5,382)	$(4,063)	$(33,265)	$(32,959)	$(31,138)	$(1,999)	$(2,892)	$(3,482)	$(42,206)	$(41,233)	$(38,683)

(1)	Includes FVO securities purchased under resale agreements of $38 million (October 31, 2011: nil; November 1, 2010: nil).

(2)	Comprises FVO deposits of $1,488 million (October 31, 2011: $1,523 million; November 1, 2010: $2,993 million), FVO secured borrowings of $365 million (October 31: $372 million; November 1, 2010: $359 million), bifurcated embedded derivatives of $184 million (October 31, 2011: $230 million; November 1, 2010: $295 million), FVO other liabilities of $3 million (October 31, 2011: nil; November 1, 2010: nil), and other financial liabilities measured at fair value of $40 million (October 31, 2011: nil; November 1, 2010: nil).

During the year, we transferred $372 million of certain FVO notes (classified as deposits – secured borrowings) from Level 3 to Level 2 due to availability of market observable inputs.

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the year was $199 million (2011: $310 million).

CIBC 2012 ANNUAL REPORT	107

Consolidated financial statements

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized(1)	Unrealized(1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2012
Trading securities and loans	$570	$44	$91	$–	$–	$–	$18	$–	$–	$(83)	$640
AFS securities	2,052	94	(25)	(7)	–	–	327	–	(349)	(722)	1,370
FVO securities	198	32	30	–	–	–	–	–	(18)	(72)	170
Derivative assets	1,109	(10)	(298)	–	–	–	–	–	–	(118)	683
Total assets	$3,929	$160	$(202)	$(7)	$–	$–	$345	$–	$(367)	$(995)	$2,863
Deposits and other liabilities(3)	$(955)	$(2)	$(35)	$–	$–	$372	$(3)	$(37)	$7	$56	$(597)
Derivative instruments	(1,937)	31	247	–	–	–	–	–	–	257	(1,402)
Total liabilities	$(2,892)	$29	$212	$–	$–	$372	$(3)	$(37)	$7	$313	$(1,999)
2011
Trading securities and loans	$840	$30	$(21)	$–	$–	$–	$287	$–	$(400)	$(166)	$570
AFS securities	2,482	230	(18)	(40)	–	–	717	(417)	(22)	(880)	2,052
FVO securities	270	26	(18)	–	–	–	–	–	(38)	(42)	198
Derivative assets	1,446	(197)	(69)	–	–	–	–	–	–	(71)	1,109
Total assets	$5,038	$89	$(126)	$(40)	$–	$–	$1,004	$(417)	$(460)	$(1,159)	$3,929
Deposits and other liabilities (3)	$(1,250)	$9	$311	$–	$–	$12	$–	$(167)	$80	$50	$(955)
Derivative instruments	(2,232)	53	(26)	–	–	–	–	(3)	–	271	(1,937)
Total liabilities	$(3,482)	$62	$285	$–	$–	$12	$–	$(170)	$80	$321	$(2,892)

(1)	Includes foreign currency gains and losses.

(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.

(3)	Includes FVO deposits $472 million (October 31, 2011: $432 million; November 1, 2010: $651 million), FVO secured borrowings nil (October 31, 2011: $372 million; November 1, 2010: $359 million) and bifurcated embedded derivatives $122 million (October 31, 2011: $151 million; November 1, 2010: $240 million).

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.

ABS are sensitive to credit spreads, which we consider to be a non-observable market input.

AFS privately issued equity and debt securities are sensitive to non-observable assumptions and inputs such as projected cash flow and earnings multiples.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $72 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $7 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $20 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $27 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $71 million.

A 10% reduction in the MTM of our AFS privately issued equity and debt securities that are valued using non-observable inputs such as projected cash flows and earnings multiples, would result in a decrease in OCI of approximately $65 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation assumptions and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques and correlation assumptions, would result in a gain of approximately $12 million.

108	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO securities purchased under resale agreements include certain collateralized loans (classified as securities purchased under resale agreements on the consolidated balance sheet) that are economically hedged by derivatives. As at October 31, 2012, the maximum exposure to credit risk of our FVO securities purchased under resale agreements was $38 million (October 31, 2011: nil; November 1, 2010: nil). The amount of change in the fair value of the FVO securities purchased under resale agreements that was attributable to changes in credit risk was nil for the year ended October 31, 2012 and nil cumulatively (2011: nil for the year and cumulatively).

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings, that are economically hedged with derivatives and other financial instruments; and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail customers to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The fair value of a FVO financial liability reflects the credit risk relating to that liability. For those FVO liabilities in which we believe the fair value is influenced by changes in our credit risk from the note holders’ perspective, the amount of change in the fair value that is attributable to changes in our own credit spread is calculated based on broker quotes we obtain for our own credit spread at the inception of the FVO liability and as at the end of each reporting period.

The impact of changes in CIBC’s own credit risk on our outstanding FVO liabilities were losses of $1 million for the year ended October 31, 2012 and less than $1 million cumulatively (2011: less than $1 million for the year and cumulatively).

The carrying amount of FVO deposits would have been $5 million lower (October 31, 2011: $26 million lower; November 1, 2010: $2 million lower) had the deposits been carried on a contractual settlement amount.

Note 3	Significant acquisitions and dispositions

Investment in TMX Group Limited

CIBC completed funding of its $194 million equity commitment in Maple Group Acquisition Corporation (Maple). The equity commitment from CIBC, and other investors, coupled with CIBC’s participation in a $1.9 billion syndicated credit facility, provided the necessary financing to support Maple’s acquisition of 80% of the outstanding shares of TMX Group Inc. (TMX Group). On September 14, 2012, Maple completed the acquisition of the remaining 20% of outstanding TMX Group shares in a one-for-one exchange for Maple shares.

Maple also acquired 100% of Alpha Trading Systems Inc., Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited during the fourth quarter. CIBC recognized a combined gain, net of associated expenses, of $24 million ($19 million after-tax) on the sale of its interests in these entities.

Maple was subsequently renamed “TMX Group Limited”.

As a result of the above, CIBC owns 6.7% of TMX Group Limited and has a nominee on its board of directors. CIBC follows the equity method to account for this investment, and our share in the results of TMX Group Limited is included in the Wholesale Banking strategic business unit (SBU) for the period subsequent to the acquisition.

Acquisitions

Acquisition of Griffis & Small, LLC

On August 31, 2012, CIBC completed the acquisition of the business of Griffis & Small, LLC, a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wholesale Banking SBU for the period subsequent to the acquisition.

Acquisition of MFS McLean Budden

On September 7, 2012 CIBC completed the acquisition of the private wealth management business of MFS McLean Budden, which has approximately $1.4 billion in assets under management for high-net-worth individuals and families, endowments and foundations. The acquired business has been consolidated from the date of close and the results of the acquired business are included in the Wealth Management SBU for the period subsequent to the acquisition.

The acquisition of the business of Griffis & Small, LLC and the private wealth management business of MFS McLean Budden resulted in the recognition of aggregate goodwill and finite-lived intangible assets of $32 million.

Private wealth management (Asia)

CIBC entered into a definitive agreement in the second quarter to sell our stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, included in International banking within Corporate and Other, provides private banking services to a small number of high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion as at October 31, 2012. The deal is subject to certain closing conditions and regulatory approvals and is expected to close in the first quarter of 2013. CIBC’s other businesses in Asia are unaffected by this transaction.

Investment in American Century Investments

On August 31, 2011, CIBC completed the acquisition of a non-controlling interest in American Century Investments (ACI), a U.S. asset management firm, for total cash consideration of $831 million (US$848 million). As a result of the transaction, we acquired JP Morgan Chase & Co.’s entire interest in ACI, which represented approximately 41% of ACI’s equity. In addition, we hold 10.1% of ACI’s voting rights and have nominated two directors to ACI’s 10-person board.

CIBC follows the equity method to account for this investment, and our share in the results of ACI is included in the Wealth Management SBU for the period subsequent to the acquisition.

Sale of CIBC Mellon Trust Company’s Issuer Services business

Effective November 1, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and ESPP services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011 which was net of estimated claw-back and post-closing adjustments that were settled in 2012. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

CIBC 2012 ANNUAL REPORT	109

Consolidated financial statements

Note 4	Securities

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		Total
$ millions, as at October 31, 2012	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$742	3.1%	$4,211	1.9%	$1,275	2.4%	$537	3.8%	$–	–%	$6,765	2.3%
Other Canadian governments	88	1.0	1,545	1.9	2,540	3.3	50	2.4	–	–	4,223	2.7
U.S. Treasury and agencies	1,133	0.2	1,898	0.5	1,351	1.1	17	0.9	–	–	4,399	0.6
Other foreign governments	738	2.7	677	3.8	243	6.7	233	5.3	–	–	1,891	3.9
Mortgage-backed securities(2)	2	1.3	572	2.8	8	4.3	441	0.9	–	–	1,023	2.0
Asset-backed securities	71	1.7	634	3.3	39	1.8	3	1.9	–	–	747	3.1
Corporate public debt	984	1.0	3,911	1.9	5	7.0	89	6.7	–	–	4,989	1.8
Corporate private debt	–	–	8	10.0	1	1.4	–	–	–	–	9	9.0
Total debt securities	3,758		13,456		5,462		1,370		–		24,046
Corporate public equity	–	–	–	–	–	–	–	–	16	n/m	16	n/m
Corporate private equity	–	–	–	–	–	–	–	–	638	n/m	638	n/m
Total equity securities	–		–		–		–		654		654
Total AFS securities	$3,758		$13,456		$5,462		$1,370		$654		$24,700
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$929		$1,754		$797		$537		$–		$4,017
Other Canadian governments	819		984		2,261		1,479		–		5,543
U.S. Treasury and agencies	25		516		228		15		–		784
Other foreign governments	146		14		10		6		–		176
Mortgage-backed securities(3)	–		266		7		2		–		275
Asset-backed securities	181		103		55		552		–		891
Corporate public debt	334		507		325		185		–		1,351
Corporate public equity	–		–		–		–		27,293		27,293
Total trading securities	$2,434		$4,144		$3,683		$2,776		$27,293		$40,330
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$47		$–		$47
Asset-backed securities	–		–		–		170		–		170
Corporate public debt	–		87		–		–		–		87
Total FVO securities	$–		$87		$–		$217		$–		$304
Total securities(4)	$6,192		$17,687		$9,145		$4,363		$27,947		$65,334

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities.

(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $482 million and fair value of $492 million; securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost and fair value of $8 million; and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $511 million and fair value of $518 million.

(3)	Includes securities backed by mortgages insured by the CMHC of $273 million.

(4)	Includes securities denominated in U.S. dollars with carrying value of $14.3 billion and securities denominated in other foreign currencies with carrying value of $570 million.

n/m	Not meaningful.

110	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		Total
$ millions, as at October 31, 2011	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$1,686	1.0%	$2,600	2.4%	$42	3.4%	$506	5.8%	$–	–%	$4,834	2.3%
Other Canadian governments	205	1.5	4,189	3.8	1,777	4.4	55	3.3	–	–	6,226	3.9
U.S. Treasury and agencies	3,393	0.1	241	2.1	27	2.9	–	–	–	–	3,661	0.2
Other foreign governments	2,514	1.6	774	3.9	163	7.4	186	6.1	–	–	3,637	2.6
Mortgage-backed securities(2)	51	2.2	2,090	2.6	72	2.6	583	0.9	–	–	2,796	2.2
Asset-backed securities	107	3.4	1,197	3.6	–	–	2	0.8	–	–	1,306	3.6
Corporate public debt	2,056	0.3	1,632	2.5	20	6.2	92	6.3	–	–	3,800	1.5
Corporate private debt	8	4.6	14	10.4	3	9.3	–	–	–	–	25	8.4
Total debt securities	10,020		12,737		2,104		1,424		–		26,285
Corporate public equity	–	–	–	–	–	–	–	–	115	n/m	115	n/m
Corporate private equity(3)	–	–	–	–	–	–	–	–	718	n/m	718	n/m
Total equity securities	–		–		–		–		833		833
Total AFS securities	$10,020		$12,737		$2,104		$1,424		$833		$27,118
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,443		$1,461		$762		$600		$–		$4,266
Other Canadian governments	480		1,188		807		914		–		3,389
U.S. Treasury and agencies	25		188		64		4		–		281
Other foreign governments	94		186		1		1		–		282
Mortgage-backed securities(4)	–		656		5		2		–		663
Asset-backed securities	276		75		72		375		–		798
Corporate public debt	415		384		214		188		–		1,201
Corporate public equity	–		3		–		–		21,830		21,833
Total trading securities	$2,733		$4,141		$1,925		$2,084		$21,830		$32,713
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$46		$–		$46
U.S. Treasury and agencies	20		–		–		–		–		20
Mortgage-backed securities(5)	–		–		–		43		–		43
Asset-backed securities	–		–		–		271		–		271
Corporate public debt	–		–		84		–		–		84
Total FVO securities	$20		$–		$84		$360		$–		$464
Total securities(6)	$12,773		$16,878		$4,113		$3,868		$22,663		$60,295

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities.

(2)	Includes securities backed by mortgages insured by the CMHC with amortized cost of $2,038 million and fair value of $2,081 million; securities issued by Fannie Mae, with amortized cost and fair value of $12 million; and securities issued by Ginnie Mae, with amortized cost of $656 million and fair value of $657 million.

(3)	Certain information has been reclassified to conform to the presentation in the current year.

(4)	Includes securities backed by mortgages insured by the CMHC of $662 million.

(5)	Comprises securities issued by Ginnie Mae.

(6)	Includes securities denominated in U.S. dollars with carrying value of $14.3 billion and securities denominated in other foreign currencies with carrying value of $706 million.

n/m	Not meaningful.

CIBC 2012 ANNUAL REPORT	111

Consolidated financial statements

	Residual term to contractual maturity
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity			Total
$ millions, as at November 1, 2010	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)	Carrying value	Yield(1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$3,348	1.4%	$1,238	1.7%	$185	4.3%	$–	–%	$–	–%	$4,771	1.6%
Other Canadian governments	1,690	1.4	298	3.1	1,777	4.4	498	6.1	–	–	4,263	3.3
U.S. Treasury and agencies	3,127	0.2	112	2.0	109	2.6	–	–	–	–	3,348	0.3
Other foreign governments	881	1.5	1,968	3.0	207	6.8	225	6.4	–	–	3,281	3.1
Mortgage-backed securities(2)	–	–	2,676	2.5	127	4.2	618	1.1	–	–	3,421	2.3
Asset-backed securities	47	4.3	1,481	4.1	3	–	–	–	–	–	1,531	4.1
Corporate public debt	1,829	0.5	697	2.3	102	7.3	48	9.2	–	–	2,676	1.4
Corporate private debt	16	4.3	38	6.3	6	10.9	–	–	–	–	60	6.2
Total debt securities	10,938		8,508		2,516		1,389		–		23,351
Corporate public equity	–	–	–	–	–	–	–	–	113	n/m	113	n/m
Corporate private equity	–	–	–	–	–	–	–	–	905	n/m	905	n/m
Total equity securities	–		–		–		–		1,018		1,018
Total AFS securities	$10,938		$8,508		$2,516		$1,389		$1,018		$24,369
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$3,595		$5,054		$1,180		$989		$–		$10,818
Other Canadian governments	1,040		625		614		367		–		2,646
U.S. Treasury and agencies	51		228		85		1		–		365
Other foreign governments	102		186		5		1		–		294
Mortgage-backed securities(3)	118		18		6		4		–		146
Asset-backed securities	124		15		67		632		–		838
Corporate public debt	310		470		169		110		–		1,059
Corporate public equity	–		–		–		–		12,908		12,908
Total trading securities	$5,340		$6,596		$2,126		$2,104		$12,908		$29,074
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	–		–		–		46		–		46
U.S. Treasury and agencies	–		59		–		–		–		59
Mortgage-backed securities(4)	25		–		–		56		–		81
Asset-backed securities	–		–		7		468		–		475
Corporate public debt	–		–		80		134		–		214
Total FVO securities	$25		$59		$87		$704		$–		$875
Total securities(5)	$16,303		$15,163		$4,729		$4,197		$13,926		$54,318

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities.

(2)	Includes securities backed by mortgages insured by the CMHC with amortized cost of $2,612 million and fair value of $2,657 million; securities issued by Fannie Mae, with amortized cost and fair value of $18 million; and securities issued by Ginnie Mae, with amortized cost of $711 million and fair value of $714 million.

(3)	Includes securities backed by mortgages insured by the CMHC of $36 million.

(4)	Comprises securities issued by Fannie Mae of $25 million and securities issued by Ginnie Mae of $56 million.

(5)	Includes securities denominated in U.S. dollars with carrying value of $13.9 billion and securities denominated in other foreign currencies with carrying value of $831 million.

n/m	Not meaningful.

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the years ended October 31, 2012 and 2011, we have not reclassified any securities.

112	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at	Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$3,864	$3,940	$4,077	$4,219	$5,850	$5,998
Trading assets previously reclassified to AFS	14	14	33	33	55	55
Total financial assets reclassified	$3,878	$3,954	$4,110	$4,252	$5,905	$6,053

$ millions, for the year ended October 31	2012	2011
Net income (before taxes) recognized on assets reclassified
Interest income	$97	$104
Impairment write-downs	(34)	(25)
	$63	$79
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$62	$(16)
On trading assets previously reclassified to AFS	(1)	4
	$61	$(12)

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

Fair value of AFS securities

$ millions, as at	Oct. 31 2012				Oct. 31 2011				Nov. 1 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,683	$84	$(2)	$6,765	$4,802	$39	$(7)	$4,834	$4,768	$5	$(2)	$4,771
Other Canadian governments	4,197	28	(2)	4,223	6,159	69	(2)	6,226	4,182	81	–	4,263
U.S. Treasury and agencies	4,393	14	(8)	4,399	3,653	8	–	3,661	3,343	5	–	3,348
Other foreign governments	1,885	24	(18)	1,891	3,607	40	(10)	3,637	3,251	47	(17)	3,281
Mortgage-backed securities	1,004	19	–	1,023	2,752	46	(2)	2,796	3,374	50	(3)	3,421
Asset-backed securities	736	11	–	747	1,287	19	–	1,306	1,538	30	(37)	1,531
Corporate public debt	4,938	69	(18)	4,989	3,800	18	(18)	3,800	2,659	18	(1)	2,676
Corporate public equity	5	11	–	16	69	46	–	115	68	45	–	113
Corporate private debt	5	4	–	9	25	–	–	25	52	9	(1)	60
Corporate private equity	378	260	–	638	446	277	(5)	718	561	357	(13)	905
	$24,224	$524	$(48)	$24,700	$26,600	$562	$(44)	$27,118	$23,796	$647	$(74)	$24,369

CIBC 2012 ANNUAL REPORT	113

Consolidated financial statements

For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

		Less than 12 months		12 months or longer		Total
$ millions, as at		Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Oct. 31	Securities issued or guaranteed by:
2012	Canadian federal government	$1,655	$(2)	$–	$–	$1,655	$(2)
	Other Canadian governments	471	(2)	–	–	471	(2)
	U.S. Treasury and agencies	1,564	(8)	–	–	1,564	(8)
	Other foreign governments	497	(18)	1	–	498	(18)
	Mortgage-backed securities	5	–	–	–	5	–
	Asset-backed securities	20	–	–	–	20	–
	Corporate public debt	634	(18)	–	–	634	(18)
	Corporate private equity	1	–	6	–	7	–
		$4,847	$(48)	$7	$–	$4,854	$(48)
Oct. 31	Securities issued or guaranteed by:
2011	Canadian federal government	$4,041	$(7)	$–	$–	$4,041	$(7)
	Other Canadian governments	789	(2)	–	–	789	(2)
	U.S. Treasury and agencies	642	–	–	–	642	–
	Other foreign governments	808	(10)	2	–	810	(10)
	Mortgage-backed securities	123	(1)	158	(1)	281	(2)
	Corporate public debt	1,400	(18)	3	–	1,403	(18)
	Corporate public equity	–	–	8	–	8	–
	Corporate private equity	13	(3)	10	(2)	23	(5)
		$7,816	$(41)	$181	$(3)	$7,997	$(44)
Nov. 1	Securities issued or guaranteed by:
2010	Canadian federal government	$2,078	$(2)	$–	$–	$2,078	$(2)
	Other Canadian governments	676	–	–	–	676	–
	U.S. Treasury and agencies	3,060	–	–	–	3,060	–
	Other foreign governments	948	(17)	–	–	948	(17)
	Mortgage-backed securities	540	(3)	–	–	540	(3)
	Asset-backed securities	108	(37)	–	–	108	(37)
	Corporate public debt	881	(1)	–	–	881	(1)
	Corporate private debt	–	–	25	(1)	25	(1)
	Corporate private equity	31	(10)	19	(3)	50	(13)
		$8,322	$(70)	$44	$(4)	$8,366	$(74)

As at October 31, 2012, the amortized cost of 100 AFS securities that are in a gross unrealized loss position (October 31, 2011: 157 securities; November 1, 2010: 151 securities) exceeded their fair value by $48 million (October 31, 2011: $44 million; November 1, 2010: $74 million). The securities that have been in a gross unrealized loss position for more than a year include 6 AFS securities (October 31, 2011: 17 securities; November 1, 2010: 8 securities), with a gross unrealized loss of less than $1 million (October 31, 2011: $3 million; November 1, 2010: $4 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.

The table below presents realized gains, losses, impairment reversals and write-downs on AFS securities:

$ millions, for the year ended October 31	2012	2011
Realized gains	$309	$474
Realized losses	(23)	(59)
Impairment reversals	–	1
Impairment write-downs
Debt securities	–	(1)
Equity securities	(22)	(18)
	$264	$397

114	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 5	Loans(1)(2)

$ millions, as at		Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Oct. 31	Residential mortgages	$150,056	$–	$71	$71	$149,985
2012	Personal(3)	35,323	8	459	467	34,856
	Credit card	15,153	–	583	583	14,570
	Business and government(4)	43,624	467	272	739	42,885
		244,156	475	1,385	1,860	242,296
Oct. 31	Residential mortgages	$150,509	$1	$48	$49	$150,460
2011	Personal(3)	34,842	8	478	486	34,356
	Credit card	15,744	–	632	632	15,112
	Business and government(4)	39,663	357	279	636	39,027
		240,758	366	1,437	1,803	238,955
Nov. 1	Residential mortgages	$143,284	$1	$42	$43	$143,241
2010	Personal(3)	34,335	6	511	517	33,818
	Credit card	15,914	–	650	650	15,264
	Business and government(4)	37,946	338	338	676	37,270
		231,479	345	1,541	1,886	229,593

(1)	Loans are net of unearned income of $327 million (October 31, 2011: $312 million; November 1, 2010: $272 million).

(2)	Includes gross loans of $19.9 billion (October 31, 2011: $18.5 billion; November 1, 2010: $18.3 billion) denominated in U.S. dollars and of $3.1 billion (October 31, 2011: $2.2 billion; November 1, 2010: $2.7 billion) denominated in other foreign currencies.

(3)	Includes $133 million (October 31, 2011: $169 million; November 1, 2010: $210 million), including a non-recourse portion of nil (October 31, 2011: nil; November 1, 2010: $4 million), related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $129 million (October 31, 2011: $158 million; November 1, 2010: $184 million) relates to individuals who are no longer employed by CIBC.

(4)	Includes trading loans of $905 million (October 31, 2011: $268 million; November 1, 2010: $1,011 million).

Allowance for credit losses

Individual allowance

	Residential mortgages		Personal		Business and government		Total
$ millions, for the year ended October 31	2012	2011	2012	2011	2012	2011	2012	2011
Balance at beginning of year	$1	$1	$8	$6	$357	$338	$366	$345
Provision for (reversal of) credit losses	(1)	–	–	4	272	152	271	156
Write-offs	–	–	(1)	(1)	(134)	(99)	(135)	(100)
Recoveries	–	–	–	–	3	6	3	6
Interest income on impaired loans	–	–	–	–	(30)	(34)	(30)	(34)
Other	–	–	1	(1)	(1)	(6)	–	(7)
Balance at end of year	$–	$1	$8	$8	$467	$357	$475	$366

Collective allowance

	Residential mortgages		Personal		Credit card		Business and government		Total
$ millions, as at or for the year ended October 31	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Balance at beginning of year	$48	$42	$478	$511	$632	$650	$327	$402	$1,485	$1,605
Provision for (reversal of) credit losses	53	39	268	248	646	728	53	(27)	1,020	988
Write-offs	(20)	(17)	(310)	(307)	(826)	(852)	(57)	(59)	(1,213)	(1,235)
Recoveries	–	–	30	27	131	106	6	6	167	139
Interest income on impaired loans	(12)	(13)	(5)	(1)	–	–	–	–	(17)	(14)
Other	2	(3)	(2)	–	–	–	(1)	5	(1)	2
Balance at end of year	$71	$48	$459	$478	$583	$632	$328	$327	$1,441	$1,485
Comprises:
Loans	$71	$48	$459	$478	$583	$632	$272	$279	$1,385	$1,437
Undrawn credit facilities(1)	–	–	–	–	–	–	56	48	56	48

(1)	Included in Other liabilities on the consolidated balance sheet.

CIBC 2012 ANNUAL REPORT	115

Consolidated financial statements

Impaired loans

$ millions, as at		Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Oct. 31	Residential mortgages	$472	$–	$45	$427
2012	Personal	267	8	176	83
	Business and government	1,128	467	25	636
	Total impaired loans(2)(3)	$1,867	$475	$246	$1,146
Oct. 31	Residential mortgages	$524	$1	$32	$491
2011	Personal	291	8	173	110
	Business and government	1,102	357	31	714
	Total impaired loans(2)(3)	$1,917	$366	$236	$1,315
Nov. 1	Residential mortgages	$550	$1	$29	$520
2010	Personal	304	6	188	110
	Business and government	1,080	338	34	708
	Total impaired loans(3)	$1,934	$345	$251	$1,338

(1)	Includes collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,195 million (October 31, 2011: $1,249 million; November 1, 2010: $1,354 million) on balances which are not impaired.

(2)	Average balance of gross impaired loans was $1,905 million (2011: $1,882 million).

(3)	Foreclosed assets of $44 million (October 31, 2011: $54 million; November 1, 2010: $65 million) were included in Other assets on the consolidated balance sheet.

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at		Less than 31 days	31 to 90 days	Over 90 days	Total
Oct. 31	Residential mortgages	$1,834	$660	$238	$2,732
2012	Personal	435	106	23	564
	Credit card	721	208	131	1,060
	Business and government	162	95	27	284
		$3,152	$1,069	$419	$4,640
Oct. 31	Residential mortgages	$2,048	$711	$344	$3,103
2011	Personal	474	115	30	619
	Credit card	844	234	163	1,241
	Business and government	137	92	27	256
		$3,503	$1,152	$564	$5,219
Nov. 1	Residential mortgages	$2,298	$853	$332	$3,483
2010	Personal	496	129	34	659
	Credit card	977	248	141	1,366
	Business and government	318	217	20	555
		$4,089	$1,447	$527	$6,063

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $128 million (2011: $122 million), of which $34 million (2011: $36 million) was in Canada and $94 million (2011: $86 million) was outside Canada. During the year, interest recognized on impaired loans was $47 million (2011: $48 million); and interest recognized on loans before being classified as impaired was $69 million (2011: $59 million), of which $53 million (2011: $44 million) was in Canada and $16 million (2011: $15 million) was outside Canada.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2012	2011
Interest income	$12,075	$12,033
Interest expense	4,581	4,971
Net interest income	7,494	7,062
Provision for credit losses	1,291	1,144
Net interest income after provision for credit losses	$6,203	$5,918

116	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include SPEs which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Consolidated structured entities

We consolidate the following structured entities:

CIBC sponsored conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing asset-backed commercial paper (ABCP). The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABCP.

Residential mortgage securitization trusts

Clear Trust (Clear) originates Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sells these mortgages to Crisp Trust (Crisp). Crisp funds the purchase of these mortgages through the issuance of commercial paper to third-party investors, which is secured by the mortgages. We provide cash reserves and liquidity facilities to Crisp that require us to provide funding, subject to the satisfaction of certain conditions.
The commercial paper liabilities are presented as Secured borrowings within Deposits on the consolidated balance sheet. During the year, we purchased all of the outstanding commercial paper that was issued by Crisp and terminated the liquidity facility.

Credit card securitization trusts

We sell credit card receivables to Cards II Trust (Cards II). Cards II purchases a proportionate share of designated portfolios with the proceeds received from the issuance of notes. We also sell credit card receivables to Broadway Trust (Broadway). Broadway purchases credit card receivables associated with explicitly identified individual accounts with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II and Broadway in order to replenish receivable amounts as credit card clients repay their balances.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust (Capital Trust). Capital Trust funds the purchase through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment. See Note 16 for additional details.

Covered bond guarantor

Under the terms of the Covered Bond Programme (the Programme), we issue covered bonds, representing unconditional, unsubordinated and unsecured obligations of CIBC that are backed by a pool of insured mortgages. As part of the Programme, we transfer the mortgages to the CIBC Covered Bond Guarantor Limited Partnership (Guarantor) that warehouses these mortgages and serves as a guarantor to bondholders, if CIBC were to become insolvent. As at October 31, 2012, $14.6 billion of mortgages with a fair value of $14.7 billion (October 31, 2011: $12.5 billion with a fair value of $12.7 billion; November 1, 2010: $6.7 billion with a fair value of $6.8 billion) supported associated covered bond liabilities of $13.9 billion with a fair value of $14.0 billion (October 31, 2011: $12.0 billion with a fair value of $12.0 billion; November 1, 2010: $6.4 billion with a fair value of $6.5 billion).

Non-consolidated structured entities

The following structured entities are not consolidated by CIBC:

CIBC sponsored conduits

We sponsor a single-seller conduit and several non-consolidated multi-seller conduits in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing ABCP to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, to purchase non-defaulted assets.

We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our sponsored conduits. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.

We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

CIBC 2012 ANNUAL REPORT	117

Consolidated financial statements

CIBC structured CDO vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Third-party structured vehicles – continuing

Similar to our third-party structured vehicles – structured credit run-off, we have investments in and liquidity facilities with third-party SPEs through our treasury and trading activities.

Pass-through investment structures

We have exposure to units of, or equity-linked notes referencing, third-party or CIBC managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee.

118	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

		CIBC sponsored conduits	CIBC structured CDO vehicles			Pass-through investment structures	Commercial mortgage securitization trust
				Third-party structured vehicles
$ millions, as at				Run-off	Continuing
Oct. 31	On-balance sheet assets at carrying value(1)
2012	Trading securities	$23	$7	$621	$226	$2,182	$1
	AFS securities	–	2	–	751	–	–
	FVO securities	–	–	170	–	–	–
	Loans	80	223	3,522	27	–	–
	Derivatives(2)	–	–	–	–	77	–
		$103	$232	$4,313	$1,004	$2,259	$1
	On-balance sheet liabilities at carrying value(1)
	Derivatives(2)	$–	$23	$1,198	$–	$151	$–
		$–	$23	$1,198	$–	$151	$–
	Maximum exposure to loss, net of hedges
	Investment and loans	$103	$232	$4,313	$1,004	$2,182	$1
	Notional of written derivatives, less fair value losses	–	184	3,184	–	–	–
	Liquidity and credit facilities	1,554	40	333	23	–	–
	Less: hedges of investments, loans and written derivatives exposure	–	(356)	(6,470)	–	(2,182)	–
		$1,657	$100	$1,360	$1,027	$–	$1
Oct. 31	On-balance sheet assets at carrying value(1)
2011	Trading securities	$3	$–	$558	$199	$520	$–
	AFS securities	–	2	2	1,320	–	5
	FVO securities	–	–	183	73	–	–
	Loans	77	290	3,754	34	–	–
	Derivatives(2)	–	–	–	–	16	–
		$80	$292	$4,497	$1,626	$536	$5
	On-balance sheet liabilities at carrying value(1)
	Derivatives(2)	$–	$37	$1,545	$–	$44	$–
		$–	$37	$1,545	$–	$44	$–
	Maximum exposure to loss, net of hedges
	Investment and loans	$80	$292	$4,497	$1,626	$520	$5
	Notional of written derivatives, less fair value losses	–	247	3,285	–	–	–
	Liquidity and credit facilities	1,297	42	391	16	–	–
	Less: hedges of investments, loans and written derivatives exposure	–	(459)	(6,768)	(73)	(520)	–
		$1,377	$122	$1,405	$1,569	$–	$5
Nov. 1	On-balance sheet assets at carrying value(1)
2010	Trading securities	$110	$–	$809	$32	$–	$–
	AFS securities	–	5	14	1,541	–	5
	FVO securities	–	9	270	205	–	–
	Loans	72	434	6,711	–	–	–
	Derivatives(2)	–	–	–	–	126	–
		$182	$448	$7,804	$1,778	$126	$5
	On-balance sheet liabilities at carrying value(1)
	Derivatives(2)	$–	$36	$1,762	$–	$2	$–
		$–	$36	$1,762	$–	$2	$–
	Maximum exposure to loss, net of hedges
	Investment and loans	$182	$448	$7,804	$1,778	$–	$5
	Notional of written derivatives, less fair value losses	–	353	4,287	–	–	–
	Liquidity and credit facilities	2,182	50	585	–	–	–
	Less: hedges of investments, loans and written derivatives exposure	–	(668)	(10,165)	(237)	–	–
		$2,364	$183	$2,511	$1,541	$–	$5

(1)	Excludes structured entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

(2)	Comprises written credit default swaps (CDS) and total return swaps under which we assume exposures and excludes all other derivatives.

CIBC 2012 ANNUAL REPORT	119

Consolidated financial statements

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		Oct. 31 2012	Oct. 31 2011		Nov. 1 2010
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations(1)	$32,409	$32,528	$34,224	$34,578	$32,413	$32,840
Securities held by counterparties as collateral under repurchase agreements(2)(3)	1,795	1,795	2,707	2,707	9,806	9,806
Securities lent for cash collateral(2)(3)	–	–	1,631	1,631	2,926	2,926
Securities lent for securities collateral(2)(3)	5,324	5,324	3,292	3,292	3,825	3,825
	$39,528	$39,647	$41,854	$42,208	$48,970	$49,397
Carrying amount of associated liabilities	$40,762	$40,830	$42,582	$42,680	$49,358	$49,827

(1)	Includes $4.0 billion (October 31, 2011: $3.4 billion; November 1, 2010: $3.4 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $1,196 million (October 31, 2011: $882 million; November 1, 2010: $729 million) have been applied to reduce these balances.

(2)	Does not include over-collateralization of assets pledged.

(3)	Excludes third-party pledged assets.

Additionally, we securitized $22.7 billion with a fair value of $22.8 billion (October 31, 2011: $16.1 billion with a fair value of $16.2 billion; November 1, 2010: $16.4 billion with a fair value of $16.7 billion) of mortgages that were not transferred to external parties.

120	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings(1)	Computer equipment	Office furniture and other equipment(2)	Leasehold improvements	Total
2012	Cost
	Balance at beginning of year	$1,177	$1,113	$667	$720	$3,677
	Additions	44	126	117	68	355
	Disposals	(13)	(258)	(52)	(10)	(333)
	Adjustments(3)	2	–	1	–	3
	Balance at end of year	$1,210	$981	$733	$778	$3,702
2011	Cost
	Balance at beginning of year	$1,169	$1,067	$676	$647	$3,559
	Net additions (disposals)	23	47	(7)	75	138
	Adjustments(3)	(15)	(1)	(2)	(2)	(20)
	Balance at end of year	$1,177	$1,113	$667	$720	$3,677
2012	Accumulated amortization
	Balance at beginning of year	$428	$885	$349	$435	$2,097
	Amortization	34	107	35	54	230
	Disposals	(7)	(243)	(46)	(8)	(304)
	Adjustments(3)	(1)	1	(1)	(3)	(4)
	Balance at end of year	$454	$750	$337	$478	$2,019
2011	Accumulated amortization
	Balance at beginning of year	$403	$839	$340	$409	$1,991
	Amortization	33	103	32	45	213
	Disposals	(12)	(59)	(24)	(19)	(114)
	Adjustments(3)	4	2	1	–	7
	Balance at end of year	$428	$885	$349	$435	$2,097
	Net book value
	As at October 31, 2012	$756	$231	$396	$300	$1,683
	As at October 31, 2011	$749	$228	$318	$285	$1,580
	As at November 1, 2010	$766	$228	$336	$238	$1,568

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.

(2)	Includes $119 million (October 31, 2011: $87 million; November 1, 2010: $132 million) of work-in-progress not subject to amortization.

(3)	Includes foreign currency translation adjustments.

Gross additions and disposals during the year were: Retail and Business Banking $141 million and $231 million, respectively (2011: net additions of $98 million); Wealth Management $29 million and $21 million, respectively (2011: net additions of $7 million); Wholesale Banking $11 million and $2 million, respectively (2011: net disposals of $2 million); and Corporate and Other $174 million and $79 million, respectively (2011: net additions of $35 million).

Finance lease property

A reconciliation of the carrying value of the finance lease property, of which a significant portion is considered investment property, is as follows:

$ millions, for the year ended October 31	2012	2011
Balance at beginning of year	$404	$422
Amortization and adjustments(1)	20	18
Balance at end of year	$384	$404

(1)	Includes foreign currency translation adjustments.

Rental income of $72 million (2011: $78 million) was generated by the investment property. Interest expense of $28 million (2011: $28 million) and non-interest expenses of $31 million (2011: $35 million) were incurred in respect of the finance lease property, which includes the portion used for operations and administrative purposes. Our commitment related to the finance lease is disclosed in Note 22.

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill was reviewed for impairment upon transition to IFRS, as at November 1, 2010, April 30, 2011 and April 30, 2012 and is now tested annually as at August 1 and whenever there are events or changes in circumstances indicative that the carrying amount is not recoverable. During 2012, we changed our annual goodwill impairment testing date from April 30 to August 1 in order to better align with our annual planning cycle.

Goodwill is allocated to CGUs for the purposes of impairment testing based on the level at which it is monitored by management. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

CIBC 2012 ANNUAL REPORT	121

Consolidated financial statements

We have four CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU and SBU as follows:

$ millions, for the year ended October 31
CGUs		CIBC FirstCaribbean(1)		Wealth Management	Capital markets(1)	Other	Total
2012	Balance at beginning of year	$694		$879	$40	$64	$1,677
	Acquisitions	–		5	17	–	22
	Adjustments(2)	2		–	–	–	2
	Balance at end of year	$696		$884	$57	$64	$1,701
2011	Balance at beginning of year	$927		$879	$40	$61	$1,907
	Acquisitions	–		–	–	2	2
	Impairment	(203	)(3)	–	–	–	(203)
	Adjustments(2)	(30)		–	–	1	(29)
	Balance at end of year	$694		$879	$40	$64	$1,677

(1)	Capital markets and FirstCaribbean International Bank Limited (CIBC FirstCaribbean) CGUs are part of Wholesale Banking and Corporate and Other reporting segments, respectively.

(2)	Includes foreign currency translation adjustments.

(3)	The impairment loss is recognized in Other non-interest expenses in the consolidated statement of income.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean operates in the Caribbean and is traded as CIBC FirstCaribbean on the stock exchanges of Barbados, Trinidad, Jamaica, the Bahamas and the Eastern Caribbean with assets of over US$11.4 billion. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation. It has been determined using cash flow projections based on the CIBC FirstCaribbean internal plan reviewed by its Board of Directors covering a three-year period and our estimation of the capital required to be maintained in the region to support ongoing operations. The estimation of cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding long-term required capital and sustainable cash flows, which reflect management’s view of future performance. Growth factors reflecting the estimated benefits of interest rate spreads and loan loss rates coming back into line with historic rates were applied to the two years subsequent to the available Board reviewed forecasts. A terminal growth rate of 2.5% (2.5% as at November 1, 2010, April 30, 2011, and April 30, 2012) was applied and the forecast cash flows have been discounted at a rate of 13% (13% as at November 1, 2010, April 30, 2011, and April 30, 2012) which is a risk-adjusted interest rate appropriate to CIBC FirstCaribbean. The determination of the discount rate and terminal growth rate require the exercise of judgment.

For the impairment testing performed as at November 1, 2010, we determined that the estimated recoverable amount of the CIBC FirstCaribbean CGU was in excess of its carrying value. As a result, no impairment charge was recognized in the opening IFRS balance sheet.

During 2011, we recognized an impairment charge of $203 million in respect of goodwill held by Corporate and Other for CIBC FirstCaribbean. The impairment charge was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region.

For the impairment testing performed as at April 30, 2012 and August 1, 2012, we determined that the estimated recoverable amount of the CIBC FirstCaribbean CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during the year. The recent tests were updated for changes in assumptions including CIBC FirstCaribbean’s revised forecasts, which continue to reflect adverse economic conditions in the Caribbean, but also factor in an expected recovery in results, and currently expected required capital levels. Reductions in estimated recoverable amounts could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any significant negative changes to the discount rate or the terminal growth rate either in isolation or jointly.

Wealth Management

The recoverable amount of the Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 12 to 18 for the impairment testing performed as at November 1, 2010 and April 30, 2011, and from 12 to 16 for the impairment testing performed as at April 30, 2012 and August 1, 2012.

We have determined that for the impairment testing performed as at November 1, 2010, April 30, 2011, April 30, 2012, and August 1, 2012, the estimated recoverable amount of the Wealth Management CGU was in excess of the carrying amount. As a result, no impairment charge was recognized during 2011 or 2012.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Capital markets and Other

Goodwill relating to the Capital markets and the Other CGUs is allocated between Wholesale Banking and Retail and Business Banking SBUs and is not considered significant.

122	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets are provided in the following table:

$ millions, as at or for the year ended October 31		Contract based(1)	Brandname(2)	Total
2012	Balance at beginning and end of year	$116	$20	$136
2011	Balance at beginning and end of year	$116	$20	$136

(1)	Represents management contracts purchased as part of past acquisitions.

(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software(1)	Core deposit intangibles(2)	Contract based(3)	Customer relationships(4)	Total
2012	Gross carrying amount
	Balance at beginning of year	$1,685	$243	$50	$67	$2,045
	Acquisition through business combinations	–	–	–	10	10
	Additions	166	–	–	1	167
	Disposals	(36)	–	–	–	(36)
	Adjustments(5)	2	1	–	–	3
	Balance at end of year	$1,817	$244	$50	$78	$2,189
2011	Gross carrying amount
	Balance at beginning of year	$1,511	$249	$50	$49	$1,859
	Net acquisitions	176	–	–	18	194
	Adjustments	(2)	(6)	–	–	(8)
	Balance at end of year	$1,685	$243	$50	$67	$2,045
2012	Accumulated amortization
	Balance at beginning of year	$1,363	$131	$42	$12	$1,548
	Amortization	97	19	2	9	127
	Disposals	(7)	–	–	–	(7)
	Adjustments(5)	–	–	–	1	1
	Balance at end of year	$1,453	$150	$44	$22	$1,669
2011	Accumulated amortization
	Balance at beginning of year	$1,264	$110	$40	$2	$1,416
	Amortization	105	23	2	10	140
	Disposals	(8)	–	–	–	(8)
	Adjustments	2	(2)	–	–	–
	Balance at end of year	$1,363	$131	$42	$12	$1,548
	Net book value
	As at October 31, 2012	$364	$94	$6	$56	$520
	As at October 31, 2011	322	112	8	55	497
	As at November 1, 2010	247	139	10	47	443

(1)	Includes $167 million (October 31, 2011: $177 million; November 1, 2010: $73 million) of work-in-progress not subject to amortization.

(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

(3)	Represents a combination of management contracts purchased as part of past acquisitions.

(4)	Represents customer relationships associated with the acquisitions of Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.

(5)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Retail and Business Banking net disposals of $10 million (2011: net additions of $17 million); Wealth Management net additions of $5 million (2011: $5 million); Wholesale Banking net additions of $1 million (2011: nil); and Corporate and Other net additions of $145 million (2011: $172 million).

Note 9	Other assets

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Accrued interest receivable	$746	$724	$840
Defined benefit asset (Note 19)	563	221	105
Gold and silver certificates	406	375	373
Brokers’ client accounts	373	290	406
Current tax receivable	1,189	443	577
Deferred tax asset (Note 20)	457	644	1,122
Other prepayments	578	530	534
Cheques and other items in transit, net	28	316	674
Derivative collateral receivable	4,120	4,397	4,912
Accounts receivable	541	507	594
Other	403	432	433
	$9,404	$8,879	$10,570

CIBC 2012 ANNUAL REPORT	123

Consolidated financial statements

Note 10	Deposits(1)(2)

$ millions, as at		Payable on demand(3)	Payable after notice(4)	Payable on a fixed date(5)	Total
Oct. 31	Personal	$8,006	$67,322	$42,825	$118,153
2012	Business and government	29,816	17,514	77,725	125,055
	Bank	1,480	7	3,236	4,723
	Secured borrowings(6)	–	–	52,413	52,413
		$39,302	$84,843	$176,199	$300,344
	Comprised of:
	Held at amortized cost				$298,491
	Designated at fair value				1,853
					$300,344
	Total deposits include:
	Non-interest-bearing deposits
	In domestic offices				$29,717
	In foreign offices				2,592
	Interest-bearing deposits
	In domestic offices				228,790
	In foreign offices				38,808
	U.S. federal funds purchased				437
					$300,344
Oct. 31	Personal	$8,109	$66,149	$42,334	$116,592
2011	Business and government	29,475	14,607	73,061	117,143
	Bank	1,297	11	2,869	4,177
	Secured borrowings(6)	–	–	51,308	51,308
		$38,881	$80,767	$169,572	$289,220
	Comprised of:
	Held at amortized cost				$287,325
	Designated at fair value				1,895
					$289,220
	Total deposits include:
	Non-interest-bearing deposits
	In domestic offices				$28,469
	In foreign offices				2,197
	Interest-bearing deposits
	In domestic offices				223,589
	In foreign offices				34,388
	U.S. federal funds purchased				577
					$289,220
Nov. 1	Personal	$7,935	$61,079	$44,280	$113,294
2010	Business and government	27,329	11,952	76,560	115,841
	Bank	1,020	5	4,593	5,618
	Secured borrowings(6)	–	–	43,518	43,518
		$36,284	$73,036	$168,951	$278,271
	Comprised of:
	Held at amortized cost				$274,919
	Designated at fair value				3,352
					$278,271
	Total deposits include:
	Non-interest-bearing deposits
	In domestic offices				$27,675
	In foreign offices				2,070
	Interest-bearing deposits
	In domestic offices				209,505
	In foreign offices				38,578
	U.S. federal funds purchased				443
					$278,271

(1)	Includes deposits of $66.8 billion (October 31, 2011: $56.1 billion; November 1, 2010: $53.6 billion) denominated in U.S. dollars and deposits of $6.5 billion (October 31, 2011: $6.0 billion; November 1, 2010: $5.4 billion) denominated in other foreign currencies.

(2)	Net of purchased notes $1,127 million (October 31, 2011: $935 million; November 1, 2010: $648 million).

(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.

(6)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

124	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 11	Other liabilities

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Accrued interest payable	$1,315	$1,410	$1,577
Defined benefit liability (Note 19)	657	658	689
Gold and silver certificates	139	300	415
Brokers’ client accounts	809	1,121	898
Derivative collateral payable	2,937	2,901	3,062
Other deferred items	394	378	387
Negotiable instruments	827	1,312	1,194
Current tax payable	–	43	28
Deferred tax liability (Note 20)	37	51	–
Accounts payable and accrued expenses	1,160	1,027	1,180
Other	2,396	2,503	2,809	(1)
	$10,671	$11,704	$12,239

(1)	Includes $604 million of principal and premium amount payable to holders in respect of non-cumulative preferred shares (Series 19 and 23) redeemed on October 31, 2010.

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at		Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$24,633	$25,943	$24,561	$25,904	$22,033	$22,526
Designated accounting hedges (Note 13)	1,863	603	2,268	864	1,305	715
Economic hedges(1)
Economic hedges of FVO financial instruments	171	67	1,256	1,714	477	772
Other economic hedges	372	478	185	310	885	1,350
	$27,039	$27,091	$28,270	$28,792	$24,700	$25,363

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions that are privately negotiated between CIBC and the counterparty to the contract. Some of our OTC transactions are novated to central clearing houses. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a central counterparty.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain total return swaps (TRS).

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Consolidated financial statements

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for either amounts that are based on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

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Consolidated financial statements

The following tables present the notional amounts of derivative instruments:

	Residual term to contractual maturity
$ millions, as at October 31, 2012	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM
Interest rate derivatives
OTC
Forward rate agreements	$113,030	$29,727	$–	$142,757	$140,358	$2,399
Clearing house settled forward rate agreements	28,152	28,550	–	56,702	56,702	–
Swap contracts	241,135	470,816	96,242	808,193	589,128	219,065
Clearing house settled swap contracts	105,332	186,044	41,410	332,786	316,374	16,412
Purchased options	2,699	4,044	2,526	9,269	8,419	850
Written options	2,251	2,337	2,173	6,761	6,761	–
	492,599	721,518	142,351	1,356,468	1,117,742	238,726
Exchange-traded
Futures contracts	28,697	19,878	–	48,575	47,886	689
Purchased options	3,750	–	–	3,750	3,750	–
Written options	4,000	–	–	4,000	4,000	–
	36,447	19,878	–	56,325	55,636	689
Total interest rate derivatives	529,046	741,396	142,351	1,412,793	1,173,378	239,415
Foreign exchange derivatives
OTC
Forward contracts	128,267	6,323	138	134,728	124,191	10,537
Swap contracts	24,325	93,342	20,709	138,376	117,457	20,919
Purchased options	8,993	522	–	9,515	9,515	–
Written options	8,868	558	119	9,545	9,403	142
	170,453	100,745	20,966	292,164	260,566	31,598
Exchange-traded
Futures contracts	10	–	–	10	10	–
Total foreign exchange derivatives	170,463	100,745	20,966	292,174	260,576	31,598
Credit derivatives
OTC
Total return swap contracts – protection sold	–	2,547	–	2,547	2,547	–
Credit default swap contracts – protection purchased	505	11,813	322	12,640	12,606	34
Credit default swap contracts – protection sold	956	5,984	248	7,188	7,188	–
Total credit derivatives	1,461	20,344	570	22,375	22,341	34
Equity derivatives(1)
OTC	25,688	2,344	61	28,093	27,449	644
Exchange-traded	2,019	268	–	2,287	2,287	–
Total equity derivatives	27,707	2,612	61	30,380	29,736	644
Precious metal derivatives(1)
OTC	1,650	43	–	1,693	1,693	–
Exchange-traded	86	42	–	128	128	–
Total precious metal derivatives	1,736	85	–	1,821	1,821	–
Other commodity derivatives(1)
OTC	2,848	8,491	431	11,770	11,770	–
Exchange-traded	8,482	3,911	55	12,448	12,361	87
Total other commodity derivatives	11,330	12,402	486	24,218	24,131	87
	$741,743	$877,584	$164,434	$1,783,761	$1,511,983	$271,778

(1)	Comprises forwards, futures, swaps, and options.

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Consolidated financial statements

	Residual term to contractual maturity
	Less than	1 to	Over	Total notional
$ millions, as at October 31, 2011	1 year	5 years	5 years	amounts	Trading	ALM
Interest rate derivatives
OTC
Forward rate agreements	$99,456	$21,942	$4	$121,402	$118,477	$2,925
Swap contracts	273,005	565,267	98,615	936,887	670,804	266,083
Clearing house settled swap contracts	3,625	13,096	7,241	23,962	23,962	–
Purchased options	1,891	6,852	2,838	11,581	11,496	85
Written options	3,141	7,419	2,796	13,356	10,804	2,552
	381,118	614,576	111,494	1,107,188	835,543	271,645
Exchange-traded
Futures contracts	34,671	7,994	–	42,665	38,438	4,227
Purchased options	24,233	–	–	24,233	24,233	–
Written options	29,466	–	–	29,466	29,466	–
	88,370	7,994	–	96,364	92,137	4,227
Total interest rate derivatives	469,488	622,570	111,494	1,203,552	927,680	275,872
Foreign exchange derivatives
OTC
Forward contracts	127,983	7,957	201	136,141	121,230	14,911
Swap contracts	25,856	74,574	25,525	125,955	114,803	11,152
Purchased options	8,128	1,238	109	9,475	9,450	25
Written options	7,784	704	78	8,566	8,470	96
	169,751	84,473	25,913	280,137	253,953	26,184
Exchange-traded
Futures contracts	20	–	–	20	20	–
Total foreign exchange derivatives	169,771	84,473	25,913	280,157	253,973	26,184
Credit derivatives
OTC
Total return swap contracts – protection sold	–	2,612	–	2,612	2,612	–
Credit default swap contracts – protection purchased	–	10,434	5,306	15,740	15,655	85
Credit default swap contracts – protection sold	104	2,315	5,223	7,642	7,642	–
Total credit derivatives	104	15,361	10,529	25,994	25,909	85
Equity derivatives(1)
OTC	21,884	2,445	74	24,403	23,739	664
Exchange-traded	3,431	422	–	3,853	3,853	–
Total equity derivatives	25,315	2,867	74	28,256	27,592	664
Precious metal derivatives(1)
OTC	1,906	–	–	1,906	1,906	–
Exchange-traded	231	26	–	257	257	–
Total precious metal derivatives	2,137	26	–	2,163	2,163	–
Other commodity derivatives(1)
OTC	3,591	4,583	225	8,399	8,399	–
Exchange-traded	7,363	3,974	2	11,339	11,339	–
Total other commodity derivatives	10,954	8,557	227	19,738	19,738	–
	$677,769	$733,854	$148,237	$1,559,860	$1,257,055	$302,805

(1)	Comprises forwards, futures, swaps, and options.

128	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

	Residual term to contractual maturity
	Less than	1 to	Over	Total notional
$ millions, as at November 1, 2010	1 year	5 years	5 years	amounts	Trading	ALM
Interest rate derivatives
OTC
Forward rate agreements	$65,692	$5,803	$330	$71,825	$68,354	$3,471
Swap contracts	214,105	416,515	91,914	722,534	485,183	237,351
Purchased options	1,215	8,092	3,492	12,799	12,452	347
Written options	6,385	8,583	3,424	18,392	16,682	1,710
	287,397	438,993	99,160	825,550	582,671	242,879
Exchange-traded
Futures contracts	16,250	12,213	–	28,463	27,427	1,036
Purchased options	5,352	21,628	–	26,980	26,980	–
Written options	6,062	27,749	–	33,811	33,811	–
	27,664	61,590	–	89,254	88,218	1,036
Total interest rate derivatives	315,061	500,583	99,160	914,804	670,889	243,915
Foreign exchange derivatives
OTC
Forward contracts	110,591	4,892	133	115,616	107,166	8,450
Swap contracts	21,200	50,598	21,630	93,428	85,995	7,433
Purchased options	11,936	1,707	–	13,643	13,566	77
Written options	10,634	1,233	92	11,959	11,880	79
	154,361	58,430	21,855	234,646	218,607	16,039
Exchange-traded
Futures contracts	33	–	–	33	33	–
Total foreign exchange derivatives	154,394	58,430	21,855	234,679	218,640	16,039
Credit derivatives
OTC
Total return swap contracts - protection sold	–	–	2,982	2,982	2,982	–
Credit default swap contracts - protection purchased	75	6,711	16,569	23,355	22,149	1,206
Credit default swap contracts - protection sold	76	3,922	8,082	12,080	12,080	–
Total credit derivatives	151	10,633	27,633	38,417	37,211	1,206
Equity derivatives(1)
OTC	13,033	3,522	34	16,589	16,057	532
Exchange-traded	8,010	689	–	8,699	8,699	–
Total equity derivatives	21,043	4,211	34	25,288	24,756	532
Precious metal derivatives(1)
OTC	369	144	–	513	513	–
Exchange-traded	19	–	–	19	19	–
Total precious metal derivatives	388	144	–	532	532	–
Other commodity derivatives(1)
OTC	3,075	3,531	272	6,878	6,878	–
Exchange-traded	3,353	2,949	1	6,303	6,303	–
Total other commodity derivatives	6,428	6,480	273	13,181	13,181	–
	$497,465	$580,481	$148,955	$1,226,901	$965,209	$261,692

(1)	Comprises forwards, futures, swaps, and options.

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.

Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading income. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, central counterparties (clearing houses), collateral, and other credit mitigation techniques.

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Consolidated financial statements

We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the MTM value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, which assumes the obligations of both counterparties and guarantees their performance. Similarly, credit risk on clearing house settled swap contracts is limited as these transactions are novated to the clearing house, which acts as a central counterparty and assumes the obligations of the original counterparty. All exchange-traded and clearing house settled contracts are subject to initial margin and to daily settlement of variation margins designed to protect participants from losses incurred due to a counterparty default. Written CDS in general have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written CDS will, however, have some credit risk to the extent of any unpaid premiums.

The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange or are clearing house settled which are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

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Consolidated financial statements

		Current replacement cost(1)			Credit equivalent amount(2)	Risk- weighted amount
$ millions, as at		Trading	ALM	Total
Oct. 31	Interest rate derivatives
2012	Forward contracts	$95	$–	$95	$26	$4
	Swap contracts	17,966	1,822	19,788	4,143	1,031
	Purchased options	363	1	364	41	12
		18,424	1,823	20,247	4,210	1,047
	Foreign exchange derivatives
	Forward contracts	1,180	103	1,283	1,292	255
	Swap contracts	3,538	447	3,985	3,446	604
	Purchased options	118	–	118	68	24
		4,836	550	5,386	4,806	883
	Credit derivatives(3)
	Credit default swap contracts - protection purchased	591	–	591	405	255
		591	–	591	405	255
	Equity derivatives(4)	193	27	220	752	42
	Precious metal derivatives(4)	15	–	15	8	4
	Other commodity derivatives(4)	335	–	335	806	249
		24,394	2,400	26,794	10,987	2,480
	Less: effect of master netting agreements	(20,070)	–	(20,070)	–	–
		$4,324	$2,400	$6,724	$10,987	$2,480
Oct. 31	Interest rate derivatives
2011(5)	Forward contracts	$171	$–	$171	$59	$7
	Swap contracts	16,468	3,003	19,471	4,664	1,373
	Purchased options	422	10	432	66	20
		17,061	3,013	20,074	4,789	1,400
	Foreign exchange derivatives
	Forward contracts	1,654	83	1,737	1,364	296
	Swap contracts	3,655	580	4,235	3,489	770
	Purchased options	97	–	97	102	32
		5,406	663	6,069	4,955	1,098
	Credit derivatives(3)
	Credit default swap contracts - protection purchased	1,021	–	1,021	1,015	613
		1,021	–	1,021	1,015	613
	Equity derivatives(4)	280	21	301	629	47
	Precious metal derivatives(4)	55	–	55	39	13
	Other commodity derivatives(4)	401	–	401	739	242
		24,224	3,697	27,921	12,166	3,413
	Less: effect of master netting agreements	(20,728)	–	(20,728)	–	–
		$3,496	$3,697	$7,193	$12,166	$3,413

(1)	Exchange-traded contracts with a replacement cost of $245 million (October 31, 2011: $338 million) are excluded in accordance with the guidelines of OSFI.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for master netting agreements and the impact of collateral amounting to $3,446 million (October 31, 2011: $2,262 million). The collateral comprises cash $2,734 million (October 31, 2011: $1,988 million) and government securities $712 million (October 31, 2011: $274 million).

(3)	Written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria under Basel II are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria under Basel II receive a counterparty credit risk charge.

(4)	Comprises forwards, swaps, and options.

(5)	Under Canadian generally accepted accounting principles and have not been restated for IFRS.

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $95 million (2011: loss of $3 million) against our receivables from financial guarantors. Separately, we recorded a gain of less than $1 million (2011: loss of $100 million) on terminations and maturity of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $269 million (October 31, 2011: $477 million; November 1, 2010: $734 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a gain of $11 million (2011: gain of $3 million) on our receivables from non-financial guarantors derivative counterparties.

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Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2012	2011
Fair value hedges(1)
Gains (losses) on hedging instruments	$4	$(231)
Gains (losses) on hedged items attributable to hedged risks	(3)	259
	$1	$28
Cash flow hedges(2)(3)	$–	$(1)

(1)	Recognized in Net interest income.

(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.

(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2012 and 2011.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at			Oct. 31 2012			Oct. 31 2011			Nov. 1 2010
	Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value
		Positive	Negative		Positive	Negative		Positive	Negative
Fair value hedges	$121,897	$1,814	$538	$124,566	$2,178	$842	$84,298	$1,240	$696
Cash flow hedges	9,914	49	3	3,272	46	22	8,534	60	19
NIFO hedges	4,397	–	62	1,022	44	–	1,367	5	–
	$136,208	$1,863	$603	$128,860	$2,268	$864	$94,199	$1,305	$715

In addition, foreign currency denominated deposit liabilities of $69 million (October 31, 2011: $54 million; November 1, 2010: $62 million) and $2.2 billion (October 31, 2011: $2.3 billion; November 1, 2010: $659 million) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at		Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
Oct. 31 2012	Cash inflows	$–	$–	$–	$–
	Cash outflows	125	87	121	–
	Net cash flow	$(125)	$(87)	$(121)	$–
Oct. 31 2011	Cash inflows	$–	$–	$–	$–
	Cash outflows	141	79	134	14
	Net cash flow	$(141)	$(79)	$(134)	$(14)

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying investment.

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Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including our net investment in foreign operations) or is combined with cross-currency swaps to provide funding on a cost-effective basis and to manage currency risk. All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at										Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price(1) and par	At par		Denominated in foreign currency			Par value	Carrying value(2)	Par value	Carrying value(2)	Par value	Carrying value(2)
9.65		October 31, 2014		November 1, 1999						$250	$291	$250	$311	$250	$325
4.55	(3)	March 28, 2016		March 28, 2006	March 28, 2011	(4)				–	–	–	–	1,080	1,093
Fixed	(5)	September 23, 2018					TT$	195 million		30	30	30	30	32	32
Floating	(6)	June 22, 2017			June 22, 2012	(7)		€ 200 million		–	–	276	276	284	284
5.15	(8)	June 6, 2018		June 6, 2008	June 6, 2013					550	552	550	554	550	557
4.11	(9)	April 30, 2020		April 30, 2010	April 30, 2015	(10)				1,100	1,100	1,100	1,100	1,100	1,100
3.15	(11)	November 2, 2020			November 2, 2015					1,500	1,500	1,500	1,500	–	–
6.00	(12)	June 6, 2023		June 6, 2008	June 6, 2018					600	600	600	600	600	600
8.70		May 25, 2029	(13)							25	45	25	43	25	42
11.60		January 7, 2031		January 7, 1996						200	200	200	200	200	200
10.80		May 15, 2031		May 15, 2021						150	150	150	150	150	150
8.70		May 25, 2032	(13)							25	47	25	44	25	43
8.70		May 25, 2033	(13)							25	47	25	45	25	43
8.70		May 25, 2035	(13)							25	49	25	46	25	44
Floating	(14)	July 31, 2084			July 27, 1990		US$	169 million		168	168	168	168	202	202
Floating	(15)	August 31, 2085			August 20, 1991		US$	52 million	(16)	52	52	66	66	68	68
										4,700	4,831	4,990	5,133	4,616	4,783
Subordinated debt sold short (held) for trading purposes										(8)	(8)	5	5	(10)	(10)
										$4,692	$4,823	$4,995	$5,138	$4,606	$4,773

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.

(3)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.

(4)	On this date, we redeemed the outstanding principal amount plus unpaid accrued interest to the redemption date.

(5)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean International Bank Limited, and guaranteed on a subordinated basis by FirstCaribbean International Bank Limited. Interest rate was fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.

(6)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(7)	On this date, we redeemed the outstanding principal amount plus unpaid accrued interest to the redemption date.

(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.30% above the three-month Canadian dollar bankers’ acceptance rate.

(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.

(10)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.

(11)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.

(12)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.

(13)	Not redeemable prior to maturity date.

(14)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(15)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(16)	US$15 million of this issue was repurchased and cancelled during the year.

Note 15	Common and preferred share capital

Common shares

Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Normal course issuer bid

On September 5, 2012, the Toronto Stock Exchange accepted the notice of CIBC’s intention to commence a new normal course issuer bid. Purchases under this bid commenced on September 7 and will terminate upon the earlier of (i) CIBC purchasing 8.1 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 6, 2013. As of October 31, 2012, we purchased and cancelled 2,025,000 common shares under this bid at an average price of $77.33 for a total amount of $157 million.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

CIBC 2012 ANNUAL REPORT	133

Consolidated financial statements

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended			Oct. 31 2012				Oct. 31 2011			Nov. 1 2010
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid			Shares outstanding
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount		$ per share	Number of shares	Amount
Common shares(1)	404,484,938	$7,769	$1,470	$3.64	400,534,211	$7,376	$1,391		$3.51	392,738,700	$6,804
Class A Preferred Shares
Series 18(2)	–	$–	$16	$1.37	12,000,000	$300	$16		$1.38	12,000,000	$300
Series 26	10,000,000	250	14	1.44	10,000,000	250	14		1.44	10,000,000	250
Series 27	12,000,000	300	17	1.40	12,000,000	300	17		1.40	12,000,000	300
Series 28(3)	–	–	–	–	–	–	–	(4)	0.04	2,000	–	(4)
Series 29	13,232,342	331	18	1.35	13,232,342	331	18		1.35	13,232,342	331
Series 30(5)	–	–	–	–	–	–	15		0.90	16,000,000	400
Series 31(6)	–	–	6	0.29	18,000,000	450	21		1.18	18,000,000	450
Series 32(7)	–	–	7	0.56	12,000,000	300	14		1.13	12,000,000	300
Series 33	12,000,000	300	16	1.34	12,000,000	300	16		1.34	12,000,000	300
Series 35	13,000,000	325	21	1.63	13,000,000	325	21		1.63	13,000,000	325
Series 37	8,000,000	200	13	1.63	8,000,000	200	13		1.63	8,000,000	200
		$1,706	$128			$2,756	$165				$3,156

(1)	Includes treasury shares.

(2)	We redeemed all of our 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash on October 29, 2012.

(3)	We redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10.00 each at a redemption price of $10.00 per share for cash on April 28, 2011.

(4)	Due to rounding.

(5)	We redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25.00 each at a redemption price of $25.75 per share for cash on July 31, 2011.

(6)	We redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on January 31, 2012.

(7)	We redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on April 30, 2012.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 26, 27 and 29 are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Class A Preferred Shares Series 26, 27 and 29 provide CIBC with the right to convert the shares to common shares. We have irrevocably renounced by way of a deed poll, our right to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI (which have been incorporated into the subsequently released draft capital adequacy guidelines). We have provided an undertaking to OSFI that we will immediately exercise our right to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. All other Class A Preferred Shares are not convertible into common shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.

Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.

Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.

Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.

Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.

Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014, subject to CIBC having announced its intention to redeem the shares. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014, subject to CIBC having announced its intention to redeem the shares at each such anniversary.

134	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.

Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.

Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

Terms of Class A Preferred Shares

(Outstanding as at October 31, 2012)	Quarterly dividends per share(1)	Specified redemption date	Cash redemption price per share
Series 26	$0.359375	April 30, 2008	$26.00
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00
Series 27	$0.350000	October 31, 2008	$26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
Series 29	$0.337500	May 1, 2010	$26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00
Series 33	$0.334375	July 31, 2014	$25.00
Series 35	$0.406250	April 30, 2014	$25.00
Series 37	$0.406250	July 31, 2014	$25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2012		2011
	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	400,534,211	$7,376	392,738,700	$6,804
Issuance pursuant to:
Stock option plans	1,053,323	68	1,242,462	79
Shareholder investment plan(1)	3,676,846	271	5,501,553	411
Employee share purchase plan(2)	1,222,351	91	1,090,096	85
	406,486,731	$7,806	400,572,811	$7,379
Purchase of common shares for cancellation	(2,025,000)	(39)	–	–
Treasury shares	23,207	2	(38,600)	(3)
Balance at end of year	404,484,938	$7,769	400,534,211	$7,376

(1)	Commencing with dividends paid on July 27, 2012, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan do not receive a discount from average market price on the reinvested dividends in additional common shares. Previously, the shares were issued at a 2% discount commencing with the dividends paid on April 28, 2011 and prior to that, effective July 2009, they were issued at a 3% discount. Commencing with the first quarter of 2013 dividend payment, shares distributed under the Shareholder Investment Plan will be acquired in the open market.

(2)	Employee contributions to our Canadian ESPP have been used to purchase common shares issued from Treasury.

Common shares reserved for issue

As at October 31, 2012, 9,638,346 common shares (October 31, 2011: 10,691,669; November 1, 2010: 11,934,131) were reserved for future issue pursuant to stock option plans.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

CIBC 2012 ANNUAL REPORT	135

Consolidated financial statements

Capital

Objectives, policies, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board of Directors. These policies relate to capital strength, capital mix, dividends, return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.

Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.

There were no significant changes made in the objectives, policies, and procedures during the year.

Regulatory requirements

Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).

Current BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the Basel Committee on Banking Supervision (BCBS) “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in the BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Regulatory capital and ratios

Regulatory capital consists of Tier 1 and Tier 2 capital.

Tier 1 capital comprises common shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. All Tier 1 and Tier 2 capital elements are net of trading short positions. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible collective/general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis. Investment in insurance activities was 100% deducted from Tier 2 capital until October 31, 2011. Starting in 2012, it is subject to a 50/50 deduction from Tier 1 and Tier 2 capital, in accordance with OSFI’s transitional rules.

Our capital ratios and assets-to-capital multiple (ACM) are as follows:

$ millions, as at October 31	2012		2011(1)
Capital
Tier 1 capital	$15,940	(2)	$16,208
Total regulatory capital	19,924	(2)	20,287
Risk-weighted assets
Credit risk	$93,360		$90,110
Market risk	3,033		1,646
Operational risk	18,836		18,212
Total risk-weighted assets	$115,229		$109,968
Capital ratios
Tier 1 capital ratio	13.8%		14.7%
Total capital ratio	17.3%		18.4%
Assets-to-capital multiple	17.4	x	16.0	x

(1)	Capital measures for 2011 are under Canadian generally accepted accounting principles and have not been restated for IFRS.

(2)	Incorporates OSFI’s IFRS transitional relief election (see discussion below for further details).

During the years ended October 31, 2012 and 2011, we have complied with all of our regulatory capital requirements.

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through CMHC programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the year ended October 31, 2012, we phased in $1,097 million of the negative IFRS transition impact on Tier 1 capital, representing four-fifths of the aggregate $1,371 million negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase-in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at October 31, 2012 would have been as follows:

Tier 1 capital ratio	13.6%
Total capital ratio	17.1%
ACM	17.7	x

Starting January 1, 2013, banks will commence implementing the significant capital reforms (referred to as Basel III) proposed by BCBS since December 2009. The reforms will increase the quality, quantity, and consistency of capital to strengthen the resilience of the banking sector. OSFI has confirmed that Basel III will be adopted in Canada, and has issued draft revisions to its guidelines for capital adequacy in Canada which incorporate Basel III reforms.

136	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust (the Trust), a consolidated trust, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes).

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.

CIBC Tier 1 Notes – Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

In February 2011, OSFI issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes will be viewed as non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes:

$ millions, as at						Oct. 31 2012		Oct. 31 2011		Nov. 1 2010
				Earliest redemption dates
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price(1) and par	At par	Par value	Carrying value	Par value	Carrying value	Par value	Carrying value
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,366	$1,300	$1,294	$1,300	$1,301
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	322	300	299	300	300
						1,600	1,688	1,600	1,593	1,600	1,601
Notes sold short (held) for trading purposes						(7)	(10)	1	1	(1)	(1)
						$1,593	$1,678	$1,601	$1,594	$1,599	$1,600

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

CIBC 2012 ANNUAL REPORT	137

Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below. We have applied structural assumptions for credit cards and demand and notice deposits while shareholders’ equity has been treated as non-interest rate sensitive.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest rate sensitive	Total
Oct. 31	Assets
2012	Cash and deposits with banks	$–	$2,038	$76	$–	$–	$2,613	$4,727
	Trading securities	–	1,054	1,403	4,121	6,459	27,293	40,330
	AFS securities	–	11,254	1,628	5,598	5,566	654	24,700
	FVO securities	–	–	–	87	217	–	304
	Securities borrowed or purchased under resale agreements	–	28,436	38	–	–	–	28,474
	Loans	116,609	22,122	31,742	65,806	2,296	3,721	242,296
	Other	–	31,204	–	–	–	21,350	52,554
	Structural assumptions	(10,904)	1,150	4,146	8,610	–	(3,002)	–
	Total assets	$105,705	$97,258	$39,033	$84,222	$14,538	$52,629	$393,385
	Liabilities and equity
	Deposits	$91,702	$72,615	$41,514	$53,904	$8,132	$32,477	$300,344
	Obligations related to securities sold short	–	405	447	3,919	3,896	4,368	13,035
	Obligations related to securities lent or sold under repurchase agreements	–	8,224	–	–	–	–	8,224
	Subordinated indebtedness	–	168	625	2,891	1,139	–	4,823
	Other	–	30,330	–	2,503	634	33,492	66,959
	Structural assumptions	(23,763)	5,766	20,756	24,920	–	(27,679)	–
	Total liabilities and shareholders’ equity	$67,939	$117,508	$63,342	$88,137	$13,801	$42,658	$393,385
	On-balance sheet gap	$37,766	$(20,250)	$(24,309)	$(3,915)	$737	$9,971	$–
	Off-balance sheet gap(1)	–	(34,469)	25,372	10,015	(918)	–	–
	Total gap	$37,766	$(54,719)	$1,063	$6,100	$(181)	$9,971	$–
	Total cumulative gap	$37,766	$(16,953)	$(15,890)	$(9,790)	$(9,971)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$40,788	$(36,821)	$(20,513)	$5,143	$(400)	$11,803	$–
	Foreign currencies	(3,022)	16,571	(3,796)	(9,058)	1,137	(1,832)	–
	Total on-balance sheet gap	$37,766	$(20,250)	$(24,309)	$(3,915)	$737	$9,971	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(18,596)	$19,897	$(1,609)	$308	$–	$–
	Foreign currencies	–	(15,873)	5,475	11,624	(1,226)	–	–
	Total off-balance sheet gap	$–	$(34,469)	$25,372	$10,015	$(918)	$–	$–
	Total gap	$37,766	$(54,719)	$1,063	$6,100	$(181)	$9,971	$–
Oct. 31	Gap by currency
2011	On-balance sheet gap
	Canadian currency	$25,943	$(20,489)	$(26,764)	$14,529	$698	$6,083	$–
	Foreign currencies	(2,101)	17,376	(559)	(12,241)	(567)	(1,908)	–
	Total on-balance sheet gap	$23,842	$(3,113)	$(27,323)	$2,288	$131	$4,175	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(14,278)	$22,865	$(7,204)	$(1,383)	$–	$–
	Foreign currencies	–	(18,964)	4,057	13,588	1,319	–	–
	Total off-balance sheet gap	$–	$(33,242)	$26,922	$6,384	$(64)	$–	$–
	Total gap	$23,842	$(36,355)	$(401)	$8,672	$67	$4,175	$–
Nov. 1	Gap by currency
2010	On-balance sheet gap
	Canadian currency	$19,030	$(15,413)	$(13,657)	$10,991	$(101)	$(850)	$–
	Foreign currencies	(2,384)	6,855	(420)	(4,510)	191	268	–
	Total on-balance sheet gap	$16,646	$(8,558)	$(14,077)	$6,481	$90	$(582)	$–
	Off-balance sheet gap(1)
	Canadian currency	$–	$(4,842)	$12,584	$(7,253)	$(489)	$–	$–
	Foreign currencies	–	(4,970)	(116)	4,911	175	–	–
	Total off-balance sheet gap	$–	$(9,812)	$12,468	$(2,342)	$(314)	$–	$–
	Total gap	$16,646	$(18,370)	$(1,609)	$4,139	$(224)	$(582)	$–

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

138	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 18	Share-based payments

Restricted share award plan

Under our RSA plan, which began in 2000, annual awards are granted to certain key employees. RSAs may also be awarded as special grants. RSAs generally vest at the end of three years or one-third annually. Awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.

Prior to December 2008, grants were made in the form of share-settled awards. The funding for these awards was paid into a trust which purchased common shares in the open market. Grant date fair value of each share-settled RSA was calculated based on the weighted-average purchase price of the corresponding common shares that were purchased by the trust.

Beginning December 2008, RSA grants are made in the form of cash-settled awards which are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the Toronto Stock Exchange (TSX) for the 10 trading days prior to a date specified in the grant terms. Fair value for cash-settled RSAs is remeasured each period for subsequent changes in the market value of common shares.

Compensation expense in respect of RSAs, before the impact of hedging, totalled $230 million in 2012 (2011: $252 million). Liabilities in respect of cash-settled RSAs totalled $470 million (October 31, 2011: $515 million; November 1, 2010: $358 million).

Performance share unit plan

Under the PSU plan, which was introduced in 2005, awards are granted to certain key employees. Beginning December 2008, PSU grants are made only in the form of cash-settled awards, which are funded at the time of payment. PSUs vest at the end of three years. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.

Recognition of compensation expense is based on management’s best estimate of the number of PSUs expected to vest. PSUs are remeasured for changes in management’s best estimate of the number of PSUs to vest and changes in the market value of common shares. Dividend equivalent amounts are recognized in compensation expense as incurred.

Beginning December 2008, grant date fair value of each PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms.

Compensation expense in respect of PSUs, before the impact of hedging, totalled $70 million in 2012 (2011: $49 million). Liabilities in respect of PSUs totalled $127 million (October 31, 2011: $72 million; November 1, 2010: $27 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Book value unit plan

Under the BVU plan, which was introduced in 2010, certain key executives are granted awards denominated in BVUs. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. BVUs vest at the end of three years. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares.

Grant date fair value of each BVU is calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $16 million in 2012 (2011: $11 million). Liabilities in respect of BVUs totalled $32 million (October 31, 2011: $16 million; November 1, 2010: $5 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares or DSUs. For purposes of this plan, cash-eligible remuneration includes the cash component of the director retainer, the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, before the impact of hedging, totalled $3 million in 2012 (2011: $2 million). Liabilities in respect of DSUs totalled $11 million (October 31, 2011: $9 million; November 1, 2010: $8 million).

Stock option plans

We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans.

Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.

CIBC 2012 ANNUAL REPORT	139

Consolidated financial statements

Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP. Furthermore, during 2012 all remaining options under this plan were exercised.

Fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2012 has been determined at $8.08 (2011: $12.88). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2012	2011
Weighted-average assumptions
Risk-free interest rate	1.82%	2.79%
Expected dividend yield	6.12%	4.89%
Expected share price volatility	26.09%	27.56%
Expected life	6 years	6 years
Share price / exercise price	$71.73	$78.41

Compensation expense in respect of stock options totalled $7 million in 2012 (2011: $6 million).

Stock option plans

As at or for the year ended October 31		2012		2011
	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	4,746,548	$66.34	5,641,221	$62.88
Granted	738,426	71.73	419,989	78.41
Exercised(1)	(1,053,323)	50.76	(1,242,462)	54.72
Forfeited	(58,929)	70.49	(41,580)	64.56
Cancelled / expired	(23,935)	70.78	(30,620)	68.61
Outstanding at end of year	4,348,787	$70.95	4,746,548	$66.34
Exercisable at end of year	2,521,979	$71.78	3,018,340	$66.05
Available for grant	5,289,559		5,945,121

(1)	The weighted-average share price at the date of exercise was $74.26 (2011: $79.51).

Stock options outstanding and vested

As at October 31, 2012			Stock options outstanding		Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$40.00 – $49.00	138,353	0.09	$43.10	138,353	$43.10
$49.01 – $55.00	633,396	5.90	49.75	389,131	49.75
$55.01 – $65.00	23,036	5.15	62.90	23,036	62.90
$65.01 – $75.00	2,034,049	6.18	71.02	885,186	71.22
$75.01 – $85.00	1,190,586	5.56	78.46	756,906	78.59
$85.01 – $105.00	329,367	3.96	96.33	329,367	96.33
	4,348,787	5.61	$70.95	2,521,979	$71.78

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares. All employer contributions are used by the trustee to purchase shares on the open market. Effective February 2010, for our Canadian plan, shares purchased by the trustee using employee contributions are issued as treasury shares. CIBC FirstCaribbean operates ESPPs locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $32 million in 2012 (2011: $31 million).

Hedging

The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, and DSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in compensation expense. During the year, we recorded gains of $37 million (2011: gain of $18 million) in the consolidated statement of income in respect of these derivatives. As at October 31, 2012, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $9 million (2011: $1 million).

140	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. The defined benefit pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. Effective January 1, 2012, there is a two-year waiting period for new members to join our principal Canadian pension plan. We also provide certain health-care, life insurance, and other benefits to eligible employees and pensioners.

Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

The following table presents the financial position of the defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2012	2011	2012	2011
Defined benefit obligation
Balance at beginning of year	$4,973	$4,615	$570	$536
Current service cost	161	150	9	9
Employee contributions	6	6	–	–
Interest cost on defined benefit obligation	278	260	30	29
Benefits paid	(236)	(222)	(26)	(27)
Foreign exchange rate changes	–	(9)	–	–
Net actuarial losses on defined benefit obligation	664	163	71	23
Plan amendments	–	10	1	–
Balance at end of year	$5,846	$4,973	$655	$570
Plan assets
Fair value at beginning of year	$4,895	$4,608	$–	$–
Expected return on plan assets(1)	315	292	–	–
Net actuarial gains (losses) on plan assets(1)	93	(60)	–	–
Employer contributions	476	281	26	27
Employee contributions	6	6	–	–
Benefits paid	(236)	(222)	(26)	(27)
Foreign exchange rate changes	–	(9)	–	–
Net transfer out	(1)	(1)	–	–
Fair value at end of year	$5,548	$4,895	$–	$–
Funded status deficit	$(298)	$(78)	$(655)	$(570)
Unamortized net actuarial losses	827	257	91	23
Unamortized past service costs (gains)	–	1	(42)	(52)
Net defined benefit asset (liability)	$529	$180	$(606)	$(599)
Valuation allowance	(17)	(18)	–	–
Net defined benefit asset (liability), net of valuation allowance	$512	$162	$(606)	$(599)

(1)	The actual return on plan assets for the year ended October 31, 2012 was $408 million (2011: $232 million).

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

		Pension plans		Other post-employment plans
	Oct. 31	Oct. 31	Nov. 1	Oct. 31	Oct. 31	Nov. 1
$ millions, as at	2012	2011	2010	2012	2011	2010
Other assets	$563	$221	$105	$–	$–	$–
Other liabilities	(51)	(59)	(92)	(606)	(599)	(597)
	$512	$162	$13	$(606)	$(599)	$(597)

Included in the defined benefit obligation and fair value of plan assets at year end are the following amounts in respect of plans with defined benefit obligations in excess of fair value of assets:

		Pension plans		Other post-employment plans
$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Defined benefit obligation
Unfunded plans	$48	$47	$43	$655	$570	$536
Funded plans	5,317	4,490	4,149	–	–	–
	5,365	4,537	4,192	655	570	536
Fair value of plan assets	4,957	4,346	4,094	–	–	–
Funded status deficit	$(408)	$(191)	$(98)	$(655)	$(570)	$(536)

CIBC 2012 ANNUAL REPORT	141

Consolidated financial statements

The net defined benefit plan expense is as follows:

	Pension plans		Other post-employment plans
$ millions, for the year ended October 31	2012	2011	2012	2011
Current service cost	$161	$150	$9	$9
Interest cost on defined benefit obligation	278	260	30	29
Expected return on plan assets	(315)	(292)	–	–
Recognition of past service costs (gains)	1	10	(9)	(10)
Amortization of net actuarial losses	1	1	3	1
	126	129	33	29
Change in valuation allowance	(1)	1	–	–
Net defined benefit plan expense recognized	$125	$130	$33	$29

Benefit and plan changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2012 or 2011.

Investment policy

CIBC’s Board of Directors has delegated the responsibility for establishing pension fund investment objectives and policies and monitoring pension investment policy to the Board’s Management Resources and Compensation Committee (MRCC). The MRCC is responsible for establishing investment policies such as asset mix, permitted investments, and use of derivatives.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of various asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions.

To reduce investment-specific risk and to enhance expected returns, investments are allocated among multiple asset classes, with publicly traded fixed income and equities in active markets, representing the most significant asset allocations. Use of derivative financial instruments is limited to generating the synthetic return of debt or equity instruments or to provide currency hedging for foreign equity holdings.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the Pension and Benefits Investment Committee (PBIC), which is a committee composed of CIBC management. The PBIC has appointed investment managers, including CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC. These managers have investment discretion within established target asset mix ranges as set by the MRCC. Should the actual mix fall outside specified ranges, the assets are rebalanced as required to be within the target asset mix ranges. Similar committees exist for the management of our non-Canadian plans.

Risk management oversight as performed by PBIC and other committees includes but is not limited to the following activities:

•	Periodic ALM and strategic asset allocation studies;
•	Monitoring of funding levels and funding ratios;
•	Monitoring compliance with asset allocation guidelines and investment management agreements;
•	Monitoring asset class performance against asset class benchmarks; and
•	Monitoring investment manager performance against benchmarks.

Benefit plan assets

The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans are as follows:

	Pension plans
Asset category(1)	Target allocation 2012	Actual allocation 2012	Target allocation 2011	Actual allocation 2011
Equity(2)	52%	52%	52%	53%
Debt(2)	44	45	44	43
Real estate	–	–	–	1
Other(3)	4	3	4	3
	100%	100%	100%	100%

(1)	Categories are based upon risk classification including synthetic exposure through derivatives.

(2)	Pension benefit plans assets include CIBC or CIBC FirstCaribbean issued securities and deposits of $34 million (2011: $21 million), representing 0.6% of total plan assets (2011: 0.4%).

(3)	Includes foreign currency derivatives that hedge currency exposures and investments in essential public assets, including transportation, communication, energy, education, and health-care projects.

Plan assumptions

The discount rate assumption used in determining pension and other post-employment benefit obligations and net defined benefit plan expense reflects the market yields, as of the measurement date, on high-quality corporate bonds with cash flows that match expected benefit payments.

For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.

In the U.S., U.K., and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.

142	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

The weighted-average assumptions used to determine the defined benefit obligation and the benefit plan expenses are as follows:

	Pension plans		Other post-employment plans
For the year ended October 31	2012	2011	2012	2011
Defined benefit obligation as at October 31
Discount rate at end of the period	4.6%	5.5%	4.5%	5.5%
Rate of compensation increase	3.1%	3.6%	3.0%	3.5%
Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	5.5%	5.6%	5.5%	5.3%
Expected long-term rate of return on plan assets	6.3%	6.4%	n/a	n/a
Rate of compensation increase	3.6%	3.6%	3.5%	3.5%

n/a Not applicable.

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2012	2011
Health-care cost trend rates assumed for next year	6.4%	6.7%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029

A 100 basis points change in assumed health-care cost trend rates would have the following effects:

	Aggregate service and interest costs		Defined benefit obligation
$ millions, for the year ended October 31	2012	2011	2012	2011
100 basis points increase in rates	$3	$3	$56	$61
100 basis points decrease in rates	(2)	(3)	(47)	(50)

The following tables outline the impact of a change of 100 basis points in certain key assumptions used in measuring the defined benefit obligations and related expenses for our Canadian plans:

Estimated increase (decrease) in defined benefit plan expense for the year based on assumptions at the beginning of the year	Pension plans		Other post-employment plans
$ millions, for the year ended October 31	2012	2011	2012	2011
Discount rate
Decrease in assumption	$68	$17	$3	$2
Increase in assumption	(30)	(26)	(5)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	43	40	n/a	n/a
Increase in assumption	(43)	(40)	n/a	n/a
Rate of compensation increase
Decrease in assumption	(19)	(18)	–	–
Increase in assumption	20	20	–	–

n/a Not applicable.

Estimated increase (decrease) in defined benefit obligation	Pension plans		Other post-employment plans
$ millions, as at October 31	2012	2011	2012	2011
Discount rate
Decrease in assumption	$893	$682	$91	$79
Increase in assumption	(850)	(654)	(82)	(64)
Rate of compensation increase
Decrease in assumption	(192)	(120)	(1)	(1)
Increase in assumption	193	130	1	1

Defined contribution and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2012	2011
Defined contribution pension plans	$11	$11
Government pension plans(1)	79	78
	$90	$89

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC 2012 ANNUAL REPORT	143

Consolidated financial statements

Expenses if recognized as they arose

The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

	Pension plans		Other post-employment plans			Total
$ millions, for the year ended October 31	2012	2011	2012	2011	2012	2011
Defined benefit plans	$694	$352	$111	$61	$805	$413
Defined contribution and other plans	90	89	–	–	90	89
	$784	$441	$111	$61	$895	$502

History of experience adjustments

The history of defined benefit obligations, fair value of plan assets and experience adjustments is as follows:

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2012	2011	2012	2011
Defined benefits obligation	$5,846	$4,973	$655	$570
Fair value of plan assets	5,548	4,895	–	–
Funded status deficit	$(298)	$(78)	$(655)	$(570)
Experience (losses) gains on plan liabilities for the year	$(24)	$10 (1)	$(14)	$8	(1)
Experience gains (losses) on plan assets for the year	93	(60)	–	–

(1)	Restated.

Cash flows

Cash contributions

The most recently completed actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2011. The next required actuarial valuation of this plan for funding purposes will be effective as of October 31, 2012.

The minimum contributions for 2013 are anticipated to be $189 million for defined benefit pension plans and $28 million for other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2012	2011
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(92)	$(22)
Current income tax expense	629	431
	537	409
Provision for deferred income taxes
Adjustments for prior years	88	25
Effect of changes in tax rates and laws	(8)	28
Origination and reversal of temporary differences	87	465
	167	518
	704	927
Other comprehensive income	(17)	(37)
Total comprehensive income	$687	$890

Components of income tax

$ millions, for the year ended October 31	2012	2011
Current income taxes
Federal	$290	$216
Provincial	196	141
Foreign	29	15
	515	372
Deferred income taxes
Federal	122	273
Provincial	82	164
Foreign	(32)	81
	172	518
	$687	$890

144	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Deferred income tax balances are included in Other assets and Other liabilities, and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rate of 26.5% (2011: 28.2%) as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2012		2011
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,071	26.5%	$1,073	28.2%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(116)	(2.9)	(11)	(0.3)
Tax-exempt income	(206)	(5.1)	(136)	(3.5)
Changes in income tax rate on deferred tax balances	(8)	(0.2)	28	0.7
Impact of equity-accounted income	(33)	(0.8)	(24)	(0.6)
Other	(4)	(0.1)	(3)	(0.1)
Income taxes in the consolidated statement of income	$704	17.4%	$927	24.4%

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Deferred income tax asset

Sources of and movement in deferred tax assets and liabilities

The following tables show the sources and changes in deferred tax assets and liabilities.

$ millions, for the year ended October 31, 2012	Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
Deferred tax assets
Balance at beginning of year	$338	$69	$283	$50	$31	$64	$104	$12	$951
Recognized in net income	(149)	(7)	(59)	(4)	(26)	5	(32)	10	(262)
Other (2)	–	–	–	–	–	–	–	1	1
Balance at end of year	$189	$62	$224	$46	$5	$69	$72	$23	$690
		Buildings and equipment	Foreign currency	Goodwill	Lease receivables	Pension and employee benefits	Securities revaluation	Other	Total liabilities
Deferred tax liabilities
Balance at beginning of year		$(64)	$(34)	$(72)	$(78)	$(17)	$(54)	$(39)	$(358)
Recognized in net income		–	–	(6)	15	9	36	41	95
Recognized in OCI		–	1	–	–	–	–	(7)	(6)
Other (2)		–	–	–	–	–	–	(1)	(1)
Balance at end of year		$(64)	$(33)	$(78)	$(63)	$(8)	$(18)	$(6)	$(270)
Net deferred tax asset as at October 31, 2012									$420
$ millions, for the year ended October 31, 2011	Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
Deferred tax assets
Balance at beginning of year	$356	$76	$418	$36	$77	$599	$88	$223	$1,873
Recognized in net income	(17)	(3)	(137)	16	(44)	(533)	19	(201)	(900)
Recognized in OCI	–	–	1	–	–	–	–	(8)	(7)
Other (2)	(1)	(4)	1	(2)	(2)	(2)	(3)	(2)	(15)
Balance at end of year	$338	$69	$283	$50	$31	$64	$104	$12	$951
		Buildings and equipment	Foreign currency	Goodwill	Lease receivables	Pension and employee benefits	Securities revaluation	Other	Total liabilities
Deferred tax liabilities
Balance at beginning of year		$(79)	$(62)	$(70)	$(104)	$(152)	$(231)	$(53)	$(751)
Recognized in net income		15	53	(2)	20	135	147	14	382
Recognized in OCI		–	(25)	–	–	–	30	–	5
Other (2)		–	–	–	6	–	–	–	6
Balance at end of year		$(64)	$(34)	$(72)	$(78)	$(17)	$(54)	$(39)	$(358)
Net deferred tax asset as at October 31, 2011									$593
Net deferred tax asset as at November 1, 2010									$1,122

(1)	The tax loss carryforwards include $37 million (2011: $42 million) that relate to operating losses (of which $21 million relate to the U.S. and $16 million relate to other jurisdictions) that expire in various years commencing in 2013, and $32 million (2011: $22 million) that relate to capital losses that never expire.

(2)	Includes foreign currency translation adjustments.

The net deferred tax asset is included in Other assets and Other liabilities as follows:

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Other assets	$457	$644	$1,122
Other liabilities	(37)	(51)	–
	$420	$593	$1,122

Temporary differences

The amount of unused tax losses for which deferred tax assets have not been recognized was $717 million as at October 31, 2012 (2011: $717 million) of which $79 million (2011: $124 million) has no expiry date, and of which $638 million (2011: $593 million) expire within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. Both the Crown and CIBC appealed the ruling to the Federal Court of Appeal, and the appeal was heard on November 21, 2012. A decision has not yet been rendered.

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Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $183 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $865 million and non-deductible interest of approximately $124 million.

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2012	2011
Basic EPS
Net income attributable to equity shareholders	$3,331	$2,867
Less: Preferred share dividends and premiums	158	177
Net income attributable to common shareholders	3,173	2,690
Weighted-average common shares outstanding (thousands)	403,685	396,233
Basic EPS	$7.86	$6.79
Diluted EPS
Net income attributable to common shareholders	$3,173	$2,690
Add: Dividends on Convertible Preferred Shares	–	38
Net income attributable to diluted common shareholders	3,173	2,728
Weighted-average common shares outstanding (thousands)	403,685	396,233
Add: Convertible Preferred Shares (1) (thousands)	–	9,609
Stock options potentially exercisable (2) (thousands)	460	854
Weighted-average diluted common shares outstanding (thousands)	404,145	406,696
Diluted EPS	$7.85	$6.71

(1)	We have irrevocably renounced by way of a deed poll, our rights to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC.

(2)	Excludes average options outstanding of 1,513,903 with a weighted-average exercise price of $82.39; and average options outstanding of 1,263,670 with a weighted-average exercise price of $83.79 for the years ended October 31, 2012 and 2011, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

			Contract amounts
$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Securities lending (1)	$15,396	$10,924	$12,352
Unutilized credit commitments (2)	148,957	140,338	132,251
Backstop liquidity facilities (3)	3,189	2,273	3,444
Standby and performance letters of credit	7,504	6,323	5,721
Documentary and commercial letters of credit	449	312	290
Other	359	412	381
	$175,854	$160,582	$154,439

(1)	Excludes securities lending of $1.6 billion (October 31, 2011: $2.8 billion; November 1, 2010: $4.3 billion) for cash because it is reported on the consolidated balance sheet.

(2)	Includes irrevocable lines of credit totalling $35.9 billion (October 31, 2011: $32.2 billion; November 1, 2010: $34.9 billion).

(3)	Excludes backstop liquidity facilities provided to our consolidated sponsored ABCP programs totalling $390 million (October 31, 2011: $1,104 million; November 1, 2010: $964 million).

In addition, client securities lending of a joint venture which CIBC has with The Bank of New York Mellon totalled $48.1 billion (October 31, 2011: $46.3 billion; November 1, 2010: $45.0 billion) of which securities lending with indemnification totalled $46.5 billion (October 31, 2011: $44.5 billion; November 1, 2010: $42.5 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the

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expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for both our consolidated sponsored ABCP programs, Crisp and Macro Trust, as well as our non-consolidated sponsored ABCP programs, Safe Trust, Smart Trust and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Operating lease commitments(1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2012	Payments	Receipts (2)	Net payments
2013	$366	$77	$289
2014	346	73	273
2015	319	72	247
2016	291	76	215
2017	263	76	187
2018 and thereafter	1,398	1,349	49

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $389 million (2011: $384 million).

(2)	Includes sub-lease income from investment property.

Finance lease commitments(1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2012
2013	$49
2014	47
2015	46
2016	44
2017	43
2018 and thereafter	439
668
Less: Future interest charges	268
Present value of finance lease commitments	$400

(1)	Total interest expense related to finance lease arrangements was $28 million (2011: $28 million).

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $178 million (October 31, 2011: $354 million; November 1, 2010: $294 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. As at October 31, 2012, the related underwriting commitments were $184 million (October 31, 2011: $333 million; November 1, 2010: $183 million).

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Guarantees and other indemnification agreements

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations, and warranties are reflected within the consolidated financial statements as at October 31, 2012, October 31, 2011 and November 1, 2010.

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Sources of pledged assets and collateral (1)
Deposits with banks	$14	$27	$41
Securities	8,387	9,418	18,924
Mortgages (2)	47,515	47,676	39,983
Credit cards (3)	4,898	3,632	3,535
Other assets	4,120	4,397	4,912
	$64,934	$65,150	$67,395
Uses of pledged assets and collateral
Securities lent	$5,324	$3,292	$3,825
Obligations related to securities lent or sold under repurchase agreements	1,795	4,338	12,732
Secured borrowings	52,413	51,308	43,518
Derivative transactions (4)	4,531	5,040	6,001
Foreign governments and central banks (5)	278	513	419
Clearing systems, payment systems, depositories, and other (5)	593	659	900
	$64,934	$65,150	$67,395

(1)	Does not include over-collateralization of assets pledged.

(2)	Includes certain cash in transit balances related to the securitization process.

(3)	These assets are held in consolidated securitization trusts and support funding liabilities of $4.9 billion with a fair value of $5.0 billion (October 31, 2011: $3.6 billion with a fair value of $3.7 billion; November 1, 2010: $3.5 billion with a fair value of $3.6 billion).

(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes interday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.

The following table presents the uses of third party pledged assets and collateral available for sale or re-pledging:

$ millions, as at	Oct. 31 2012	Oct. 31 2011	Nov. 1 2010
Collateral received and available for sale or re-pledging	$44,718	$39,030	$49,711
Less: not sold or re-pledged	14,726	13,663	19,083
	$29,992	$25,367	$30,628
Uses of pledged assets and collateral
Securities lent	$10,072	$7,632	$8,527
Obligations related to securities lent or sold under repurchase agreements	6,429	7,076	12,225
Obligations related to securities sold short	13,035	10,316	9,673
Derivative transactions (1)	456	343	203
	$29,992	$25,367	$30,628

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, we transact securities lending activities in which we act as an agent for the owners of securities through a joint venture which we have with The Bank of New York Mellon. See “Commitments” section above for details.

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Securities collateral

Client securities collateral available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

Note 23	Contingent liabilities and provision

CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Lehman Brothers bankruptcy proceedings

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note-holders, including CIBC, relating to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until January 2013. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. The plaintiffs have filed an appeal to the Ontario Court of Appeal.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. CIBC is seeking leave to appeal to the Supreme Court of Canada.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes analysts and investment advisors in Ontario who were not paid overtime or treated as eligible for overtime. In April 2012, the Ontario Superior Court of Justice denied certification of the matter as a class action. The plaintiffs have filed an appeal to the Ontario Divisional Court.

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against

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a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks have sought leave to appeal to the Supreme Court of Canada.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

In 2011 and 2012 three proposed class actions were commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson v. Bank of America Corporation, et al. is scheduled to be heard in April 2013.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings. The proposed class actions were temporarily stayed as a result of Sino-Forest obtaining protection under the Companies’ Creditors Arrangement Act.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. No date has been scheduled for the certification motions.

The following table presents changes in the provision:

$ millions, for the year ended October 31	2012	2011
Balance at beginning of year	$43	$43
Additional new provisions recognized	6	24
Less:
Amounts incurred and charged against existing provisions	(4)	(10)
Unused amounts reversed	(1)	(14)
Balance at end of year	$44	$43

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Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at				Oct. 31 2012				Oct. 31 2011				Nov. 1 2010
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$315,937	$34,796	$27,573	$378,306	$309,920	$29,283	$30,392	$369,595	$290,628	$29,343	$44,218	$364,189
Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$6,390	$1,002	$313	$7,705	$6,401	$1,385	$255	$8,041	$6,692	$1,136	$655	$8,483
Governments	4,128	6	–	4,134	3,971	12	–	3,983	4,281	3	–	4,284
Retail	97,412	–	3	97,415	96,041	–	65	96,106	92,601	–	–	92,601
Other	35,071	5,200	2,621	42,892	29,113	4,123	1,245	34,481	24,263	3,026	3,038	30,327
	143,001	6,208	2,937	152,146	135,526	5,520	1,565	142,611	127,837	4,165	3,693	135,695
Other credit-related arrangements
Financial institutions	14,704	237	1,994	16,935	10,642	407	993	12,042	10,893	1,863	1,023	13,779
Governments	824	29	43	896	656	24	159	839	125	–	5	130
Other	5,151	477	249	5,877	4,650	271	169	5,090	4,155	215	465	4,835
	20,679	743	2,286	23,708	15,948	702	1,321	17,971	15,173	2,078	1,493	18,744
	$163,680	$6,951	$5,223	$175,854	$151,474	$6,222	$2,886	$160,582	$143,010	$6,243	$5,186	$154,439
Derivative instruments (4)
By counterparty type
Financial institutions (5)	$5,768	$10,451	$5,154	$21,373	$7,445	$9,774	$5,844	$23,063	$5,863	$5,528	$9,008	$20,399
Governments	4,045	6	–	4,051	3,570	–	–	3,570	2,664	–	–	2,664
Other	1,135	83	152	1,370	1,062	37	200	1,299	1,117	197	44	1,358
	10,948	10,540	5,306	26,794	12,077	9,811	6,044	27,932	9,644	5,725	9,052	24,421
Less: effect of master netting agreements	(8,554)	(7,392)	(4,124)	(20,070)	(9,511)	(6,782)	(4,430)	(20,723)	(7,001)	(4,063)	(5,889)	(16,953)
Total derivative instruments	$2,394	$3,148	$1,182	$6,724	$2,566	$3,029	$1,614	$7,209	$2,643	$1,662	$3,163	$7,468

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $320.1 billion (October 31, 2011: $314.1 billion; November 1, 2010: $301.7 billion) and foreign currencies of $58.2 billion (October 31, 2011: $55.5 billion; November 1, 2010: $62.5 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $252.7 billion (October 31, 2011: $248.4 billion; November 1, 2010: $237.2 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.

(4)	Also included in the on-balance sheet major assets in the table.

(5)	Includes positive fair value (net of CVA) of $269 million (October 31, 2011: $477 million; November 1, 2010: $732 million) on notional amounts of $6.5 billion (October 31, 2011: $7.2 billion; November 1, 2010: $13.4 billion) with financial guarantors.

In addition, client securities lending activities of a joint venture which CIBC has with The Bank of New York Mellon totalled: $48.1 billion as at October 31, 2012, of which $31.8 billion was in Canada, $5.7 billion was in the U.S. and $10.6 billion was in other countries; $46.3 billion as at October 31, 2011 of which $30.0 billion was in Canada, $4.4 billion was in the U.S. and $11.9 billion was in other countries; and $45.0 billion as at November 1, 2010 of which $30.0 billion was in Canada, $5.5 billion was in the U.S. and $9.5 billion was in other countries.

See shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include key management personnel(1) and their affiliates(2), and entities which are controlled, jointly controlled or significantly influenced, or for which significant voting power is held, by key management personnel or their affiliates. Related parties also include associated companies and joint ventures accounted for under the equity-method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms, as for comparable transactions with third-party counterparties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of the bank.

Key management personnel and their affiliates

As at October 31, 2012, loans(3) to directors and their affiliates totalled $43 million (October 31, 2011: $64 million; November 1, 2010: $23 million), letters of credit and guarantees totalled nil (October 31, 2011: $5 million; November 1, 2010: $8 million), and the undrawn credit commitments(4) totalled $32 million (October 31, 2011: $462 million; November 1, 2010: $392 million).

152	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

As at October 31, 2012, loans to senior officers and their affiliates totalled $207 million (October 31, 2011: $41 million; November 1, 2010: $10 million), letters of credit and guarantees totalled $155 million (October 31, 2011: $148 million; November 1, 2010: $75 million), and the undrawn credit commitments totalled $631 million (October 31, 2011: $240 million; November 1, 2010: $69 million).

These outstanding balances are unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2012 and 2011.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board of Directors (referred to as Directors); and Senior Executive Team (SET) and certain named officers per the Bank Act (collectively referred to as Senior officers). Board members who are also SET members are included as senior officers.

(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.

(3)	Comprises nil (October 31, 2011: $1 million; November 1, 2010: $1 million) related to directors and their dependants and $43 million (October 31, 2011: $63 million; November 1, 2010: $22 million) related to entities over which directors and their dependants have significant influence.

(4)	Comprises $1 million (October 31, 2011: $1 million; November 1, 2010: $1 million) related to directors and their dependants and $31 million (October 31, 2011: $461 million; November 1, 2010: $391 million) related to entities over which directors and their dependants have significant influence.

Compensation of key management personnel

$ millions, for the year ended October 31		2012		2011
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$1	$24	$1	$24
Post-employment benefits	–	2	–	3
Share-based benefits (2)	3	25	2	25
Termination benefits	–	1	–	10
Total compensation	$4	$52	$3	$62

(1)	Comprises salaries, statutory and non-statutory benefits, and pension expenses related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.

(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted joint ventures and associates

See Note 26 for details of our equity-accounted joint ventures and associates.

Note 26	Investments in equity-accounted joint ventures and associates

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2012, the carrying value of our investments in the joint ventures was $267 million (October 31, 2011: $266 million; November 1, 2010: $197 million), which was included in Corporate and Other.

There were no loans outstanding as at October 31, 2012 and 2011 and November 1, 2010 to the joint ventures. Undrawn credit commitments to the joint ventures totalled $100 million as at October 31, 2012 and 2011 and November 1, 2010. CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnity to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details on securities lending transactions.

The following table provides the summarized aggregate financial information related to CIBC’s proportionate interest in the equity-accounted joint ventures:

$ millions, as at or for the year ended October 31	2012	2011
Assets	$3,485	$2,903
Liabilities	3,227	2,642
Revenue	165	211
Net income	53	84

Associates

As at October 31, 2012, the total carrying value of our investments was $1,368 million (October 31, 2011: $1,128 million; November 1, 2010: $298 million). These comprised investments in: listed associates with a carrying value of $336 million (October 31, 2011: $135 million; November 1, 2010: $133 million) and a fair value of $310 million (October 31, 2011: $131 million; November 1, 2010: $148 million); and unlisted associates with a carrying value of $1,032 million (October 31, 2011: $993 million; November 1, 2010: $165 million) and a fair value of $1,082 million (October 31, 2011: $1,040 million; November 1, 2010: $176 million). Of our total investment in associates, $890 million (October 31, 2011: $851 million; November 1, 2010: nil) was included in Wealth Management, $318 million (October 31, 2011: $139 million; November 1, 2010: $167 million) in Wholesale Banking, and $160 million (October 31, 2011: $138 million; November 1, 2010: $131 million) in Corporate and Other.

CIBC 2012 ANNUAL REPORT	153

Consolidated financial statements

As at October 31, 2012, loans to associates totalled $352 million (October 31, 2011: $561 million; November 1, 2010: $159 million) and unutilized credit commitments totalled $28 million (October 31, 2011: $248 million; November 1, 2010: $332 million). We also had commitments to invest up to $4 million (October 31, 2011: $196 million; November 1, 2010: $8 million) in our associates.

There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2012 and 2011, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the significant equity-accounted associates:

$ millions, as at or for the year ended October 31	2012	2011
Assets	$2,892	$2,301
Liabilities	2,250	1,842
Revenue	693	137
Net income	107	27

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2012

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC	(2)
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.
CIBC World Markets Holdings Inc.	New York, NY, U.S.
CIBC World Markets Corp.	New York, NY, U.S.
Canadian Imperial Holdings Inc.	New York, NY, U.S.
CIBC Inc.	New York, NY, U.S.
CIBC Capital Corporation	New York, NY, U.S.
CIBC Delaware Funding Corp.	New York, NY, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	3,822
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (90.8%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	487
CIBC World Markets (Japan) Inc.	Tokyo, Japan	51
CIBC Australia Ltd.	Sydney, New South Wales, Australia	23

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Delaware Holdings Inc., CIBC World Markets Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation and CIBC Delaware Funding Corp., which were incorporated or organized under the laws of the State of Delaware, U.S.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.

(3)	The book value of shares owned by CIBC is less than $1 million.

In addition, we consolidate certain SPEs where we have control. See Note 6 for additional details.

154	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 28	Segmented and geographic information

CIBC has three SBUs: Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and over 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through nearly 1,500 advisors across Canada.

Wholesale Banking provides a wide range of credit, capital markets, investment banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Corporate and Other includes the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the Other line of business within relevant SBUs. Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital remain in Corporate and Other. We review our transfer pricing and treasury allocation methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2012

Revenue, taxable equivalent basis

SBUs evaluate revenue on a taxable equivalent basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other. Prior year information has been reclassified accordingly.

FirstLine mortgages

Effective July 31, 2012, CIBC stopped accepting new mortgage applications through the FirstLine mortgages brand. Accordingly, the revenue of the exited FirstLine broker channel has been retroactively reclassified from Personal banking to Other within Retail and Business Banking.

2011

On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Accordingly, wealth management and international banking operations (CIBC FirstCaribbean) were reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets which includes the remaining businesses was renamed Retail and Business Banking.

In the third quarter, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities.

CIBC 2012 ANNUAL REPORT	155

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada(1)	U.S.(1)	Caribbean(1)	Other countries(1)
2012	Net interest income (2)	$5,791	$187	$1,318	$198	$7,494	$6,742	$202	$474	$76
	Non-interest income	2,069	1,783	740	463	5,055	4,122	255	506	172
	Intersegment revenue (3)	294	(296)	2	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,154	1,674	2,060	661	12,549	10,864	457	980	248
	Provision for (reversal of) credit losses	1,080	–	142	69	1,291	997	177	118	(1)
	Amortization (4)	89	8	3	257	357	287	23	40	7
	Other non-interest expenses	3,970	1,224	1,112	552	6,858	6,139	231	338	150
	Income before income taxes	3,015	442	803	(217)	4,043	3,441	26	484	92
	Income taxes (2)	729	103	190	(318)	704	664	(24)	39	25
	Net income	$2,286	$339	$613	$101	$3,339	$2,777	$50	$445	$67
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$8	$8	$–	$–	$8	$–
	Equity shareholders	$2,286	$339	$613	$93	$3,331	$2,777	$50	$437	$67
	Average assets (5)	$253,244	$4,035	$117,914	$22,189	$397,382	$356,515	$14,139	$20,328	$6,400
2011	Net interest income (2)	$5,625	$179	$898	$360	$7,062	$6,348	$200	$438	$76
	Non-interest income	2,137	1,740	1,160	336	5,373	4,147	458	574	194
	Intersegment revenue (3)	283	(283)	–	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,045	1,636	2,058	696	12,435	10,495	658	1,012	270
	Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144	1,013	19	93	19
	Amortization (4)	83	7	3	463	556	281	22	245	8
	Other non-interest expenses	3,951	1,234	1,215	530	6,930	6,161	274	347	148
	Income before income taxes	2,915	391	793	(294)	3,805	3,040	343	327	95
	Income taxes (2)	731	112	250	(166)	927	720	138	44	25
	Net income (loss)	$2,184	$279	$543	$(128)	$2,878	$2,320	$205	$283	$70
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$1	$10	$11	$–	$1	$10	$–
	Equity shareholders	$2,184	$279	$542	$(138)	$2,867	$2,320	$204	$273	$70
	Average assets (5)	$256,362	$3,352	$110,612	$24,201	$394,527	$339,245	$22,756	$19,332	$13,194

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.

(2)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $281 million (2011: $189 million) with an equivalent offset in Corporate and Other.

(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(4)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2011 includes impairment loss on goodwill.

(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2012	2011
Retail and Business Banking
Personal banking	$6,309	$6,270
Business banking	1,501	1,411
Other	344	364
	$8,154	$8,045
Wealth Management
Retail brokerage	$1,014	$1,082
Asset management	560	456
Private wealth management	100	98
	$1,674	$1,636
Wholesale Banking (1)
Capital markets	$1,195	$1,099
Corporate and investment banking	801	948
Other	64	11
	$2,060	$2,058
Corporate and Other (1)
International banking	$582	$566
Other	79	130
	$661	$696

(1)	Wholesale Banking revenue includes a TEB adjustment of $281 million (2011: $189 million) with an equivalent offset in Corporate and Other.

156	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk
Credit risk – gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk – trading portfolios – Value-at-Risk (VaR); non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk – liquid assets, maturity of financial assets and liabilities, and credit and liquidity commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines in the “Credit risk” section of MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the drawn exposure to credit risk under advanced internal ratings-based (AIRB) and standardized approaches, displayed in both accounting categories and Basel II portfolios.

$ millions as at
	Accounting categories	Basel II portfolios
		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail
Oct. 31 2012	Non-interest-bearing deposits with banks	$17	$631	$869	$–	$–	$–
	Interest-bearing deposits with banks	–	–	2,068	–	–	–
	Securities
	Trading	15	515	–	–	–	–
	AFS	2,148	16,281	3,865	–	–	–
	FVO	–	134	–	–	–	–
	Loans and acceptances
	Residential mortgages	625	1,629	–	146,696	–	–
	Personal	206	–	–	20,969	7,588	6,509
	Credit card	–	–	–	–	13,725	1,549
	Business and government	44,000	3,148	632	–	–	1,855
	Other assets	273	1,198	4,277	–	–	37
	Total credit exposure	$47,284	$23,536	$11,711	$167,665	$21,313	$9,950
Oct. 31 2011	Non-interest-bearing deposits with banks	$3	$–	$418	$–	$–	$–
	Interest-bearing deposits with banks	–	559	2,596	–	–	–
	Securities
	Trading	65	143	–	–	–	–
	AFS	2,885	17,183	5,490	–	–	–
	FVO	158	108	–	–	–	–
	Loans and acceptances
	Residential mortgages	582	1,514	–	146,199	–	–
	Personal	214	–	–	20,640	7,242	6,756
	Credit card	–	–	–	–	14,052	1,751
	Business and government	38,834	3,137	693	–	–	1,984
	Other assets	270	456	4,609	88	44	13
	Total credit exposure	$43,011	$23,100	$13,806	$166,927	$21,338	$10,504
Nov. 1 2010	Non-interest-bearing deposits with banks	$–	$231	$632	$–	$–	$–
	Interest-bearing deposits with banks	10	2,688	5,876	–	–	–
	Securities
	Trading	2	1,762	–	–	–	–
	AFS	1,120	17,691	3,692	–	–	–
	FVO	105	367	133	–	–	–
	Loans and acceptances
	Residential mortgages	827	1,382	–	139,106	–	–
	Personal	210	–	6	20,292	6,757	7,036
	Credit card	–	–	–	–	13,948	1,969
	Business and government	33,450	2,206	807	–	–	1,961
	Other assets	220	567	5,233	133	38	26
	Total credit exposure	$35,944	$26,894	$16,379	$159,531	$20,743	$10,992

CIBC 2012 ANNUAL REPORT	157

Consolidated financial statements

Note 30	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts shown are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2012	Interest income
	Loans	$10,016	$4	$–	$–	$10,020
	Securities	–	1,271	409	10	1,690
	Securities borrowed or purchased under resale agreements	323	–	–	–	323
	Deposits with banks	42	–	–	–	42
		$10,381	$1,275	$409	$10	$12,075
	Interest expense
	Deposits	$3,618	$–	$–	$12	$3,630
	Securities sold short	–	333	–	–	333
	Securities lent or sold under repurchase agreements	156	–	–	–	156
	Subordinated indebtedness	208	–	–	–	208
	Capital Trust securities	144	–	–	–	144
	Other	110	–	–	–	110
		$4,236	$333	$–	$12	$4,581
2011(1)	Interest income
	Loans	$10,182	$2	$–	$–	$10,184
	Securities	–	981	421	19	1,421
	Securities borrowed or purchased under resale agreements	365	–	–	–	365
	Deposits with banks	63	–	–	–	63
		$10,610	$983	$421	$19	$12,033
	Interest expense
	Deposits	$3,828	$–	$–	$15	$3,843
	Securities sold short	–	388	–	–	388
	Securities lent or sold under repurchase agreements	264	–	–	–	264
	Subordinated indebtedness	215	–	–	–	215
	Capital Trust securities	142	–	–	–	142
	Other	119	–	–	–	119
		$4,568	$388	$–	$15	$4,971

(1)	Certain information has been reclassified to conform to the presentation in the current year.

Note 31	Transition to International Financial Reporting Standards

Canadian publicly accountable enterprises are required to adopt IFRS for annual periods beginning on or after January 1, 2011. Our audited consolidated financial statements for the year ended October 31, 2012 are the first annual financial statements that comply with IFRS, including the application of IFRS 1.

IFRS 1 requires that comparative financial information be provided. As a result, the first day at which we applied IFRS was as at November 1, 2010 (the Transition Date), and our consolidated opening IFRS balance sheet was prepared as at this date.

We have retrospectively applied our IFRS accounting policies in the preparation of our opening IFRS consolidated balance sheet as at November 1, 2010 and in the restatement of the 2011 comparative information, except where the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of IFRS have been applied, as described in Section A of this Note.

Prior to the adoption of IFRS, our consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). IFRS 1 requires us to explain how the transition from Canadian GAAP to IFRS affects our consolidated balance sheet, and consolidated statements of income, comprehensive income and cash flows and requires a reconciliation of our equity and total comprehensive income previously reported under Canadian GAAP to IFRS. This Note includes the reconciliations from Canadian GAAP to IFRS for the consolidated balance sheet and total equity as at November 1, 2010 and October 31, 2011, and for the consolidated statements of income and comprehensive income for the year ended October 31, 2011. These reconciliations are based on the IFRS accounting policies, optional exemptions and mandatory exceptions that we have applied in our first annual IFRS consolidated financial statements.

The following sections are presented in this Note:

•	IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts
•	IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts
•	Section A – Exemptions and exceptions from retrospective application of IFRS
•	Section B – Differences in accounting policies
•	Section C – Other presentation reclassifications
•	Section D – Reconciliation of equity from Canadian GAAP to IFRS
•	Section E – Impact of IFRS on financial results of reporting segments
•	Section F – IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts for the three months ended October 31, 2011

158	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts

(i) Opening consolidated balance sheet as at November 1, 2010

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$(373)	$1,817	C.2
Interest-bearing deposits with banks	9,862	(857)	9,005	B.3, B.6
Securities
Trading	28,557	517	29,074	A.8, B.2, B.3
Available-for-sale	26,621	(2,252)	24,369	A.5, A.8, B.2-B.4, B.6
Designated at fair value	22,430	(21,555)	875	A.5, A.8, B.2, B.4
	77,608	(23,290)	54,318
Cash collateral on securities borrowed	2,401	–	2,401
Securities purchased under resale agreements	34,941	(219)	34,722	B.6
Loans
Residential mortgages	93,568	49,716	143,284	A.8, B.2, B.3
Personal	34,335	–	34,335
Credit card	12,127	3,787	15,914	B.3, B.9
Business and government	38,582	(636)	37,946	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,720)	(166)	(1,886)	A.8, B.3
	176,892	52,701	229,593
Other
Derivative instruments	24,682	18	24,700	A.8, B.2, B.3
Customers’ liability under acceptances	7,684	(51)	7,633	B.3
Land, buildings and equipment	1,660	(92)	1,568	B.6, B.7
Goodwill	1,913	(6)	1,907	B.6
Software and other intangible assets	609	(30)	579	B.6
Investments in equity-accounted associates and joint ventures	298	197	495	B.6
Other assets	11,300	(730)	10,570	Various
	48,146	(694)	47,452
	$352,040	$27,268	$379,308
LIABILITIES AND EQUITY
Deposits
Personal	$113,294	$–	$113,294
Business and government	127,759	(11,918)	115,841	A.8, B.2, B.3, B.6, C.3
Bank	5,618	–	5,618
Secured borrowings	–	43,518	43,518	A.8, B.2, B.3, C.3
	246,671	31,600	278,271
Obligations related to securities sold short	9,673	–	9,673
Cash collateral on securities lent	4,306	–	4,306
Capital Trust securities	–	1,600	1,600	B.3
Obligations related to securities sold under repurchase agreements	23,914	(3,263)	20,651	A.8, B.2
Other
Derivative instruments	26,489	(1,126)	25,363	A.8, B.2, B.3
Acceptances	7,684	(51)	7,633	B.3
Other liabilities	12,572	(333)	12,239	Various
	46,745	(1,510)	45,235
Subordinated indebtedness	4,773	–	4,773
Non-controlling interests	168	(168)	–	C.1
Equity (1)
Preferred shares	3,156	–	3,156
Common shares	6,804	–	6,804
Contributed surplus	96	2	98
Retained earnings	6,095	(1,938)	4,157
Accumulated other comprehensive income (loss)	(361)	777	416
Total shareholders’ equity	15,790	(1,159)	14,631
Non-controlling interests	–	168	168	C.1
Total equity	15,790	(991)	14,799
	$352,040	$27,268	$379,308

(1)	See Section D - Reconciliation of equity from Canadian GAAP to IFRS as at November 1, 2010.

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Consolidated financial statements

(ii) Consolidated balance sheet as at October 31, 2011

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$(374)	$1,481	C.2
Interest-bearing deposits with banks	4,442	(781)	3,661	B.3, B.6
Securities
Trading	32,797	(84)	32,713	B.3
Available-for-sale	29,212	(2,094)	27,118	A.5, A.8, B.2-B.4, B.6
Designated at fair value	20,064	(19,600)	464	A.5, A.8, B.2, B.4
	82,073	(21,778)	60,295
Cash collateral on securities borrowed	1,838	–	1,838
Securities purchased under resale agreements	26,002	(361)	25,641	B.6
Loans
Residential mortgages	99,603	50,906	150,509	A.8, B.2, B.3
Personal	34,842	–	34,842
Credit card	10,408	5,336	15,744	B.3, B.9
Business and government	41,812	(2,149)	39,663	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,647)	(156)	(1,803)	A.8, B.3
	185,018	53,937	238,955
Other
Derivative instruments	28,259	11	28,270	A.8, B.2, B.3
Customers’ liability under acceptances	9,361	93	9,454	B.3, B.6
Land, buildings and equipment	1,676	(96)	1,580	B.6, B.7
Goodwill	1,894	(217)	1,677	B.6
Software and other intangible assets	654	(21)	633	B.6
Investments in equity-accounted associates and joint ventures	1,128	266	1,394	B.6
Other assets	9,499	(620)	8,879	Various
	52,471	(584)	51,887
	$353,699	$30,059	$383,758
LIABILITIES AND EQUITY
Deposits
Personal	$116,592	$–	$116,592
Business and government	134,636	(17,493)	117,143	A.8, B.2, B.3, B.6, C.3
Bank	4,181	(4)	4,177	B.2
Secured borrowings	–	51,308	51,308	A.8, B.2, B.3, C.3
	255,409	33,811	289,220
Obligations related to securities sold short	10,316	–	10,316
Cash collateral on securities lent	2,850	–	2,850
Capital Trust securities	–	1,594	1,594	B.3
Obligations related to securities sold under repurchase agreements	11,456	(2,892)	8,564	A.8, B.2
Other
Derivative instruments	29,807	(1,015)	28,792	A.8, B.2, B.3
Acceptances	9,396	93	9,489	B.3, B.6
Other liabilities	11,823	(119)	11,704	Various
	51,026	(1,041)	49,985
Subordinated indebtedness	5,138	–	5,138
Non-controlling interests	164	(164)	–	C.1
Equity(1)
Preferred shares	2,756	–	2,756
Common shares	7,376	–	7,376
Contributed surplus	90	3	93
Retained earnings	7,605	(2,148)	5,457
Accumulated other comprehensive income (loss)	(487)	732	245
Total shareholders’ equity	17,340	(1,413)	15,927
Non-controlling interests	–	164	164	C.1
Total equity	17,340	(1,249)	16,091
	$353,699	$30,059	$383,758

(1)	See Section D - Reconciliation of equity from Canadian GAAP to IFRS as at October 31, 2011.

160	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

(iii) For the year ended October 31, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS	Note
Interest income
Loans		$7,708	$2,476	$10,184	B.2-B.4, B.6, B.8, B.10
Securities		1,963	(542)	1,421	B.2-B.4
Securities borrowed or purchased under resale agreements		365	–	365
Deposits with banks		63	–	63
		10,099	1,934	12,033
Interest expense
Deposits		2,645	1,198	3,843	B.2, B.3
Securities sold short		388	–	388
Securities lent or sold under repurchase agreements		297	(33)	264	B.2
Subordinated indebtedness		215	–	215
Capital Trust securities		142	–	142
Other		62	57	119	B.2, B.3, B.7
		3,749	1,222	4,971
Net interest income		6,350	712	7,062
Non-interest income
Underwriting and advisory fees		514	–	514
Deposit and payment fees		756	–	756
Credit fees		381	(2)	379	B.3
Card fees		99	510	609	B.3, B.9
Investment management and custodial fees		486	(75)	411	B.6
Mutual fund fees		849	–	849
Insurance fees, net of claims		320	–	320
Commissions on securities transactions		496	–	496
Trading income (loss)		2	42	44	B.2-B.4
AFS securities gains (losses), net		407	(10)	397	B.4
FVO gains (losses), net		(210)	203	(7)	B.2-B.4
Income from securitized assets		1,063	(1,063)	–	B.2, B.3
Foreign exchange other than trading		237	(33)	204	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		27	84	111	B.6
Other		472	(182)	290	B.2, B.3, B.6
		5,899	(526)	5,373
Total revenue		12,249	186	12,435
Provision for credit losses		841	303	1,144	B.3, B.4, B.10
Non-interest expenses
Employee compensation and benefits		4,163	(111)	4,052	B.1, B.5, B.6
Occupancy costs		664	3	667	B.6, B.7
Computer, software and office equipment		994	(5)	989	B.6
Communications		297	(1)	296	B.6
Advertising and business development		214	(1)	213	B.6
Professional fees		179	(1)	178	B.6
Business and capital taxes		38	–	38
Other		801	252	1,053	B.3, B.6, B.9, B.11, B.12
		7,350	136	7,486
Income before income taxes		4,058	(253)	3,805
Income taxes		969	(42)	927
Net income		$3,089	$(211)	$2,878
Net income attributable to non-controlling interests		$10	$1	$11
Preferred shareholders		$177	$–	$177
Common shareholders		2,902	(212)	2,690
Net income attributable to equity shareholders		$3,079	$(212)	$2,867
Earnings per share (in dollars)	– Basic	$7.32		$6.79
	– Diluted	7.31		6.71
Dividends per common share (in dollars)		3.51		3.51

CIBC 2012 ANNUAL REPORT	161

Consolidated financial statements

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Net income	$3,089	$(211)	$2,878
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(92)	(9)	(101)	A.3
Net (gains) losses on investments in foreign operations reclassified to net income	41	(41)	–	A.3
Net gains (losses) on hedges of investments in foreign operations	13	–	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(37)	37	–	A.3
	(75)	(13)	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	110	72	182	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(140)	(101)	(241)	B.4
	(30)	(29)	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(37)	(3)	(40)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	16	–	16
	(21)	(3)	(24)
Total OCI	(126)	(45)	(171)
Comprehensive income	$2,963	$(256)	$2,707
Comprehensive income attributable to non-controlling interests	$10	$1	$11
Preferred shareholders	$177	$–	$177
Common shareholders	2,776	(257)	2,519
Comprehensive income attributable to equity shareholders	$2,953	$(257)	$2,696

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(1)	$–	$(1)	A.3
Net gains (losses) on hedges of investments in foreign operations	(2)	–	(2)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	21	(21)	–	A.3
	18	(21)	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(29)	(53)	(82)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	30	82	112	B.4
	1	29	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	1	14	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	–	(4)
	9	1	10
	$28	$9	$37

162	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

A. Exemptions and exceptions from retrospective application of IFRS

Set forth below are the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of our IFRS accounting policies that have been applied in the preparation of the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information.

IFRS optional exemptions

1.	Actuarial gains and losses for post-employment defined benefit plans – Retrospective application of the ‘corridor approach’ under IAS 19 “Employee Benefits” would require us to restate the accounting for our post-employment defined benefit plans, including unamortized actuarial gains and losses, from the inception or acquisition of the plans until the Transition Date as if IAS 19 had always been applied. However, IFRS 1 permits entities to instead recognize all unamortized actuarial gains and losses as at the Transition Date in opening retained earnings, except those related to subsidiaries that have applied IFRS in their own financial statements prior to their parent. We elected to apply this “fresh-start” election, which resulted in the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 into retained earnings. This amount excludes the unamortized actuarial losses related to CIBC FirstCaribbean which adopted IFRS prior to CIBC. This transition adjustment, together with the other employee benefits IFRS adjustments (see Section B.1), resulted in a decrease in after-tax retained earnings of $1,080 million as at the Transition Date.

2.	Business combinations – IFRS 3 “Business Combinations” requires a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration. IFRS 3 also requires the use of the closing date, rather than the announcement date, to measure share consideration. In addition, transaction costs and certain restructuring costs that were included in the purchase price and in the allocation of the purchase price, respectively, under Canadian GAAP, are required to be expensed under IFRS. If IFRS 3 was applied retrospectively, these differences would impact prior purchase price allocations and the amount of goodwill and intangible assets recognized on the consolidated balance sheet. However, IFRS 1 provides the option to: (i) apply IFRS 3 prospectively from the Transition Date, or (ii) apply IFRS 3 prospectively from a date earlier than the Transition Date, provided that IFRS 3 is applied consistently to all business combinations occurring between that date and the Transition Date. We elected to apply IFRS 3 prospectively from the Transition Date, and therefore business combinations that occurred prior to the Transition Date have not been restated under IFRS. Accordingly, any goodwill arising on such business combinations has not been adjusted from the carrying amount previously determined under Canadian GAAP. Notwithstanding this exemption, we were required at the Transition Date to evaluate whether the assets acquired and liabilities assumed in pre-Transition Date business combinations met the recognition criteria in the relevant IFRS, and whether there were any assets acquired or liabilities assumed in these business combinations that were not recognized under Canadian GAAP but for which recognition was required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the Transition Date. We applied these requirements, which resulted in no change to the Transition Date carrying amount of goodwill recognized in respect of business combinations that occurred prior to the Transition Date. In addition, under the ‘business combinations’ exemption, we tested the carrying amount of goodwill and indefinite-lived intangible assets for impairment as at the Transition Date and determined that there was no impairment at that date; however, an impairment loss was recognized in the year ended October 31, 2011 (see Section B.11 for further details).

3.	Cumulative foreign currency translation differences – Retrospective application of IAS 21 “The Effects of Changes in Foreign Exchange Rates” would require us to determine cumulative foreign currency translation gains and losses on an IFRS-compliant basis from the date that a subsidiary or equity-accounted investee was formed or acquired. However, IFRS 1 permits entities to elect to recognize the cumulative foreign currency translation adjustments account included in AOCI for foreign operations with a different functional currency from that of the parent, including accumulated gains or losses on hedges of net investments in such foreign operations, in retained earnings as at the Transition Date. We elected to apply this “fresh-start” election, which resulted in an after-tax decrease in retained earnings of $575 million as at the Transition Date, with an offsetting increase in AOCI.

4.	Borrowing costs – IAS 23 “Borrowing Costs” requires the capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. We define “substantial period of time” as greater than one year. However, IFRS 1 provides the option to apply IAS 23 prospectively from the Transition Date, rather than apply it retrospectively.
We elected to apply IAS 23 prospectively and therefore capitalize borrowing costs relating to qualifying assets for which the commencement date of the project is on or after the Transition Date.

5.	Classification of previously recognized financial instruments – Under certain circumstances, IFRS 1 permits an entity to designate as at the Transition Date a previously recognized financial asset or financial liability as FVO, or a previously recognized financial asset as AFS.
We elected to designate previously recognized loans and receivables with a Canadian GAAP carrying amount of $350 million as FVO upon transition to IFRS, which resulted in an after-tax decrease in retained earnings of $58 million as at the Transition Date. See Section B.4 for further details.

IFRS mandatory exceptions

IFRS 1 prohibits the retrospective application of some requirements of IFRS. Set forth below are the applicable mandatory exceptions under IFRS 1 that have been applied in the preparation of the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information.

6.	Hedge accounting – In the opening IFRS consolidated balance sheet and in the restated 2011 comparative period, only those hedging relationships that satisfy the hedge accounting criteria in IAS 39 “Financial Instruments: Recognition and Measurement” are reflected. Hedging relationships have not been designated retrospectively and hedge documentation has not been created retrospectively. Since the hedge accounting relationships that were effective under Canadian GAAP also were effective under IAS 39 as at the Transition Date and in the restated 2011 comparative period, they are reflected as effective hedges in the opening IFRS consolidated balance sheet and in the restated 2011 comparative period. The opening IFRS consolidated balance sheet and restated 2011 comparative period also reflect cash flow hedges relating to hedges of share-based payments that are recognized over the performance and vesting period under IFRS but which were expensed in the performance period prior to the grant date under Canadian GAAP (see Section B.5). The 2011 comparative period also reflect fair value hedges designated with respect to certain securitized mortgages and related funding liabilities that are only recognized on the consolidated balance sheet under IFRS (see Section B.2).

7.	Estimates – Our estimates in accordance with IFRS as at the Transition Date and in the restated 2011 comparative period are consistent with estimates made at those dates in accordance with Canadian GAAP, with adjustments made only to reflect any differences in accounting policies. Additional estimates made under IFRS, that were not required under Canadian GAAP, were based on the information and conditions that existed as at those dates. Hindsight was not used to create or revise estimates.

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Consolidated financial statements

8.	Application of the derecognition requirements in IAS 39 – This mandatory exception permits transfers of financial assets that occurred before the Transition Date to be exempted from the derecognition requirements of IAS 39; however, it also provides an entity with the ability to apply the requirements retrospectively to a date of the entity’s choosing. However, OSFI requires that all regulated financial institutions apply the derecognition requirements retrospectively to transfers that occurred on or after January 1, 2004, with all transfers that occurred before that date being ‘grandfathered’.

B. Differences in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the IFRS accounting policies applied in preparing the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information, and the impact thereof.

1. Employee benefits

Actuarial gains and losses for post-employment defined benefit plans

Canadian GAAP – Net actuarial gains and losses for post-employment defined benefit plans were recognized based on a corridor approach. The corridor was 10% of the greater of the accrued benefit obligation and the market-related value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceeded the corridor were amortized on a straight-line basis over the expected average remaining service life of covered employees. The market-related value of plan assets was determined using a methodology where the difference between the actual and expected market value of plan assets was recognized over three years.

IFRS – An entity has an accounting policy choice to recognize actuarial gains and losses for post-employment defined benefit plans based on the corridor approach, similar to Canadian GAAP, or either in net income or in OCI in the period in which they arise. We have elected to recognize net actuarial gains and losses for such plans that arise after the Transition Date based on the corridor approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. The net unrecognized actuarial gains and losses that exceed the corridor are amortized on a straight-line basis over the expected average remaining service life of employees participating in the plan. Net unrecognized actuarial losses that existed at the Transition Date were recognized through opening retained earnings for all of our defined benefit plans, except for the portion related to CIBC FirstCaribbean which had previously adopted IFRS (see Section A.1). As a result of the “fresh-start” election, the actuarial gains and losses that were recognized in net income in the 2011 comparative period under Canadian GAAP were reversed, except for the amortization of actuarial gains and losses related to CIBC FirstCaribbean.

Actuarial gains and losses for other long-term employee benefits

Canadian GAAP – Long-term disability plans and associated benefits were classified as post-employment defined benefit plans, and net actuarial gains and losses that exceeded 10% of the greater of the accrued benefit obligation and the market-related value of the plan assets were recognized on a straight-line basis over the expected average remaining service life of covered employees.

IFRS – Long-term disability plans and associated benefits are classified as other long-term employee benefits and net actuarial gains and losses for these benefits are recognized in net income in the period in which they arise. Actuarial gains and losses that arose in fiscal 2011 therefore were recognized in net income under IFRS, as compared to deferral and amortization using the corridor approach under Canadian GAAP.

Fair value of and expected return on plan assets

Canadian GAAP – The expected return on plan assets, which was recognized in net income, was based on our best estimate of the long-term expected rate of return on plan assets and the market-related value of plan assets at the beginning of the annual reporting period.

IFRS – The expected return on plan assets, which is recognized in net income, is based on our best estimate of the expected long-term rate of return on plan assets and the fair value of plan assets at the beginning of the annual reporting period.

Asset ceiling

Canadian GAAP – When plan assets exceeded the accrued benefit obligation of a funded defined benefit plan giving rise to a plan surplus, a valuation allowance was recognized for any excess of the surplus over the expected future economic benefit arising from the asset. The accrued benefit asset was presented net of the valuation allowance.

IFRS – Similar to Canadian GAAP, IAS 19 limits the recognition of a surplus to the expected future economic benefit arising from the asset (the ‘asset ceiling’). However, the IAS 19 methodology for calculating the expected future economic benefit differs from that under Canadian GAAP.

As a result of the more specific guidance in IAS 19, a lower valuation allowance was recognized for two pension plans as at the Transition Date, with a corresponding increase in retained earnings.

Past service costs (gains)

Canadian GAAP – Past service costs (gains) from plan amendments were amortized on a straight-line basis over the expected average remaining service period over which the employee became fully eligible for benefits.

IFRS – Past service costs (gains) from plan amendments are recognized in net income on a straight-line basis over the vesting period of the associated benefits, or, if the amended benefits vest immediately, the expense (gain) is recognized immediately in net income.

For unrecognized past service costs (gains) as at the Transition Date that related to vested benefits, an adjustment was recorded to recognize this amount with a corresponding adjustment in retained earnings.

164	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

For unrecognized past service costs (gains) as at the Transition Date that related to unvested benefits, an adjustment was recorded to decrease the unrecognized amount to the amount that would have existed as at the Transition Date had the IFRS policy always been applied. As a result of the adjustments at the Transition Date to unrecognized past service costs (gains), lower amortization of past service costs (gains) was recognized under IFRS in the 2011 comparative period, resulting in a decrease in net income.

Attribution of cost for other post-employment benefits

Canadian GAAP – The attribution period for post-employment medical and dental benefits that vest upon age and consecutive years of service was the employee’s service life from the date of hire up to the date of full eligibility.

IFRS – The attribution period for such post-employment medical and dental benefits that do not necessarily accrue with service (i.e., that vest upon age and consecutive years of service) is from the date that service first leads to benefits under the plan up to the date of full eligibility. When the date that service first leads to benefits under the plan is later than the date of hire, this results in recognition of the obligation at a later date under IFRS and recognition of the obligation and expense over a shorter period than under Canadian GAAP. The difference in attribution of other post-employment benefits resulted in a decrease in the defined benefit obligation as at the Transition Date, with a corresponding increase in retained earnings.

As a result of the differences noted above and our “fresh-start” election discussed in Section A.1, the net impact was an increase in our net defined benefit liability and an after-tax decrease in retained earnings of $1,080 million as at the Transition Date ($1,006 million as at October 31, 2011). The increase in our net defined benefit liability as at the Transition Date was comprised of a decrease in Other assets of $936 million and an increase in Other liabilities of $144 million ($873 million decrease and $133 million increase as at October 31, 2011).

Compensation and benefits expense, within non-interest expenses, decreased by $104 million for the year ended October 31, 2011 ($74 million after-tax).

2. Securitized residential mortgages

Canadian GAAP – Securitizations, including transfers of financial assets to qualified special purpose entities (QSPEs), were accounted for as sales when we surrendered control of the transferred financial assets and received consideration other than beneficial interests in the transferred financial assets. The amount of the gain or loss recognized depended on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. Government-guaranteed mortgage securitizations in which we retained all of the beneficial interests of the securitization were reclassified from Residential mortgage loans to MBS accounted for as FVO securities.

IFRS – Under IAS 39, the determination of whether a financial asset can be derecognized under a sale transaction is based on both the transfer of risks and rewards and control rather than just on whether the transferor has surrendered control. As a result, securitization transactions are more likely to be accounted for as secured borrowings than as sales. Additionally, a transferor is not permitted to reclassify financial instruments under government-guaranteed mortgage securitizations from loans to securities.

As discussed in Section A.8, we have applied the derecognition requirements of IAS 39 retrospectively to transfers that occurred on or after January 1, 2004. As at the Transition Date, this change in accounting for sold MBS and for MBS inventory resulted in an increase to consolidated assets, mainly to recognize residential mortgages, net of the elimination of the retained interest, and an increase to consolidated liabilities to recognize the associated funding liabilities in Deposits – Secured borrowings in respect of MBS sold. In addition, under IFRS, the creation of MBS is not an accounting event and therefore MBS held in inventory that were previously designated at FVO under Canadian GAAP are recognized as Residential mortgage loans and are measured at amortized cost under IFRS.

The increase (decrease) on the consolidated balance sheet as a result of the accounting for securitized residential mortgages was as follows:

$ millions, as at	2011 Oct. 31	2010 Nov. 1
Securities	$(20,684)	$(21,492)
Loans	50,249	48,854
Derivative instruments	(17)	(15)
Other assets	7	8
Total assets	$29,555	$27,355
Deposits	$33,664	$31,669
Obligation related to securities sold under repurchase agreements	(2,892)	(3,263)
Derivative instruments	(983)	(796)
Other liabilities	(42)	(90)
	29,747	27,520
Retained earnings	(164)	(131)
Accumulated other comprehensive income	(28)	(34)
Total liabilities and shareholders’ equity	$29,555	$27,355

As a result of the on-balance sheet accounting for residential mortgage pools underlying transferred MBS, we recognize interest income from residential mortgages and interest expense relating to the funding liabilities (secured borrowings), with a resulting net increase in net interest income. In addition, interest on the residential mortgages underlying the MBS inventory is classified in mortgage interest revenue instead of security interest revenue. The recognition of net interest income on the residential mortgages and funding liabilities are net of the amortization of the related origination costs and other amortized cost adjustments in accordance with the effective interest rate method.

Furthermore, the accounting for the following items previously recognized under Canadian GAAP is eliminated:

•	Securitization income within non-interest income that arose from: (i) the gain on sale from new transfers; and (ii) interest accretion and service revenue.
•	MTM of seller swaps relating to sold MBS and the MTM of the MBS inventory recognized in FVO income within non-interest income.

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Consolidated financial statements

The increase (decrease) in the consolidated statement of income as a result of the accounting for securitized residential mortgages was as follows:

$ millions, for the year ended October 31	2011
Interest income	$1,242
Interest expense	1,102
Net interest income	140
Non-interest income	(185)
Total revenue	(45)
Non-interest expenses	–
Net loss before income taxes	(45)
Income taxes	(12)
Net loss	$(33)

3. Consolidation

Canadian GAAP – We determined whether we should consolidate an entity using one of two different frameworks: the voting interest model or, when the entity was a variable interest entity (VIE), the VIE model. If an entity was not a VIE, the analysis of consolidation was based on whether we had control over the entity, being the continuing power to govern the financial and operating policies of the entity so as to obtain benefits from its activities and be exposed to related risks. Control was presumed to exist when we owned, directly or indirectly through subsidiaries, greater than 50% of the voting interests.

Under the VIE model, consolidation was based on an analysis of whether we were the primary beneficiary. The primary beneficiary was the enterprise that absorbed a majority of the VIE’s expected losses or received a majority of the VIE’s expected residual returns, or both. QSPEs were excluded from the scope of the VIE model and were exempted from consolidation under the voting interest model.

IFRS – Under IFRS, the requirements for consolidation are based on control under the voting interest model as set out in IAS 27 “Consolidated and Separate Financial Statements”. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of an entity’s voting interests, but also exists when we own 50% or less of the voting interests but have legal or contractual rights that give rise to control, or de facto control.

IFRS does not have the concept of a VIE. However, IFRS has the concept of a SPE, which is an entity created to accomplish a narrow and well-defined objective. As many of the traditional indicators of control, as set out in IAS 27, are not present in a SPE, additional guidance is provided in SIC-12 “Consolidation – Special Purpose Entities” and the SPE is consolidated when the criteria in SIC-12 are met. Those criteria require that the SPE be consolidated when we have control in the form of decision-making powers over the SPE and have the rights to obtain the majority of the benefits of the SPE or are exposed to the majority of the residual or ownership risks related to the SPE.

Based on the SIC-12 criteria, we consolidated Capital Trust, which resulted in the derecognition of the senior deposit notes issued to Capital Trust, reported as Business and government deposits, and the recognition of the Capital Trust securities issued by Capital Trust as a liability, with no impact to retained earnings. Additionally, we deconsolidated certain other SPEs where the criteria of SIC-12 were not met.

Since IFRS does not have the concept of a QSPE, entities that are considered to be SPEs under IFRS are analyzed for consolidation under SIC-12. Under the SIC-12 criteria, entities that previously were QSPEs under Canadian GAAP are consolidated under IFRS, including Cards II and Broadway, which purchase interests in credit card receivables, and Crisp, which purchases interests in residential mortgages (collectively, the Trusts).

As at the Transition Date, the impact of the consolidation of additional entities resulted in an increase in consolidated assets of $3.8 billion ($4.1 billion as at October 31, 2011) and an increase in consolidated liabilities of $3.9 billion ($4.3 billion as at October 31, 2011), mainly associated with the commercial paper funding liabilities in Deposits – Secured borrowings, and an after-tax decrease in retained earnings of $128 million ($136 million as at October 31, 2011), and an $8 million after-tax decrease in AOCI ($7 million as at October 31, 2011).

The impact of deconsolidation of SPEs was a decrease in consolidated assets and liabilities of $819 million as at the Transition Date (nil as at October 31, 2011).

The cumulative increase (decrease) on the consolidated balance sheet as a result of the changes in consolidation accounting was as follows:

$ millions, as at	2011 Oct. 31	2010 Nov. 1
Cash and non-interest bearing deposits with banks	$1	$–
Interest-bearing deposits with banks	227	99
Securities	(265)	(1,319)
Loans	4,169	4,258
Derivative instruments	28	33
Customers’ liability under acceptances	(69)	(51)
Other assets	35	(48)
Total assets	$4,126	$2,972
Deposits	$4,437	$3,692
Derivative instruments	(32)	(330)
Acceptances	(69)	(51)
Other liabilities	(67)	(203)
	4,269	3,108
Retained earnings	(136)	(128)
Accumulated other comprehensive income	(7)	(8)
Total liabilities and shareholders’ equity	$4,126	$2,972

Under IFRS, we recognize interest income on credit card receivables and residential mortgages held in the Trusts and interest expense on the funding liabilities issued by the Trusts. We also recognize fees on the credit card accounts held in the Trusts as part of non-interest income, and we recognize the write-off of delinquent accounts as part of the provision for credit losses. This presentation differs from Canadian GAAP, under which we recognized these items in aggregate in securitization income within non-interest income. The impact on net income in 2011 is primarily due to changes in the collective

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allowance under IFRS (previously referred to as the general allowance under Canadian GAAP) on credit card receivables recognized on the consolidated balance sheet only under IFRS, which are included in the provision for credit losses.

The cumulative increase (decrease) in the consolidated statement of income from the differences in presentation was as follows:

$ millions, for the year ended October 31	2011
Interest income	$684
Interest expense	125
Net interest income	559
Non-interest income	(296)
Total revenue	263
Provision for credit losses	253
Non-interest expenses	22
Net loss before income taxes	(12)
Income taxes	(4)
Net loss	$(8)

4. Financial instruments: recognition and measurement

Measurement of private AFS equity instruments

Canadian GAAP – AFS equity instruments that do not have a quoted market price in an active market (e.g. investments in private companies) were measured at cost less accumulated impairment losses.

IFRS – Under IAS 39, AFS financial assets that do not have a quoted market price in an active market are measured at fair value, unless fair value cannot be reliably measured.

A $328 million adjustment was made to increase the carrying amount of AFS equity instruments to fair value as at the Transition Date ($257 million as at October 31, 2011), with a corresponding after-tax increase of $201 million in AOCI ($160 million as at October 31, 2011).

Foreign exchange gains and losses on AFS debt instruments

Canadian GAAP – Foreign exchange gains and losses attributable to AFS debt instruments were recognized in OCI.

IFRS – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in net income under IAS 39. This difference resulted in a transfer of the related after-tax foreign exchange gains on these assets of $5 million from AOCI to retained earnings as at the Transition Date ($5 million as at October 31, 2011).

Foreign exchange impact of nil on these assets was recognized in net income rather than in OCI for the year ended October 31, 2011.

Impairment of AFS equity instruments

Canadian GAAP – We hold AFS equity investments that are subject to impairment assessments subsequent to initial recognition. Expected future recovery was a consideration in our assessment of an “other-than-temporary” impairment in the context of whether the decline in fair value of the investment was “significant or prolonged”. In addition, when an investment was determined to be impaired and its carrying amount was written down to its fair value, it became its new cost base and measurement basis for subsequent impairment assessments.

We also hold certain investment-grade perpetual preferred shares that were classified as AFS equity instruments, for which the impairment assessment was conducted under a debt impairment model in accordance with the Securities and Exchange Commission (SEC) guidance for perpetual preferred shares that are investment-grade. We did not recognize any impairment on our perpetual preferred shares.

IFRS – IAS 39 does not permit consideration of expected future recovery for the purpose of assessing impairment for AFS equity investments in the context of determining whether a decline in fair value is significant or prolonged. In addition, IAS 39 requires that, once an AFS equity instrument is impaired, any future decline in its fair value is recognized in net income. This resulted in incremental impairment charges of $14 million in retained earnings and an after-tax increase of $10 million in AOCI as at the Transition Date ($17 million and $12 million respectively as at October 31, 2011).

Due to the incremental impairment losses recognized under IFRS as at the Transition Date, the carrying amount of certain AFS equity instruments under IFRS was lower than the carrying amount under Canadian GAAP. As a result, when certain AFS equity investments were sold in 2011, a higher gain on sale was recognized under IFRS. In addition, for certain investments for which the fair value decreased further subsequent to the Transition Date, the impairment recognized under IFRS was lower than that recognized under Canadian GAAP. Also, due to differences in impairment testing, impairment losses were recognized under IFRS for certain investments where no such impairment losses were recognized under Canadian GAAP.

The impact of the above resulted in a decrease in pre-tax income of $4 million ($3 million after-tax) for the year ended October 31, 2011.

Also, an entity has an accounting policy choice under IFRS to use either the equity or debt impairment model for assessing impairment for investment-grade perpetual preferred shares classified as AFS. Once a policy choice is made, it should be followed consistently for all such investment-grade perpetual preferred shares. We elected to follow the equity impairment model for these shares. By applying the equity impairment model retrospectively, the “significant or prolonged” threshold was breached for certain AFS investment-grade perpetual preferred shares prior to the Transition Date, which resulted in an after-tax impairment charge of $36 million under IFRS that was recognized as a decrease in retained earnings as at the Transition Date, with a corresponding increase in AOCI ($36 million as at October 31, 2011).

Reclassification of financial instruments

Canadian GAAP – Prior to the amendments to Canadian Institute of Chartered Accountants (CICA) handbook section 3855 issued in July 2009, Canadian GAAP required all loans to be measured at amortized cost and explicitly precluded loans from being measured at fair value through profit or loss unless the loans were designated as FVO. As a result, we had classified certain leveraged loans that were originated prior to 2009 as loans and receivables measured at amortized cost, even though we had the near-term intention to sell them at initial recognition.

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Consolidated financial statements

IFRS – Under IAS 39, loans that an entity has an intention to sell in the near term at initial recognition are required to be classified as held-for-trading and measured at fair value through profit or loss. In addition, IAS 39 was amended in 2008 to allow reclassification of financial assets that were classified as trading into loans and receivables if certain criteria were met or, under “rare circumstances”, into AFS.

As a result of applying IAS 39 retrospectively to certain leveraged loans and applying the reclassification provisions in IAS 39, those leveraged loans continue to be classified as loans and receivables under IFRS. However, a transitional adjustment was required in respect of the period from initial recognition to July 1, 2008 when the loans would have been classified as trading under IFRS but were classified as loans and receivables and measured at amortized cost under Canadian GAAP. This adjustment, including the accretion that would have occurred prior to the Transition Date, resulted in a reduction of $38 million to the carrying amount of these loans with an after-tax decrease in retained earnings of $27 million as at the Transition Date ($17 million and $11 million respectively as at October 31, 2011).

This adjustment also resulted in an increase in pre-tax income of $21 million ($16 million after-tax) for the year ended October 31, 2011.

Furthermore, as discussed in Section A.5, in applying the IFRS 1 requirements and optional exemptions for previously recognized financial instruments, entities are required to apply the IAS 39 criteria for financial instruments classification in preparing the opening IFRS consolidated balance sheet. As a result, we reclassified certain financial instruments as at the Transition Date as follows:

Canadian GAAP		IFRS
Classification	Carrying value as at October 31, 2010	Classification	Carrying value as at November 1, 2010	After-tax retained earnings decrease as at November 1, 2010
FVO loans at fair value	$11	Trading loans at fair value	$11	$–
FVO loans at fair value	9	Loans and receivables at amortized cost	9	–
Loans and receivables at amortized cost	350	FVO securities at fair value	270	58
AFS securities at fair value	8	Loans and receivables at amortized cost	8	–
Trading securities at fair value	1	AFS securities at fair value	1	–

The above reclassifications decreased pre-tax income by $5 million ($3 million after-tax) for the year ended October 31, 2011.

5. Share-based payments

Period of recognition of expense

Canadian GAAP – The estimated grant-date fair value of share-based awards was recognized in their entirety in the year preceding the grant date if the award was for performance during that year.

IFRS – Under IFRS 2 “Share-based Payment”, for awards for which the service commencement date precedes the grant-date (e.g. the award includes a performance year preceding the grant-date), the grant date fair value is recognized over the period from the service commencement date (i.e. the beginning of the performance year preceding the grant-date) to the earlier of the vesting date and the employee’s retirement eligible date. For such awards, the compensation expense is recognized over a longer period under IFRS. Retention awards are recognized over the vesting period, consistent with the treatment under Canadian GAAP.

Forfeitures

Canadian GAAP – Forfeitures of awards due to the failure to satisfy service or non-market vesting conditions were recognized as incurred.

IFRS – The impact of forfeitures due to the failure to satisfy service or non-market vesting conditions is estimated initially at the grant date of the award (or at the service commencement date if earlier), and the forfeiture estimate is adjusted if subsequent information indicates that actual forfeitures are likely to differ from the initial estimate. As a result, the carrying amount of the liability for cash-settled awards is lower under IFRS as it reflects an estimate of forfeitures as at the reporting date.

As a result of the differences noted above, the net impact was a pre-tax decrease of $150 million in Other liabilities, with an offsetting after-tax increase of $103 million and $2 million in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $2 million as at the Transition Date.

The net impact as at October 31, 2011 was a pre-tax decrease of $102 million in Other liabilities, an after-tax increase of $75 million and nil in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $3 million.

Share-based payment expense increased by $37 million ($28 million after-tax) for the year ended October 31, 2011.

6. Joint venture accounting

Canadian GAAP – Interests in jointly-controlled entities were proportionately consolidated. Additionally, previous versions of Canadian GAAP required the amortization of goodwill including that recognized under joint venture agreements.

IFRS – Under IAS 31 “Interests in Joint Ventures”, interests in jointly-controlled entities may be accounted for using either proportionate consolidation or the equity method of accounting. We elected to apply the equity method for our jointly-controlled investments. The transition to the equity method resulted in a decrease in consolidated assets and liabilities of $2.2 billion ($2.5 billion as at October 31, 2011). In addition, due to our transition to the equity method under IFRS, amortization of goodwill previously recognized under proportionate consolidation was reversed, resulting in an after-tax increase of $6 million in retained earnings as at the Transition Date.

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The increase (decrease) on the consolidated balance sheet as a result of the equity accounting for joint ventures was as follows:

$ millions, as at	2011 Oct. 31	2010 Nov. 1
Interest-bearing deposits with banks	$(1,008)	$(956)
Securities	(1,276)	(1,061)
Securities purchased under resale agreements	(362)	(219)
Loans	(202)	(61)
Customers’ liability under acceptances	162	–
Land, buildings and equipment	(2)	(4)
Goodwill	(5)	(6)
Software and other intangible assets	(21)	(30)
Investments in equity-accounted associates and joint ventures	266	197
Other assets	(27)	(29)
Total assets	$(2,475)	$(2,169)
Deposits	$(2,696)	$(2,161)
Acceptances	162	–
Other liabilities	53	(14)
	(2,481)	(2,175)
Retained earnings	6	6
Total liabilities and shareholders’ equity	$(2,475)	$(2,169)

Application of the equity method of accounting for joint ventures had no impact on consolidated net income. However, the increase (decrease) in the consolidated statement of income as a result of the difference in presentation was as follows:

$ millions, for the year ended October 31	2011
Interest income	$(39)
Interest expense	1
Net interest income	(40)
Income in equity-accounted associates and joint ventures	84
Other non-interest income	(167)
Total revenue	(123)
Provision for credit losses	–
Non-interest expenses	(96)
Net loss before income taxes	(27)
Income taxes	(27)
Net income	$–

7. Finance leases

Canadian GAAP – Under Canadian GAAP, we were deemed to be the owner of land and building for a certain property, as well as the holder of the associated debt. We initially recognized the land and building at cost and recognized the initial carrying amount of the debt at the same amount as the land and building. In addition, as deemed owner, we depreciated the building over a period of 40 years, and no depreciation was recognized in respect of the land.

IFRS – Under IAS 17 “Leases”, we recognized an asset and a liability underlying a finance lease for the above noted property. The land and building and the corresponding liability are measured at the present value of the minimum lease payments, which is lower than the carrying amount of the land and building. This is because both the land and building are depreciated over the 30 year term of the lease. This resulted in an after-tax decrease in retained earnings of $17 million as at the Transition Date ($19 million as at October 31, 2011), reflecting higher cumulative depreciation expense under IFRS, which was partially offset by lower cumulative interest expense under IFRS.

For the year ended October 31, 2011, a $4 million decrease in pre-tax income was recognized ($2 million after-tax), which was comprised of additional depreciation expense of $8 million and a $4 million decrease in interest expense.

8. Leveraged leases

Canadian GAAP – Under Canadian GAAP, a change in the estimated timing of cash flows relating to income taxes resulted in a recalculation of the timing of income recognition from leveraged leases in accordance with EIC-46 “Leveraged Leases”.

IFRS – Our investments in leveraged leases are classified as loans and are measured at amortized cost using the effective interest method. Income is measured on a constant yield basis using the effective interest rate determined at the inception of the lease.

This resulted in an increase in Business and government loans of $37 million along with an after-tax increase in retained earnings of $20 million as at the Transition Date ($24 million increase and after-tax increase of $13 million, respectively, as at October 31, 2011).

Interest income and pre-tax income were reduced by $12 million ($7 million after-tax) for the year ended October 31, 2011.

9. Customer loyalty awards

Canadian GAAP – At the time customer loyalty awards under self-managed credit card reward programs were granted, the expected cost to fulfill award obligations were recognized as a liability and a reduction in related revenue. When the customer redeemed the award, the liability was reduced by the actual cost of the award.

For some of our credit cards, we provide our customers with loyalty awards at the time that they activate a new card. The cost of these awards was deferred and amortized.

IFRS – At the time that customer loyalty awards are granted under self-managed credit card reward programs, the estimated fair value of the awards expected to be redeemed is recognized as deferred revenue within Other liabilities. When we have satisfied our obligation related to the awards, the deferred revenue is recognized as revenue in net income, while the cost of our obligation is recognized as an expense, which has the impact of grossing up our revenue and expenses relative to Canadian GAAP.

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Consolidated financial statements

Loyalty awards granted at the time customers activate a new card are expensed under IFRS rather than being deferred and amortized.

The differences relating to loyalty awards resulted in an after-tax decrease in retained earnings of $6 million as at the Transition Date ($6 million as at October 31, 2011).

For the year ended October 31, 2011, revenues and expenses increased by $54 million and $54 million, respectively.

10. Loan loss accounting

Canadian GAAP – An impaired loan was measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. The unwinding of the time value of money (discounting of future cash flows) could be recognized as either a credit to the provision or as interest income. We recognized the unwinding of the time value of money as a credit to the provision.

In addition, allowances for credit losses were classified as either specific allowances or general allowances. Specific allowances were recognized when impairment had been identified for loans that were either assessed individually or assessed collectively. General allowances were established for groups of loans where impairment was inherent but not specifically identified.

IFRS – Under IAS 39, an impaired loan is also measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. However, under IFRS, the unwinding of the time value of money is recognized as interest income. This difference did not impact the opening IFRS consolidated balance sheet. For the year ended October 31, 2011, $48 million of the unwinding of time value of money was reclassified from Provision for credit losses to Interest income.

In addition, under IFRS, allowances for credit losses are classified as either individual allowances or collective allowances. For loans that are considered individually significant, the assessment of impairment is performed on an account-by-account basis and the resulting allowances, if any, are classified as individual allowances. Impairment is collectively assessed in two circumstances:

•	For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis; and
•	For groups of loans where each loan is considered to be not individually significant.

The difference in classification did not result in a transitional adjustment as at the Transition Date or in the 2011 comparative period. However, the Canadian GAAP category of general allowance for all loans has been re-characterized as collective allowance under IFRS, and the specific allowance for collectively assessed loans also has been re-characterized as collective allowance under IFRS. The specific allowance for individually assessed loans has been re-characterized as individual allowance. The increase in the allowance under IFRS is a result of the consolidation of certain securitization transactions (see Sections B.2 and B.3).

11. Impairment of goodwill and other intangible assets

Canadian GAAP – For the purpose of impairment testing, goodwill was allocated to reporting units which were defined as an operating segment or one level below an operating segment.

The impairment test for goodwill was based on a comparison of the carrying value of the reporting unit, including the allocated goodwill, with its fair value. When the carrying value of a reporting unit exceeded its fair value, any impairment of goodwill was measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill was the excess of the fair value of the reporting unit over the fair value of the net tangible and other intangible assets of the reporting unit.

The impairment test for other intangible assets was based on comparison of the carrying value of the intangible asset with its fair value. An impairment loss was recognized in net income for the excess of the carrying value of the intangible asset over its fair value.

IFRS – As discussed in Section A.2, the carrying value of goodwill arising on business combinations occurring before the Transition Date has not been adjusted.

Under IAS 36 “Impairment of Assets”, goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. CGUs are defined as the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. The allocation of goodwill to CGUs or groups of CGUs under IFRS is broadly similar to the allocation of goodwill to reporting units under Canadian GAAP.

The impairment test for goodwill is based on a comparison of the carrying value of the CGU or groups of CGUs, including the allocated goodwill, with the recoverable amount of the CGU or groups of CGUs. The recoverable amount is the greater of fair value less cost to sell and value in use.

Value in use is the present value of the future cash flows expected to be derived from the CGU or groups of CGUs. The impairment loss is calculated as the excess of the carrying value over the recoverable amount.

The impairment test for other intangible assets is also based on a comparison of the carrying value with the recoverable amount related to that asset. If the recoverable amount is lower than the carrying value, the excess of the carrying value over the recoverable amount is recognized as an impairment loss.

Under IFRS 1, the carrying value of indefinite-lived intangible assets and goodwill were tested for impairment as at the Transition Date (see Section A.2), and no impairment loss was recognized.

In addition, the carrying value of CGUs to which goodwill has been allocated and other indefinite-lived intangible assets is required to be tested for impairment annually, or at each reporting date when there is an indication of a possible impairment. The carrying value of goodwill arising on the acquisition of CIBC FirstCaribbean was allocated to the CIBC FirstCaribbean CGU under IFRS, which is consistent with the allocation of goodwill to the CIBC FirstCaribbean reporting unit under Canadian GAAP. In the three months ended July 31, 2011, impairment testing was performed under both Canadian GAAP and IFRS. Under Canadian GAAP, the implied fair value of CIBC FirstCaribbean’s goodwill was greater than its carrying value and no impairment loss was recognized.

Under IFRS, the estimated recoverable amount of the CIBC FirstCaribbean CGU was determined to be lower than the carrying value, and as a result an impairment loss of $203 million was recognized in the year ended October 31, 2011.

The estimated recoverable amount of the CIBC FirstCaribbean CGU was based on its value in use, which was estimated using an internally developed discounted future cash flow valuation model taking into account entity specific cash flows (see Note 13 of our 2012 second quarter interim consolidated financial statements for further information). This test is similar to the step 1 fair value test under Canadian GAAP.

12. Reimbursement

Canadian GAAP – Reimbursements by another party in respect of accrued contingent losses were recognized when the reimbursement was “probable”.

IFRS – Reimbursements by another party in respect of accrued contingent losses are recognized when it is “virtually certain” that the reimbursement will be received, which is a higher recognition threshold than probable under Canadian GAAP. As a result of the higher recognition threshold under IFRS, a

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reimbursement related to an indemnification that was recognized under Canadian GAAP was reversed under IFRS, resulting in a decrease in pre-tax income of $11 million ($6 million after-tax) for the year ended October 31, 2011.

13. Earnings per share

Canadian GAAP – Preferred shares that may be settled in cash or that are convertible into equity did not impact diluted EPS to the extent that there was a past practice of cash settlement. As a result, our Series 26, 27 and 29 Class A Preferred Shares that were redeemable for cash or were convertible to common shares at the option of CIBC (the Convertible Preferred Shares) through to August 17, 2011 had no dilution impact in calculating diluted EPS.

IFRS – Under IFRS, if preferred shares can be converted into common shares, they are included in the calculation of diluted EPS regardless of whether there is a past practice of conversion to common shares. As a result, the Convertible Preferred Shares are included in the calculation of diluted EPS for the period through to August 17, 2011, at which time we renounced our rights to convert the Convertible Preferred Shares into CIBC common shares except when required to do so by OSFI pursuant to a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital advisory issued by OSFI. The inclusion of the Convertible Preferred Shares increased the weighted-average number of common shares outstanding in the diluted EPS calculation by 9,609 thousand for the year ended October 31, 2011.

C. Other presentation reclassifications

1. Non-controlling interests

Under Canadian GAAP, minority interests in subsidiaries are classified outside of shareholders’ equity. Under IFRS, minority interests are referred to as non-controlling interests, and non-controlling interests are classified as equity, and are presented separately within total equity. As a result, $168 million of non-controlling interests were reclassified to total equity as at the Transition Date ($164 million as at October 31, 2011), with no impact on consolidated net assets.

2. Precious metals

Under Canadian GAAP, we included precious metals in the consolidated balance sheet under Cash and non-interest-bearing deposits with banks, whereas under IFRS, we include precious metals in Other assets. As a result, $373 million of precious metals were reclassified from Cash and non-interest-bearing deposits with banks to Other assets as at the Transition Date ($374 million as at October 31, 2011).

3. Covered bond liabilities

Under Canadian GAAP, we included covered bond liabilities in the consolidated balance sheet under Deposits – Business and government, whereas under IFRS, we include the covered bond liabilities in Deposits – Secured borrowings. As a result, $6.4 billion of covered bond liabilities were reclassified from Deposits - Business and government to Deposits – Secured borrowings as at the Transition Date ($11.9 billion as at October 31, 2011).

4. Consolidated statement of cash flows

In conjunction with the transition to IFRS, we have reclassified certain items within the consolidated statement of cash flows.

Under IFRS, items classified within cash flows provided by (used in) financing activities are primarily for transactions related to our common and preferred shares and subordinated indebtedness. Items classified within cash flows provided by (used in) investing activities relate to cash flows for the acquisition or disposal of assets that support treasury management activities or are of a strategic or longer-term nature. All other items are presented as cash flows provided by (used in) operating activities.

The principles of classification followed under IFRS resulted in the following changes in classification from that under Canadian GAAP:

Classification under
	Canadian GAAP	IFRS
Deposits, net of withdrawals	Financing activities	Operating activities
Obligations related to securities sold short	Financing activities	Operating activities
Obligations related to securities sold under repurchase agreements	Financing activities	Operating activities
Cash collateral on securities lent	Financing activities	Operating activities
Interest-bearing deposits with banks	Investing activities	Operating activities
Loans, net of repayments	Investing activities	Operating activities
Cash collateral on securities borrowed	Investing activities	Operating activities
Securities purchased under resale agreements	Investing activities	Operating activities

The changes in presentation, along with the impact of adjustments related to the transition to IFRS, resulted in adjustments to the consolidated statement of cash flows, as discussed below.

Year ended October 31, 2011

For the year ended October 31, 2011, the net decrease in Cash and non-interest bearing deposits with banks was $0.3 billion under both Canadian GAAP and IFRS.

Cash flows from operating activities increased by $6.2 billion, from a net outflow of $1.4 billion under Canadian GAAP to a net inflow of $4.8 billion under IFRS.

Cash flows from financing activities increased by $1.0 billion, from a net outflow of $2.3 billion under Canadian GAAP to a net outflow of $1.3 billion under IFRS.

Cash flows from investing activities decreased by $7.2 billion, from a net inflow of $3.4 billion under Canadian GAAP to a net outflow of $3.8 billion under IFRS.

CIBC 2012 ANNUAL REPORT	171

Consolidated financial statements

D. Reconciliation of equity from Canadian GAAP to IFRS

$ millions, as at November 1, 2010	Retained earnings	AOCI	Other equity	Total shareholders’ equity	Non- controlling interests	Total equity	Note
As reported under Canadian GAAP	$6,095	$(361)	$10,056	$15,790	$–	$15,790
Employee benefits	(1,080)	–	–	(1,080)	–	(1,080)	A.1 , B.1
Securitized residential mortgages	(131)	(34)	–	(165)	–	(165)	A.8 , B.2
Consolidation	(128)	(8)	–	(136)	–	(136)	A.8 , B.3
Measurement of private AFS equity securities	–	201	–	201	–	201	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	–	–	–	–	B.4
Impairment of AFS equity securities	(50)	46	–	(4)	–	(4)	B.4
Reclassification of financial instruments	(85)	–	–	(85)	–	(85)	A.5, B.4
Share-based payments	103	2	2	107	–	107	B.5
Joint venture accounting	6	–	–	6	–	6	B.6
Foreign currency translation adjustments	(575)	575	–	–	–	–	A.3
Finance leases and leveraged leases	3	–	–	3	–	3	B.7, B.8
Customer loyalty points	(6)	–	–	(6)	–	(6)	B.9
Presentation of non-controlling interests as equity	–	–	–	–	168	168	C.1
	$(1,938)	$777	$2	$(1,159)	$168	$(991)
As reported under IFRS	$4,157	$416	$10,058	$14,631	$168	$14,799

$ millions, as at October 31, 2011
As reported under Canadian GAAP	$7,605	$(487)	$10,222	$17,340	$–	$17,340
Employee benefits	(1,006)	1	–	(1,005)	–	(1,005)	A.1 , B.1
Securitized residential mortgages	(164)	(28)	–	(192)	–	(192)	A.8 , B.2
Consolidation	(136)	(7)	–	(143)	–	(143)	A.8 , B.3
Measurement of private AFS equity securities	1	160	–	161	–	161	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	–	–	–	–	B.4
Impairment of AFS equity securities	(53)	48	–	(5)	–	(5)	B.4
Reclassification of financial instruments	(72)	1	–	(71)	–	(71)	A.5, B.4
Share-based payments	75	–	3	78	–	78	B.5
Joint venture accounting	6	–	–	6	–	6	B.6
Foreign currency translation adjustments	(571)	571	–	–	–	–	A.3
Finance leases and leveraged leases	(6)	–	–	(6)	–	(6)	B.7, B.8
Customer loyalty points	(6)	–	–	(6)	–	(6)	B.9
Goodwill impairment	(203)	(9)	–	(212)	–	(212)	B.11
Reimbursement	(6)	–	–	(6)	–	(6)	B.12
Tax rate adjustment	(12)	–	–	(12)	–	(12)
Presentation of non-controlling interests as equity	–	–	–	–	164	164	C.1
	$(2,148)	$732	$3	$(1,413)	$164	$(1,249)
As reported under IFRS	$5,457	$245	$10,225	$15,927	$164	$16,091

172	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

E. Impact of IFRS on financial results of reporting segments

A summary of the cumulative impact of the adoption of IFRS on the results of our reporting segments for the year ended October 31, 2011 is provided below.

$ millions, for the year ended October 31, 2011	Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Canadian GAAP
Net interest income (1)	$5,882	$179	$921	$(632)	$6,350
Non-interest income	1,800	1,740	1,143	1,216	5,899
Intersegment revenue	283	(283)	–	–	–
Total revenue	7,965	1,636	2,064	584	12,249
Provision for (reversal of) credit losses	1,072	4	32	(267)	841
Non-interest expenses	4,062	1,241	1,198	849	7,350
Income before income taxes and non-controlling interests	2,831	391	834	2	4,058
Income taxes (1)	706	112	268	(117)	969
Net income before non-controlling interests (2)	$2,125	$279	$566	$119	$3,089
IFRS adjustments
Net interest income	$(257)	$–	$(23)	$992	$712
Non-interest income	337	–	17	(880)	(526)
Intersegment revenue	–	–	–	–	–
Total revenue	80	–	(6)	112	186
Provision for credit losses	24	–	15	264	303
Non-interest expenses	(28)	–	20	144	136
Income (loss) before income taxes	84	–	(41)	(296)	(253)
Income taxes	25	–	(18)	(49)	(42)
Net income (loss)	$59	$–	$(23)	$(247)	$(211)
IFRS
Net interest income (1)	$5,625	$179	$898	$360	$7,062
Non-interest income	2,137	1,740	1,160	336	5,373
Intersegment revenue	283	(283)	–	–	–
Total revenue	8,045	1,636	2,058	696	12,435
Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144
Non-interest expenses	4,034	1,241	1,218	993	7,486
Income (loss) before income taxes	2,915	391	793	(294)	3,805
Income taxes (1)	731	112	250	(166)	927
Net income (loss) (2)	$2,184	$279	$543	$(128)	$2,878

(1)	Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $189 million for the year ended October 31, 2011. The equivalent amounts are offset in net interest income and income tax expense in Corporate and Other. Prior period information has been reclassified accordingly.

(2)	Under Canadian GAAP, net income represents income after attribution to non-controlling interests, whereas under IFRS, net income represents income prior to attribution to non-controlling interests.

The impact of IFRS on the financial results of our reporting segments included the following:

•

The increase in net income in Retail and Business Banking was mainly due to adjustments for employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) of $96 million ($65 million after-tax), net of adjustments related to the securitization of residential mortgages (see Section B.2).

•	Adjustments relating to employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) largely offset in Wealth Management.
•

The decrease in net income in Wholesale Banking includes lower revenue in the structured credit run-off business of $8 million ($6 million after-tax) (see Section B.4), reduced leverage lease revenues of $12 million ($7 million after-tax) (see Section B.8), increased litigation reserves of $11 million ($6 million after-tax) (see Section B.12), the elimination of a positive CVA of $13 million ($9 million after-tax) relating to seller swaps not recognized under IFRS (see Section B.2), net of increased revenue of $21 million ($11 million after-tax) on leveraged loans (see Section B.4).

•

The decrease in net income in Corporate and Other includes the $203 million CIBC FirstCaribbean goodwill impairment charge (see Section B.11) and securitization and consolidation related adjustments of $25 million ($18 million after-tax) (see Sections B.2 and B.3, respectively).

F. IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

For the narratives that explain the significant differences between the previous Canadian GAAP accounting policies and the IFRS accounting policies applied in the restatement of the consolidated statements of income and comprehensive income for the three months ended October 31, 2011, see pages 77 to 87 of the 2012 first quarter interim report.

CIBC 2012 ANNUAL REPORT	173

Consolidated financial statements

IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

(i) For the three months ended October 31, 2011

$ millions		Canadian GAAP	IFRS adjustments	IFRS
Interest income
Loans		$1,934	$602	$2,536
Securities		473	(123)	350
Securities borrowed or purchased under resale agreements		82	–	82
Deposits with banks		15	–	15
		2,504	479	2,983
Interest expense
Deposits		651	309	960
Securities sold short		89	–	89
Securities lent or sold under repurchase agreements		54	(7)	47
Subordinated indebtedness		52	–	52
Capital Trust securities		36	–	36
Other		17	6	23
		899	308	1,207
Net interest income		1,605	171	1,776
Non-interest income
Underwriting and advisory fees		94	–	94
Deposit and payment fees		192	–	192
Credit fees		98	(1)	97
Card fees		11	141	152
Investment management and custodial fees		122	(18)	104
Mutual fund fees		210	–	210
Insurance fees, net of claims		86	–	86
Commissions on securities transactions		109	–	109
Trading income (loss)		28	(41)	(13)
AFS securities gains (losses), net		238	(2)	236
FVO gains (losses), net		(80)	68	(12)
Income from securitized assets		300	(300)	–
Foreign exchange other than trading		77	(29)	48
Income from equity-accounted associates and joint ventures		(2)	11	9
Other		114	(7)	107
		1,597	(178)	1,419
Total revenue		3,202	(7)	3,195
Provision for credit losses		243	63	306
Non-interest expenses
Employee compensation and benefits		1,067	(13)	1,054
Occupancy costs		177	–	177
Computer, software and office equipment		255	(1)	254
Communications		76	–	76
Advertising and business development		61	–	61
Professional fees		57	1	58
Business and capital taxes		5	–	5
Other		216	19	235
		1,914	6	1,920
Income before income taxes		1,045	(76)	969
Income taxes		249	(37)	212
Net income		$796	$(39)	$757
Net income attributable to non-controlling interests		$2	$1	$3
Preferred shareholders		$38	$–	$38
Common shareholders		756	(40)	716
Net income attributable to equity shareholders		$794	$(40)	$754
Earnings per share (in dollars)	– Basic	$1.90		$1.80
	– Diluted	1.89		1.79
Dividends per common share (in dollars)		0.90		0.90

174	CIBC 2012 ANNUAL REPORT

Consolidated financial statements

$ millions, for the three months ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS
Net income	$796	$(39)	$757
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	234	(10)	224
Net (gains) losses on investments in foreign operations reclassified to net income	41	(41)	–
Net gains (losses) on hedges of investments in foreign operations	(92)	–	(92)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(37)	37	–
	146	(14)	132
Net change in AFS securities
Net gains (losses) on AFS securities	15	(16)	(1)
Net (gains) losses on AFS securities reclassified to net income	(65)	(80)	(145)
	(50)	(96)	(146)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	14	1	15
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(8)	–	(8)
	6	1	7
Total OCI	102	(109)	(7)
Comprehensive income	$898	$(148)	$750
Comprehensive income attributable to non-controlling interests	$2	$1	$3
Preferred shareholders	$38	$–	$38
Common shareholders	858	(149)	709
Comprehensive income attributable to equity shareholders	$896	$(149)	$747

$ millions, for the three months ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(4)	$–	$(4)
Net gains (losses) on hedges of investments in foreign operations	22	–	22
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	21	(21)	–
	39	(21)	18
Net change in AFS securities
Net gains (losses) on AFS securities	(17)	7	(10)
Net (gains) losses on AFS securities reclassified to net income	4	62	66
	(13)	69	56
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(6)	–	(6)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	3	–	3
	(3)	–	(3)
	$23	$48	$71

Note 32	Future accounting policy changes

We are currently evaluating the impact of adopting the standards listed below:

IFRS 9 “Financial Instruments” – In 2009, the IASB issued IFRS 9 and in 2010, the IASB published amendments to IFRS 9. The standard is expected to replace the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” on the classification and measurement of financial assets. In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015. IFRS 9 currently provides guidance on the recognition, classification, reclassification and measurement of financial assets and liabilities along with the derecognition of financial assets and liabilities. However, we understand that some aspects of the recognition and measurement guidance in IFRS 9 may be further amended before the standard becomes effective. In addition, the impairment and hedge accounting phases of the IASB’s financial instruments project are currently under development. We continue to monitor all of these developments in this project and assess the impact on our consolidated financial statements.

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. Adoption of the amendments is required for us on November 1, 2013. The amendments require the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise, (ii) recognition of expected return on plan assets in net income to be calculated based on the rate used to discount the defined benefit obligation, and (iii) recognition of past service costs (gains) in net income in the period in which they arise. The amendments include additional disclosures that explain the characteristics of the entity’s defined benefit plans and risks associated with the plans, as well as disclosures that describe how defined benefit plans may affect the amount, timing and uncertainty of future cash flows, and details of any asset-liability matching strategies used to manage risks. The amendments will have an impact on our defined benefit post-employment benefit plans, including the recognition of the full funded status of our plans through OCI. Retrospective application of the standard will result in the recognition in the consolidated statement of changes in equity of $918 million of pre-tax unamortized actuarial losses and $42 million of pre-tax unamortized past service gains as at October 31, 2012.

IFRS 10 “Consolidated Financial Statements” – Issued in May 2011, IFRS 10 is effective for us on November 1, 2013. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27. We are currently assessing the impact of IFRS 10 on our consolidated financial statements.

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Consolidated financial statements

IFRS 11 “Joint Arrangements” – Issued in May 2011, IFRS 11 is effective for us on November 1, 2013. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented using the equity method. As we presently apply the equity method for our joint arrangements under IFRS, we do not expect IFRS 11 to have a significant impact on our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” – Issued in May 2011, IFRS 12 is effective for us on November 1, 2013. IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The required disclosures aim to provide information to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. We are currently assessing the impact of IFRS 12 on our consolidated financial statements.

IFRS 13 “Fair Value Measurement” – Issued in May 2011, IFRS 13 is effective prospectively for us on November 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. Upon adoption, we do not expect IFRS 13 to have a significant impact on our consolidated financial statements.

Amendments to IAS 28 “Investments in Associates and Joint Ventures” was issued in May 2011 and is effective for us on November 1, 2013. The amendments apply to associates and joint ventures held for sale and to changes in interests held in associates and joint ventures. We are currently assessing the impact of the amended standard on our consolidated financial statements.

Amendments to IAS 1 “Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income” was issued in June 2011 and is effective for us on November 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to net income in the future from those that would never be reclassified to net income. As the amendments to IAS 1 only require changes in the presentation of items in OCI, we do not expect the amendments to have a material impact on our consolidated financial statements.

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” and IFRS 7 “Disclosures – Offsetting Financial Assets and Financial Liabilities” were issued in December 2011. The effective date for the amendments to IAS 32 for us is November 1, 2014. The effective date for the amendments to IFRS 7 for us is November 1, 2013. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or are subject to master netting arrangements or similar arrangements. We do not expect the amendments to have a material impact on our consolidated financial statements.

176	CIBC 2012 ANNUAL REPORT